P.E. 3/31/05

1-32253

Letter to Stockholders

Annual Meeting Invitation

Notice of 2005 Annual Meeting and Proxy Statement

2005 Annual Report on Form 10-K

EnerSys™

Power/Full Solutions™

Proxy Statement and 2005 Annual Report to Stockholders

Dear Fellow Stockholder:

We are pleased to provide our first annual report to our stockholders since becoming a public company in July 2004. Fiscal 2005 was an exciting year for our Company as we continued to address the challenges presented to us, especially higher commodity costs. In spite of these challenges, we continue to focus on profit enhancements and continued market share growth opportunities through both organic sales growth and acquisitions.

We posted a net sales increase of 12% over the prior fiscal year and net earnings of $32.4 million compared with $4.8 million in fiscal year 2004. On a pro forma basis adjusted to exclude special charges and to reflect our new capital structure as a result of the July 2004 initial public offering, net earnings were $38.2 million in fiscal 2005 compared with $36.2 million in fiscal 2004.

This increase in pro forma earnings was achieved in spite of a substantial increase in commodity costs, with the cost of lead in particular rising dramatically after several years of relatively low and stable prices. I am pleased with our performance in mitigating the impact of the higher commodity costs with selling price increases and improved operational efficiencies. Additionally, we have increased costs associated with being a public company, including preparation for compliance with the internal control assessment required by the Sarbanes-Oxley Act.

During the fiscal year we continued to strengthen our industry leadership position with the completion of an acquisition of an Australian motive power business. In addition, in June 2005, we acquired the motive power business of FIAMM, S.p.A., Europe's third largest motive power battery manufacturer, further solidifying our market leadership position.

I thank you for your confidence in our Company. I remain confident in EnerSys' long term performance and look forward to our continued success.

05059006

Sincerely,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

Please refer to "Management's Discussion and Analysis" in our Annual Report on Form 10-K attached to this letter for additional information, including a reconciliation of the non - GAAP measures to the comparable GAAP measures.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this letter regarding EnerSys' business, which are not historical facts, are "forward-looking statements" that involves risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Form 10-K for the most recently ended fiscal year.

Annual Meeting Invitation

EnerSys

Power/Full Solutions™

June 21, 2005

Dear Fellow Stockholder:

EnerSys will hold its 2005 annual meeting of stockholders (the "Annual Meeting") on Thursday, July 21, 2005, at 10:00 a.m. (Eastern time) at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605. You can find directions to our corporate offices on the Investor Relations page of our website at *www.enersys.com.*

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting in person, we urge you to read these proxy materials and cast your vote on the matters that will be presented at the Annual Meeting. Stockholders of record have the option of voting by telephone, through the Internet or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. This will not prevent you from voting in person at the Annual Meeting.

I look forward to seeing you at the Annual Meeting. Thank you very much for your continued interest in EnerSys.

Sincerely,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE
OF
ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 21, 2005

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders (the "Annual Meeting") of EnerSys will be held on Thursday, July 21, 2005, at 10:00 a.m. (Eastern time) at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605, for the following purposes:

(1) Proposal No. 1: To elect three (3) Class I directors of EnerSys, each to serve for a term of three years and until their respective successors shall have been elected and qualified;

(2) Proposal No. 2: To ratify the appointment by the Audit Committee of EnerSys' Board of Directors of Ernst & Young LLP as EnerSys' independent auditors for the fiscal year ending March 31, 2006; and

(3) To transact such other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on June 1, 2005, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. STOCKHOLDERS OF RECORD MAY VOTE BY TELEPHONE, THROUGH THE INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. SPECIFIC INSTRUCTIONS FOR TELEPHONE AND INTERNET VOTING ARE SET FORTH ON THE ENCLOSED PROXY CARD.

By Order of the Board of Directors

Richard W. Zuidema
Executive Vice President Administration and Secretary

Reading, Pennsylvania
June 21, 2005

EnerSys
Power/Full Solutions™

PROXY STATEMENT

GENERAL INFORMATION

Solicitation of Proxies. The Board of Directors of EnerSys is providing this Proxy Statement to solicit proxies for use at EnerSys' annual meeting of stockholders to be held at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania, 19605 on Thursday, July 21, 2005, at 10:00 a.m. (Eastern time) or any adjournment or postponement thereof (the "Annual Meeting"). EnerSys is first delivering this Proxy Statement, the foregoing notice and the accompanying proxy card to stockholders on or about June 21, 2005. EnerSys will pay the expense of soliciting proxies. EnerSys expects to solicit proxies primarily by mail and the Internet. EnerSys' directors, officers and team members may also solicit proxies personally or by electronic means.

Purpose of the Meeting. At the Annual Meeting, our stockholders will be asked to vote on the following proposals:

Proposal No. 1: To elect three (3) Class I directors of EnerSys, each to serve for a term of three years and until their respective successors shall have been elected and qualified; and

Proposal No. 2: To ratify the appointment by the Audit Committee of EnerSys' Board of Directors of Ernst & Young LLP as EnerSys' independent auditors for the fiscal year ending March 31, 2006.

Record Date. Only stockholders of record at the close of business on June 1, 2005 (the "Record Date"), are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the Record Date, there were 46,164,794 shares of EnerSys common stock outstanding, each of which will be entitled to one vote at the Annual Meeting.

Quorum. The presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast will constitute a quorum at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the Annual Meeting.

Voting and Revocation of Proxies. Stockholders of record can choose one of the following three ways to vote:

1. By mail: Complete, sign, date and return the enclosed proxy card in the pre-paid envelope provided. If you return the signed proxy card but do not mark the boxes showing how you wish to vote, your votes will be cast "FOR" the election of all director nominees and "FOR" ratification of EnerSys' independent auditors.

2. By telephone: Call the toll-free telephone number on the proxy card (888-693-8683) and follow the instructions.

3. Through the Internet: Access the website *www.cesvote.com* and follow the instructions.

We encourage each stockholder of record to submit your proxy electronically on the Internet, if that option is available, or by telephone. Delivery of a proxy in any of the three ways listed above will not affect a stockholder's right to attend the Annual Meeting and vote in person. If your shares are held in "street name" (that is, through a broker, trustee or other holder of record), you will receive a proxy card from your broker seeking instructions as to how your shares should be voted. If no instructions are given, your broker or nominee may vote your shares at its discretion on your behalf on routine matters (such as the election of directors and the ratification of independent auditors) under New York Stock Exchange rules. You may not vote shares held in "street name" at the Annual Meeting unless you obtain a legal proxy from your broker or holder of record.

Any stockholder giving a proxy may revoke it by doing any of the following:

- Delivering a written notice of revocation to the Secretary of EnerSys, dated later than the proxy, before the vote is taken at the Annual Meeting;
- Delivering a duly executed proxy to the Secretary of EnerSys, bearing a later date (including proxy by telephone or through the Internet) before the vote is taken at the Annual Meeting; or
- Voting in person at the Annual Meeting (your attendance at the Annual Meeting, in and of itself, will not revoke the proxy).

Any written notice of revocation, or later dated proxy, should be delivered to:

EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605
Attention: Richard W. Zuidema, Executive Vice President and Secretary

Required Votes. The affirmative vote of a plurality of the votes cast at the meeting is required for the election of director nominees. A properly executed proxy marked *"WITHHOLD"* with respect to the election of one or more director nominees will not be voted with respect to the director nominee or director nominees indicated.

The ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2006, requires the affirmative vote of the holders of a majority of the shares voted at the Annual Meeting in person or by proxy. Abstentions and broker non-votes will not constitute or be counted as "votes" cast for purposes of this proposal.

Attendance at the Annual Meeting. Attendance at the Annual Meeting will be limited to stockholders as of the Record Date, their authorized representatives and guests of EnerSys.

Metalmark and our Institutional Stockholders. Metalmark Capital LLC, an independent private equity firm established in 2004 by former principals of Morgan Stanley Capital Partners to manage Morgan Stanley Capital Partners' private equity funds and to make private equity investments in a broad range of industries ("Metalmark"), certain institutional stockholders, certain members of our senior management and our Company have entered into a Securityholder Agreement, dated as of July 26, 2004 (the "Securityholder Agreement"), which governs certain relationships among such parties. Metalmark and the Institutional Stockholders (as defined below) may be deemed to be a "group" for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder. As of June 1, 2005, the Institutional Stockholders held 71.8% of the outstanding shares of our common stock. The Institutional Stockholders have advised us that they intend to vote all such shares in favor of the Board's nominees for director, and in favor of the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2006. As a result, we are assured a quorum at the Annual Meeting, the election of the Board's nominees for directors, and the ratification of the appointment of Ernst & Young LLP.

The Institutional Stockholders are Morgan Stanley Dean Witter Capital Partners IV, L.P. ("MSCP IV, L.P."), MSDW IV 892 Investors, L.P. ("MSCP IV 892, L.P."), and Morgan Stanley Dean Witter Capital Investors IV, L.P. ("MSCI IV, L.P.") (collectively, the "MSCP Funds"), Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., and Morgan Stanley Global Emerging Markets Private Investors, L.P. (collectively, the "MSGEM Funds"), J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC, and 522 Fifth Avenue Fund, L.P. (collectively, the "J.P. Morgan Funds"), and First Plaza Group Trust and GM Capital Partners I, L.P. (collectively, the "GM Stockholders"). The MSCP Funds and the MSGEM Funds are hereinafter called, collectively, the "Morgan Stanley Funds." For more information on the terms of, and the parties to, the Securityholder Agreement, see "Certain Relationships and Related Transactions—Securityholder Agreement" herein.

The general partners of the Morgan Stanley Funds are wholly owned subsidiaries of Morgan Stanley. An affiliate of Metalmark manages MSCP Funds IV, L.P. and MSCP IV 892, L.P. pursuant to a subadvisory agreement (the "Subadvisory Agreement"). In addition, under the subadvisory arrangement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any of our shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P. As a result of the Securityholder Agreement and the Subadvisory Agreement, Metalmark may be deemed to control our management and policies.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

General

EnerSys' certificate of incorporation provides that the Board of Directors shall consist of not less than three nor more than eleven members, as fixed by the Board of Directors from time to time. The certificate of incorporation also divides the Board into three classes, with each class to be as nearly equal in number as possible. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, nominees for directors in that class will be considered for election for three-year terms at the annual meeting of stockholders in the year in which the term of directors in that class expires.

EnerSys' Board of Directors currently consists of seven members, divided into three classes. The classes are composed of the following directors:

Mr. Fry, Mr. Lehman and Mr. Marlo are Class I directors, whose terms will expire at the 2005 annual meeting of stockholders (at the Annual Meeting);

Mr. Elliott and Mr. Hoffman are Class II directors, whose terms will expire at the 2006 annual meeting of stockholders; and

Mr. Craig and Mr. Hoffen are Class III directors, whose terms will expire at the 2007 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Director Nominees

Based on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has unanimously nominated Eric T. Fry, John F. Lehman, and Dennis S. Marlo for election as Class I directors of EnerSys. Each of the nominees currently serves as a director of EnerSys and has consented to being named in this Proxy Statement and to serve if elected. Each of the directors elected at the Annual Meeting will

hold office until 2008. If any of the nominees become unable to accept nomination or election, the persons named in the proxy may vote for a substitute nominee selected by the Board of Directors. EnerSys' management, however, has no present reason to believe that any Class I nominee will be unable to serve as a director, if elected.

The three nominees who receive the highest number of votes cast at the Annual Meeting will be elected Class I directors. Shares represented by properly delivered proxies will be voted for the Class I nominees unless otherwise specified in the proxy by the stockholder. Any stockholder who wishes to withhold authority from the proxyholders to vote for the election of directors or to withhold authority to vote for any individual nominee may do so by voting his or her proxy to that effect. Stockholders cannot cumulate their votes for the election of directors. No proxy may be voted for a greater number of persons than the number of nominees named.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

BOARD OF DIRECTORS

The following table sets forth certain information with respect to the Company's directors and the director nominees as of the Record Date:

Name	Age	Position with EnerSys	Year First Became Director	Term as Director will Expire (1)
John D. Craig	54	Chairman of the Board, President and Chief Executive Officer	2000	2007
Chad L. Elliott	33	Director	2004	2006
Eric T. Fry	38	Director	2000	2005
Howard I. Hoffen	41	Director	2000	2007
Michael C. Hoffman	42	Director	2004	2006
John F. Lehman	62	Director	2004	2005
Dennis S. Marlo	62	Director	2004	2005

(1) Directors' terms of office are scheduled to expire at the annual meeting of stockholders to be held in the year indicated.

The principal occupation and business experience during the last five years of, and other information with respect to, each nominee for election as a director of EnerSys and of each continuing director is as follows:

John D. Craig. Mr. Craig has served as Chairman of the Board of Directors, President and Chief Executive Officer and a Director of EnerSys since November 2000. From 1998 to October 2000, he served as President and Chief Operating Officer of Yuasa, Inc., the predecessor company to EnerSys. Mr. Craig joined Yuasa in 1994. Mr. Craig received his Master of Electronics Engineering Technology degree from Arizona State University and his Bachelor's degree from Western Michigan University.

Chad L. Elliott. Mr. Elliott has been a Director of EnerSys since the completion of our initial public offering (the "Offering") on August 2, 2004. Mr. Elliott has been a Vice President of Metalmark Capital LLC since its formation in 2004. Prior to joining Metalmark, he was a Vice President of Morgan Stanley Capital Partners from 1999 to 2004. Mr. Elliott is a Director of Aventine Renewable Energy, Inc. Mr. Elliott received his Master of Business Administration degree from Harvard Business School and his Bachelor of Arts degree in Economics from Princeton University.

Eric T. Fry. Mr. Fry has been a Director of EnerSys since November 2000. Mr. Fry has been a Managing Director of Metalmark Capital LLC since its formation in 2004. Prior to joining Metalmark, he

was a Managing Director of Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley Capital Partners from 2002 to 2004, and Executive Director of Morgan Stanley Capital Partners from 1998 to 2001. He joined MS & Co. initially in 1989. Mr. Fry serves as a Director of American Color Graphics, Inc., Direct Response Corporation, Homesite Group, Inc., Vanguard Health Systems and The Underwriter Group Limited. Mr. Fry received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree in Economics from The Wharton School at the University of Pennsylvania.

Howard I. Hoffen. Mr. Hoffen has been a Director of EnerSys since November 2000. Mr. Hoffen has been the Chairman and Chief Executive Officer of Metalmark Capital LLC since its formation in 2004. Prior to joining Metalmark, from 2001 to 2004, he was the Chairman and CEO of Morgan Stanley Capital Partners and a Managing Director of MS & Co., since 1997. Mr. Hoffen serves as a Director of Catalytica Energy Systems, Inc., which is traded on the NASDAQ Stock Market. He is also a Director of the following private companies: Cantera Resources Holdings LLC, Concert Capital Resources, LP, Direct Response Corporation, Homesite Group, Inc., Triana Energy Holdings LLC, and Union Drilling Co. Inc. Mr. Hoffen received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree from Columbia University.

Michael C. Hoffman. Mr. Hoffman has been a Director of EnerSys since the completion of our Offering on August 2, 2004. Mr. Hoffman has been a Managing Director of Metalmark Capital LLC since 2004. Prior to joining Metalmark, he was a Managing Director of Morgan Stanley Capital Partners from 1998 to 2004. He joined MS & Co. in 1986 and worked in the firm's Strategic Planning Group prior to joining Morgan Stanley Private Equity in 1990. Mr. Hoffman is a Director of American Color Graphics, Inc. and Aventine Renewable Energy, Inc., and is a former Director of Jefferson Smurfit Corporation and eAccess Limited. Mr. Hoffman received his Bachelor of Science degree in Operations Research and Industrial Engineering from Cornell University.

John F. Lehman. Mr. Lehman has been a Director of EnerSys since the completion of our Offering on August 2, 2004. Mr. Lehman is a founding partner of J.F. Lehman & Company, a private equity firm, and has been its Chairman since November 1990. Prior to founding J.F. Lehman & Company, Mr. Lehman was a Managing Director in Corporate Finance at PaineWebber Incorporated, served for six years as Secretary of the Navy, was a member of the National Security Council Staff, served as a delegate to the Mutual Balanced Force Reductions negotiations and was the Deputy Director of the Arms Control and Disarmament Agency. Mr. Lehman serves as a Director of Ball Corporation, which is traded on the New York Stock Exchange. He is the Chairman of the following private companies: Special Devices, Incorporated, OAO Technology Solutions, Inc., Racal Instruments, Inc. and Racal Acoustics Ltd. He also serves as a Director of ISO Inc., a private company. Mr. Lehman is a member of the National Commission on Terrorist Attacks Upon the United States. He is also Chairman of the Princess Grace Foundation. Mr. Lehman received his Bachelor of Science degree from St. Joseph's University, his Bachelor of Arts and Master of Arts degrees from Cambridge University and a doctorate from the University of Pennsylvania.

Dennis S. Marlo. Mr. Marlo has been a Director of EnerSys since the completion of our Offering on August 2, 2004. Mr. Marlo has served as an Executive Vice President of Sovereign Bancorp, Inc. since June 2004 and served as Chief Risk Management Officer of Sovereign Bancorp, Inc. from April 2001 through June 2004. Mr. Marlo joined Sovereign in February 1998 as the President of the Pennsylvania Division of Sovereign Bank and was appointed Chief Financial Officer and Treasurer of Sovereign in May 1998, serving in that capacity through April 2001. Prior thereto, Mr. Marlo served as President and Chief Executive Officer of ML Bancorp Inc., a predecessor company of Sovereign, and as a partner with KPMG, LLP. Mr. Marlo completed the Graduate School of Community Bank Management at the University of Texas at Austin and received his Bachelor of Science degree in Accounting from La Salle University. He is a certified public accountant.

Messrs. Hoffen, Fry, Hoffman and Elliott serve on our Board of Directors as designated by Metalmark pursuant to the Securityholder Agreement and the Subadvisory Agreement. Such agreements effectively permit Metalmark to designate a majority of the nominees for election to our Board of Directors. The Securityholder

Agreement also provides that our Chief Executive Officer shall be nominated to the Board of Directors. The stockholders party to the Securityholder Agreement, including certain members of our senior management, have agreed to vote their shares of our common stock to elect these nominees for director.

CORPORATE GOVERNANCE

Controlled Company Exemption

Because Metalmark and the Institutional Stockholders party to the Securityholder Agreement hold more than 50% of the voting power of EnerSys, we are a "controlled company" under the New York Stock Exchange listing requirements. So long as we are a "controlled company," we may elect not to comply with the NYSE's requirements that a majority of our Board of Directors be independent directors and that all the members of our Compensation Committee and Nominating and Corporate Governance Committee be independent directors. We have so elected and, accordingly, we do not have a majority of independent directors on our Board of Directors and our Nominating and Corporate Governance and Compensation Committees are not comprised entirely of independent Directors. We intend to continue to take advantage of the "controlled company" exemption unless and to the extent Metalmark shall otherwise request.

Independence of Directors

In June 2005, EnerSys' Board of Directors determined that Messrs. Lehman and Marlo are independent from EnerSys and EnerSys' management under the NYSE's listing standards. The Board considered all relevant facts and circumstances in making these independence determinations and concluded that there were no material relationships between either of Messrs. Lehman or Marlo and EnerSys. We expect to add a third independent member to our Board of Directors by July 26, 2005 (the first anniversary of the effective date of the registration statement for our Offering). There are no family relationships among our directors or executive officers.

Access to Corporate Governance Documents

EnerSys' corporate governance information and materials, including our Corporate Governance Guidelines, charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and Code of Business Conduct and Ethics, are available on the Investor Relations page of EnerSys' website at *www.enersys.com* and any stockholder may obtain printed copies of these documents by writing to Investor Relations at: EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, or by e-mail at: *investorrelations@enersys.com* or by calling Investor Relations at (610) 236-4040. Information contained on the website is not incorporated by reference or otherwise considered part of this Proxy Statement.

Committees of our Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. Our Board of Directors from time to time may establish other committees.

Audit Committee

Our Audit Committee consists of Messrs. Marlo (Chairperson), Fry and Lehman. The Board of Directors has determined that Mr. Marlo is an "audit committee financial expert," as such term is defined in rules promulgated by the SEC under the Exchange Act. The Board of Directors has determined that Messrs. Lehman and Marlo are independent directors. Mr. Fry is a Managing Director of Metalmark, which beneficially owns more than 50% of our outstanding common stock and, therefore, is not deemed to be independent. By July 26, 2005 (the first anniversary of the effective date of the registration statement for our Offering), we plan to appoint an additional new independent member to the Audit Committee to replace Mr. Fry so that all three of our Audit Committee members will be "independent," as such term is defined in Exchange Act Rule 10A-3(b)(i) and the New York Stock Exchange listing standards. EnerSys' Audit Committee met three (3) times in the fiscal year ended March 31, 2005.

The Audit Committee is responsible for:

- appointing, compensating and overseeing the Company's independent registered public accounting firm ("independent auditors");
- overseeing management's fulfillment of its responsibilities for financial reporting and internal control over financial reporting; and
- overseeing the activities of the Company's internal audit function.

For additional information, see "Audit Committee Report" and the Company's Audit Committee Charter, which is attached to this Proxy Statement as Exhibit I.

Compensation Committee

Our Compensation Committee consists of Mr. Hoffen (Chairman), Mr. Fry and Mr. Marlo. The Compensation Committee is responsible for:

- reviewing and approving the compensation of our Chief Executive Officer and other executive officers;
- reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters; and
- administering our stock plans and other incentive compensation plans.

None of our executive officers serves as a member of the Board of Directors or the Compensation Committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation Committee. This Committee met two (2) times in the fiscal year ended March 31, 2005.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Hoffen (Chairperson), Mr. Fry and Mr. Marlo. The Board of Directors has determined that Mr. Marlo is an independent director. Messrs. Hoffen and Fry are not independent directors by virtue of their affiliations with Metalmark, which beneficially owns more than 50% of our outstanding common stock. The Nominating and Corporate Governance Committee is responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to our Board of Directors a set of corporate governance principles. The Committee met two (2) times in the fiscal year ended March 31, 2005.

Process for Selection of Director Nominee Candidates

The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving as a director of EnerSys are that a candidate demonstrate, by significant accomplishments in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of the business and affairs of EnerSys and have an impeccable record and reputation for honest and ethical conduct in his or her professional and personal activities. In addition, the Nominating and Corporate Governance Committee considers the following characteristics in reviewing director candidates:

- integrity and character;
- sound and independent judgment;
- breadth of experience;
- insight and knowledge;
- business acumen;
- leadership skills;
- scientific or technology expertise;

- familiarity with issues affecting global businesses in diverse industries;
- prior government service; and
- diversity of backgrounds and experience.

In addition to these requirements, the Nominating and Corporate Governance Committee will also evaluate, in the context of the needs of the Board, whether the nominee's skills are complementary to the existing Board members' skills, and assess any material relationships with EnerSys or third parties that might adversely impact independence and objectivity, as well as such other criteria as the Nominating and Corporate Governance Committee determines to be relevant at the time. The Nominating and Corporate Governance Committee, Committee Chair and/or EnerSys' Chief Executive Officer interview candidates that meet the criteria, and the Nominating and Corporate Governance Committee selects candidates that best suit the Board's needs. EnerSys may from time to time hire an independent search firm to help identify and facilitate the screening and interview process of director candidates.

Mr. Lehman, who was first appointed to the Board in August 2004, was recommended for consideration by the Nominating and Corporate Governance Committee by Mr. Hoffen, a non-management director. Mr. Marlo, who was first appointed to the Board in August 2004 following completion of our Offering, was recommended for consideration by the Nominating and Corporate Governance Committee by our outside counsel, Stevens & Lee.

Stockholders may recommend qualified persons for consideration by the Nominating and Corporate Governance Committee. Stockholders making a recommendation must submit the same information as that required to be included by EnerSys in its Proxy Statement with respect to nominees of the Board of Directors. The stockholder recommendation should be submitted in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605 (Attn: Richard W. Zuidema, Executive Vice President Administration and Secretary).

The Nominating and Corporate Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder. However, the Nominating and Corporate Governance Committee will also review the performance as a director of any person already serving on the Board of Directors of EnerSys in determining whether to recommend that the Director be re-nominated.

Charters of the Committees of the Board of Directors

The Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee each operate pursuant to a written charter adopted by the Board of Directors. Each Committee reviews its charter at least annually. The charter of the Audit Committee is attached hereto as Exhibit I. Each Committee's charter is available on the Investor Relations page of EnerSys' website at *www.enersys.com* and is available to print to any stockholder who requests it. Information contained on the website is not incorporated by reference or otherwise considered part of this Proxy Statement.

Director Attendance at Board, Committee and Annual Meetings

EnerSys' Corporate Governance Guidelines provide that directors are expected to attend meetings of the Board and meetings of the committees on which they serve. During our fiscal year 2005, the Board of Directors met a total of three (3) times. Each director attended at least 75% of the total number of meetings of the Board and its committees on which the director served during the fiscal year ended March 31, 2005, based on the number of such meetings held during the period for which each person served as a director or on a committee. It is the Company's policy that directors are invited and encouraged to attend the Annual Meeting. The stockholders acted by written consent one time in fiscal year 2005 and did not hold a meeting.

Executive Sessions of Non-Management Directors

The Board has established a policy requiring non-management directors to meet in executive session periodically during the course of each year and has established procedures for determining which

non-management director will serve as the presiding director for these executive sessions. The presiding director is designated by the Board of Directors. In addition, it is expected that at least once a year the independent directors will meet in a separate executive session. Mr. Hoffen has been designated as the presiding director for fiscal year 2006.

Communications with the Board of Directors

Stockholders and other interested parties who desire to communicate directly with EnerSys' non-management directors should submit such communication in writing addressed to the "Presiding Director" or "Non-Management Directors," at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by email to the Presiding Director or Non-Management Directors at *presidingdirector@enersys.com*. Communications intended for the full Board of Directors may be submitted in the same manner.

Stockholders, employees and other interested parties who desire to express a concern relating to accounting or auditing matters should communicate directly with EnerSys' Audit Committee in writing addressed to the "Audit Committee Chair" at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by e-mailing the Audit Committee at *auditcommittee@enersys.com*.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to our Chief Executive Officer, Chief Financial Officer and Controller, as well as our other officers, directors and employees. Any amendment to, or waiver from, the Code for executive officers or directors will be disclosed on the Investor Relations page of EnerSys' website at *www.enersys.com.*

Director Compensation

EnerSys believes that the amount, form and methods used to determine director compensation are important ingredients in (i) attracting and maintaining directors who are independent, interested, diligent and actively involved in overseeing EnerSys' affairs; and (ii) more substantially aligning the interests of EnerSys' directors with the interests of EnerSys' stockholders.

Our directors (other than Mr. Craig, our Chairman, President and Chief Executive Officer) receive an annual retainer of $50,000 and a fee of $2,500 for each of our board meetings, and $1,000 for each committee meeting, attended in person (or $1,250 for each of our board meetings, and $500 for each committee meeting, attended by telephone). Each of our directors annually receives options to acquire 2,500 shares of common stock at an exercise price equal to the closing market price on the date of the grant. Such options vest immediately prior to the annual meeting of stockholders following such grant. We reimburse directors for reasonable expenses incurred in connection with their attendance at board and committee meetings.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of EnerSys has appointed Ernst & Young LLP, independent registered public accounting firm, as EnerSys' independent auditors for the fiscal year ending March 31, 2006. No determination has been made as to what action the Audit Committee would take if stockholders do not ratify the appointment.

Ernst & Young LLP has conducted the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ended March 31, 2005. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from stockholders.

RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF ERNST & YOUNG LLP AS ENERSYS' INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2006.

EXECUTIVE OFFICERS

Our current executive officers, and certain information regarding them (other than Mr. Craig, whose information is included under "Board of Directors") are listed below. All data is as of June 21, 2005.

***Michael T. Philion**, age 53, Executive Vice President—Finance and Chief Financial Officer.* Mr. Philion has served as Executive Vice President—Finance and Chief Financial Officer since November 2000. From 1994 to October 2000, he served as Vice President—Finance and Chief Financial Officer of Yuasa, Inc. Mr. Philion is a certified public accountant. He received his Bachelor of Science degree in Accounting from Pennsylvania State University.

***Richard W. Zuidema**, age 56, Executive Vice President—Administration and Secretary.* Mr. Zuidema served as Executive Vice President—Administration and Secretary since March 2002. From November 2000 until March 2002, Mr. Zuidema was Executive Vice President—Administration and International. Mr. Zuidema served as Vice President—Administration of Yuasa, Inc. from 1998 to 2000. Mr. Zuidema received his Master of Business Administration degree from the University of Buffalo and his Bachelor of Sciences degree in Business Administration and Finance from the State University of New York.

***John A. Shea**, age 42, Executive Vice President, Americas.* Mr. Shea has served as Executive Vice President, Americas since February 2005. Prior thereto, Mr. Shea served as Executive Vice President—Motive Power Americas since March 2002. From November 2000 to March 2002, he served as Executive Vice President—Motive Power. From 1995 to November 2000, Mr. Shea was Vice President Sales and Marketing—Motive Power of Yuasa, Inc. Mr. Shea received his Bachelor of Arts degree in Business Administration with a double major in Marketing and Human Resource Management from California State University.

***Raymond R. Kubis**, age 51, President—Europe.* Mr. Kubis has served as President—Europe, since March 2002. From October 1998 to March 2002, Mr. Kubis was Vice President, General Manager, Motive Power, for the Energy Storage Group of Invensys plc. Mr. Kubis received his Master of Business Administration degree from The Wharton School of the University of Pennsylvania and his Bachelor of Science degree in Accounting from the University of Illinois.

***Cheryl A. Diuguid**, age 54, Senior Vice President—Asia.* Ms. Diuguid has served as Senior Vice President—Asia since February 2004. From March 2002 to February 2004, Ms. Diuguid served as Vice President of Strategic Planning and Asia. Ms. Diuguid was employed by Invensys plc from 1991 to 2002, where she served as Vice President and General Manager of Worldwide Operations for the Energy Storage Group from April 1999 to March 2002. Ms. Diuguid received her Master of Business Administration degree from Duke University, her Master of Science degree in Chemistry from the University of Virginia and her Bachelor of Science degree in Chemistry from Lynchburg College.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the short-term annual and long-term compensation awarded to, earned by or paid for services in all capacities to EnerSys with respect to the fiscal years ended March 31, 2005, and March 31, 2004, for EnerSys' Chief Executive Officer and each of the other four most highly compensated senior executive officers of EnerSys as of the end of the last fiscal year (collectively, the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/ SARS (#)	All Other Compensation
John D. Craig	2005	$725,000	$ 356,500	$ 2,100(1)	20,504	$40,205(2)
Chairman, President and Chief Executive Officer and Director	2004	$725,000	$ 725,000(3) $3,687,855(4)	$ 2,100(1)	128,278	$32,909(2)
Michael T. Philion	2005	$335,000	$ 98,800	$ 2,100(1)	8,179	$18,709(5)
Executive Vice President-Finance and Chief Financial Officer	2004	$335,000	$ 201,000(3) $1,580,280(4)	$ 2,100(1)	51,300	$ 9,916(5)
Richard W. Zuidema	2005	$336,000	$ 99,100	$ 2,100(1)	8,179	$18,200(5)
Executive Vice President-Administration and Secretary	2004	$336,000	$ 201,600(3) $1,207,049(4)	$ 2,100(1)	51,300	$10,137(5)
John A. Shea	2005	$311,000	$ 91,800	$ 2,100(1)	8,179	$18,654(5)
Executive Vice President-Americas	2004	$311,000	$ 186,600(3) $1,259,796(4)	$ 2,100(1)	51,300	$ 9,684(5)
Raymond R. Kubis	2005	$386,880(6)	$ 114,140	$108,843(9)	8,179	$25,162(10)
President-Europe	2004	$366,048(7)	$ 217,587(8) $ 415,477(4)	$ 75,894(9)	51,300	$22,860(10)

(1) Consists of car allowance benefits.

(2) Consists of long-term disability premiums in the amount of $7,150 for fiscal year 2005 and $7,150 for fiscal year 2004, 401(k) matching contributions in the amount of $18,653 for fiscal year 2005 and $9,859 for fiscal year 2004 plus benefits under a split dollar life insurance policy in the amount of $960 for fiscal year 2005 and $890 for fiscal year 2004 of imputed income associated with the term insurance portion of the policy and $13,442 for fiscal year 2005 and $15,010 for fiscal year 2004 of imputed interest income resulting from the premiums paid in fiscal years 2004 and 2005, respectively. These benefits represent the price of the term portion of the policy premiums plus the discounted present value of the imputed interest on the investment portion of the premiums over Mr. Craig's expected life. The annual premiums for Mr. Craig's insurance policy totaled $31,100 per year for the 2004 and 2005 fiscal years.

(3) Consists of normal bonus for fiscal year ended March 31, 2004, paid in the fiscal year ended March 31, 2005.

(4) Consists of a one-time payment in connection with our recapitalization on March 17, 2004. To treat management equitably with other stockholders, because significant portions of management's equity interests were in the form of options to purchase shares of our common or preferred stock, we made a cash distribution to each individual based on the aggregate in-the-money value of his or her vested options. These one-time bonus payments were made to all members of management who held unexercised options.

(5) Consists of 401(k) matching contributions.

(6) U.S. dollar equivalent of annual salary of €297,600, based on an exchange rate at March 31, 2005, of $1.30 to €1.00.

(7) U.S. dollar equivalent of annual salary of €297,600, based on an exchange rate at March 31, 2004, of $1.23 to €1.00.

(8) Consists of U.S. dollar equivalent of fiscal year 2005 bonus of €87,800 and fiscal year 2004 bonus of €176,900, based on exchange rates at March 31, 2005, of $1.30 to €1.00, and March 31, 2004, of $1.23 to €1.00, respectively.

(9) U.S. dollar equivalent of €89,726 for fiscal year 2005, and €61,703 for fiscal year 2004, based on exchange rates at March 31, 2005, of $1.30 to €1.00 and March 31, 2004, of $1.23 to €1.00, respectively. This represents perquisites paid to Mr. Kubis for fiscal years 2005 and 2004 and includes private school tuition of $59,020 and $55,781, respectively, for Mr. Kubis' children, personal travel expenses of $29,932 and $9,546, respectively, car allowance benefits of $6,631 and $2,688, respectively, and payments of $13,260 and $7,879, respectively, for tax advisory services.

(10) This represents the U.S. dollar equivalent of €19,356 for fiscal year 2005 and €18,585 for fiscal year 2004 in pension contributions to an individual retirement account, based on exchange rates at March 31, 2005, of $1.30 to €1.00, and at March 31, 2004, of $1.23 to €1.00.

Stock Option/SAR Grants in Fiscal 2005

The following table presents information regarding stock options granted to our Named Executive Officers during fiscal year 2005. Such options were granted in accordance with a resolution passed by the Board of Directors on March 22, 2002, in connection with the issuance of preferred shares to certain of our Institutional Stockholders:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)		
Name	Number of Securities Underlying Options Granted (#)(1)	Percentage of Total Option/ SARs Granted to Employees in Fiscal 2005	Exercise of Base Price per Share ($/Sh)	Expiration Date	5%	10%	0%
John D. Craig	10,944	5.64	10.82	10/30/08	97,980	146,929	56,690
Chairman, President and	6,526	3.36	16.24	10/30/07	17,044	37,860	—
Chief Executive Officer	3,034	1.56	21.91	10/30/10	—	—	—
Michael T. Philion	4,360	2.25	10.82	10/30/08	39,035	58,535	22,585
Executive Vice President—	2,622	1.35	16.24	10/30/07	6,848	15,211	—
Finance and Chief Financial Officer	1,197	0.62	21.91	10/30/10	—	—	—
Richard W. Zuidema	4,360	2.25	10.82	10/30/08	39,035	58,535	22,585
Executive Vice President—	2,622	1.35	16.24	10/30/07	6,848	15,211	—
Administration and Secretary	1,197	0.62	21.91	10/30/10	—	—	—
John A. Shea	4,360	2.25	10.82	10/30/08	39,035	58,535	22,585
Executive Vice President—	2,622	1.35	16.24	10/30/07	6,848	15,211	—
Americas	1,197	0.62	21.91	10/30/10	—	—	—
Raymond R. Kubis	4,360	2.25	10.82	10/30/08	39,035	58,535	22,585
President—Europe	2,622	1.35	16.24	10/30/07	6,848	15,211	—
	1,197	0.62	21.91	10/30/10	—	—	—

(1) All grants were 50% vested upon issuance, vested an additional 30% upon the occurrence of our Offering, and the remaining 20% vested on March 22, 2005.

(2) Represents the difference between the market value of our common stock for which the option may be exercised, assuming that the market value of our common stock on the date of grant appreciates in value to the end of the option term at annualized rates of 0%, 5% and 10%, respectively, and the exercise price of the option. The rates of appreciation used in this table are prescribed by regulation of the SEC and are not intended to forecast future appreciation of the market value of our common stock.

Aggregated Option/SAR Exercises in Fiscal 2005 and Fiscal Year-End Option/SAR Values

None of our Named Executive Officers exercised options to purchase our common stock during the fiscal year ended March 31, 2005. The following table shows information about the value of each of our Named Executive Officers' unexercised options as of March 31, 2005.

Fiscal 2005 Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John D. Craig Chairman, President and Chief Executive Officer	—	—	2,114,231	—	$3,773,145	—
Michael T. Philion Executive Vice President—Finance and Chief Financial Officer	—	—	862,018	—	$1,663,349	—
Richard W. Zuidema Executive Vice President—Administration and Secretary	—	—	804,347	—	$1,123,549	—
John A. Shea Executive Vice President—Americas	—	—	812,600	—	$1,200,797	—
Raymond R. Kubis President—Europe	—	—	445,875	—	$ 542,094	—

(1) Based upon the number of options with an exercise price of less than $13.10, the closing price of our stock on March 31, 2005.

Equity Compensation Plan Information

The following table sets forth information as of March 31, 2005, regarding all of our existing compensation plans pursuant to which equity securities are authorized for issuance to employees and non-employee directors.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)	Total of securities reflected in columns (a) and (c) (d)
Equity Compensation Plans Approved By Stockholders(1)	7,274,614	$13.72	869,000	8,143,614
Equity Compensation Plans Not Approved By Stockholders	—	—	—	—
Total	7,274,614	$13.72	869,000	8,143,614

(1) The securities available for issuance may be in the form of options, incentive stock options, restricted shares, bonus shares, stock appreciation rights, stock units, or performance shares.

EMPLOYMENT AGREEMENTS

All of our Named Executive Officers have entered into employment or directorship agreements with us. The following is a description of the material terms of these agreements.

Employment Agreements with Messrs. Craig, Philion, Zuidema and Shea

We entered into an employment agreement with Mr. Craig on November 9, 2000. Mr. Craig's employment agreement is for a three-year term that is automatically extended on a daily basis to continue for three years from the date of such extension. Mr. Craig's employment agreement provides that we will nominate and use our best efforts to cause him to be elected as a director and as Chairman of the Board and that he shall also serve as the Chief Executive Officer and Chairman of the Board of each direct and indirect subsidiary of EnerSys. Mr. Craig's employment agreement provides that he may not compete with our business for three years following termination of his employment.

We entered into employment agreements with each of Messrs. Philion, Zuidema and Shea on November 9, 2000. The employment agreements entered into by Messrs. Philion, Zuidema and Shea are for a two-year term that is automatically extended on a daily basis to continue for two years from the date of such extension. These employment agreements provide generally that the executive may not compete with our business for two years following termination of his employment.

Subject to annual increases at the sole discretion of the Compensation Committee, Mr. Craig's base salary for fiscal year 2006, effective as of April 1, 2005, was increased to $745,000 from his fiscal year 2005 base salary of $725,000; Mr. Philion's base salary for fiscal year 2006, effective as of April 1, 2005, was increased to $344,000 from his fiscal year 2005 base salary of $335,000; Mr. Zuidema's base salary for fiscal year 2006, effective as of April 1, 2005, was increased to $345,000 from his fiscal year 2005 base salary of $336,000; and Mr. Shea's base salary for fiscal year 2006, effective as of April 1, 2005, was increased to $335,000 from his fiscal year 2005 base salary of $311,000. Contingent upon meeting goals established by the Board of Directors and the Compensation Committee, Mr. Craig is entitled to a bonus of up to 100% of base salary, and each of Messrs. Philion, Zuidema and Shea is entitled to a bonus of up to 60% of base salary. The employment agreements for each of the executives provide that if any payments owed to the executive (whether pursuant to the respective employment agreement or otherwise) are subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, we will provide the executive with a tax gross-up payment such that, after payment of any excise tax on the underlying payment and all taxes on the gross-up payment, the executives would retain an amount before payment of income and employment taxes equal to the underlying payment.

We may terminate the employment of Messrs. Craig, Philion, Zuidema or Shea for cause if he has been involved in any of the following: the commission of a felony or crime involving moral turpitude; a knowing and intentional fraud; an act or omission that is materially injurious to EnerSys; or the willful and continued failure or refusal to substantially perform his duties as an employee of EnerSys. If we were to terminate the employment of one of these executives without cause, or if he were to resign with good reason (as defined below), we would be obligated to pay him his base salary, plus annual bonuses in an amount equal to the average of his two most recent annual bonuses, for the remainder of the term of the employment agreement. "Good reason" means any of the following: a decrease in base salary; a material diminution of authority, responsibilities or positions of the executive; a relocation to any office location that is more than 50 miles from Reading, Pennsylvania; or our giving notice that we intend to discontinue the automatic extension of the employment agreement.

Directorship Agreement with Mr. Kubis

On January 8, 2002, Mr. Kubis entered into a directorship agreement and a managing directorship agreement with us with respect to his services as President-Europe. These directorship agreements are for two-year terms that may be extended at our option. They were last amended on April 13, 2005. They provide

generally that Mr. Kubis may not compete with our business for at least 12 months following termination of his directorship. Subject to annual increases at the sole discretion of the Compensation Committee, Mr. Kubis's base salary, effective as of April 1, 2005, was increased to €306,000 (U.S. dollar equivalent of $397,800, based on an exchange rate at March 31, 2005, of $1.30 to €1.00) from his fiscal year 2005 base salary of €297,600 (U.S. dollar equivalent of $366,048, based on an exchange rate at March 31, 2004, of $1.23 to €1.00), and, contingent upon meeting goals established by the Board of Directors and the Compensation Committee, Mr. Kubis is entitled to an annual bonus of up to 60% of base salary. The directorship agreement provides that if any payments due to Mr. Kubis are subject to excise tax under Section 4999 of the Internal Revenue Code of 1986, we will provide Mr. Kubis with a tax gross-up payment such that, after payment of any excise tax on the underlying payment and all taxes on the gross-up payment, Mr. Kubis would retain an amount before payment of income and employment taxes equal to the underlying payment.

We may terminate Mr. Kubis' directorship appointment for cause if he has been involved in any of the following: the commission of a felony or crime involving moral turpitude; a knowing and intentional fraud; an act or omission that is materially injurious to EnerSys; or the willful and continued failure or refusal to substantially perform his duties as a director. If we were to terminate Mr. Kubis' appointment without cause, or if he were to resign with good reason (as defined below), we would be obligated to pay him his base remuneration, plus annual bonuses in an amount equal to the average of his two most recent annual bonuses, for two years. "Good reason" means any of the following: a decrease in base remuneration; a material diminution of authority, responsibilities or positions; a relocation from Brussels, Belgium to any other location, unless Mr. Kubis is relocated to the United States or, upon 90 days' prior notice and the payment of reasonable relocation expenses, to London, Paris or Frankfurt; or a failure to renew the managing directorship agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification

Delaware law, our certificate of incorporation and our bylaws contain limitation of liability provisions and provisions for indemnification of our directors and officers.

In addition, we have entered into an indemnification agreement with each of our directors and officers. Pursuant to this agreement, we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each director or officer who is, or is threatened to be made, a party to any proceeding by virtue of the fact that such person is or was one of our directors or officers. Indemnification will be provided for all costs, judgments, penalties, fines, liabilities and amounts paid in settlement of any such proceeding and for expenses actually and reasonably incurred in connection with any such proceeding.

Directors and officers of EnerSys are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by EnerSys. The premium for the fiscal year ended March 31, 2005, specifically for directors and officers, as individuals, was $0.1 million.

Indemnity and Expense Agreement

We have agreed with each of the Morgan Stanley Funds, in an agreement dated March 22, 2002, that, to the fullest extent permitted by law, none of such stockholders, or any of their respective partners or other affiliates, or their respective members, stockholders, directors, managers, officers, employees, agents or other affiliates, or any person or entity who serves at the request of any such stockholder on behalf of any person or entity as an officer, director, manager, partner or employee of any person or entity (referred to as indemnified parties), shall be liable to us for any act or omission taken or suffered by such indemnified party in connection with the conduct of our affairs or otherwise in connection with such stockholder's ownership of shares of our common stock, unless such act or omission resulted from fraud, willful misconduct or gross negligence by such indemnified party or any mistake, negligence, dishonesty or bad faith of any agent of such indemnified party.

We have also agreed with each Morgan Stanley Fund that, to the fullest extent permitted by law, we will indemnify each of such indemnified parties for any and all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such indemnified party and arise out of or in connection with our affairs, or any indemnified party's ownership of shares of our common stock, including acting as a director, manager or officer or its equivalent; provided that an indemnified party shall be entitled to indemnification only to the extent that such indemnified party's conduct did not constitute fraud, willful misconduct or gross negligence.

We have also agreed to pay, or reimburse, each Morgan Stanley Fund for all such stockholder's reasonable out-of-pocket fees and expenses incurred in connection with and related to such stockholder's ownership of shares of our common stock.

Relationship with Metalmark and Morgan Stanley

As of March 31, 2005, Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley, acts as an agent under our senior secured credit facility. Morgan Stanley Senior Funding was a lender and acted as agent under our former senior secured credit facility.

Since the beginning of our 2002 fiscal year until repayment of our former secured credit facility in March 2004, Morgan Stanley Senior Funding received fees totaling $0.3 million for its services as agent under that facility. In addition to these fees, other affiliates of Morgan Stanley have received a total of $0.3 million in fees and expense reimbursements for services provided to us since the beginning of our 2002 fiscal year, including $0.1 million in connection with the ESG acquisition. In connection with the March 2004 refinancing of our then existing credit agreements and related recapitalization, Morgan Stanley Senior Funding received the following fees for its role in arranging the new credit facilities: $0.5 million for the senior secured revolving credit facility, $1.1 million for the senior secured term loan B and $0.9 million for the senior second lien term loan. Morgan Stanley Senior Funding is not entitled to receive any ongoing fees or expense reimbursements for any services rendered under the credit agreements. Morgan Stanley Senior Funding is not committed to fund any portion of the senior secured term loan B and, accordingly, will not receive any amounts if any of those loans are prepaid.

As part of the March 2004 recapitalization and the related distribution of $258.4 million to stockholders, the Morgan Stanley Funds received approximately $217 million.

The general partners of the Morgan Stanley Funds are wholly owned subsidiaries of Morgan Stanley. An affiliate of Metalmark manages MSCP IV, L.P. and MSCP IV 892, L.P. pursuant to the Subadvisory Agreement. In addition, under the Subadvisory Agreement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any of our shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P.

Institutional Stockholders hold 71.8% of the outstanding shares of our common stock. As a result of the Securityholder Agreement and the Subadvisory Agreement, Metalmark may be deemed to control our management and policies. In addition, Metalmark may be deemed to control all matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all our assets. Circumstances could arise under which the interests of Metalmark could be in conflict with the interests of our other stockholders. For more information, see "General Information—Metalmark and Our Institutional Stockholders" herein.

Securityholder Agreement

We entered into a securityholder agreement with MSCP Funds and our other equity holders dated as of November 9, 2000, providing for certain governance matters, restrictions on transfers of our equity interests by

certain equity holders and certain registration rights. Prior to our Offering, we entered into an amended and restated securityholder agreement, which we refer to herein as the "Securityholder Agreement," with Metalmark and the Institutional Stockholders as well as with certain members of our senior management.

The Compensation Committee, in consultation with our Chief Executive Officer, from time to time, designates members of our senior management to be subject to the Securityholder Agreement whether or not such person is then employed by us. Currently, Ms. Cheryl A. Diuguid and Messrs. John D. Craig, Michael T. Philion, Richard W. Zuidema, Charles K. McManus (retired employee), John A. Shea and Raymond R. Kubis (collectively, the "Management Securityholders") are subject to the Securityholder Agreement. The Management Securityholders own an aggregate of 314,615 outstanding shares of our common stock and options to purchase an aggregate of 5,151,286 shares of common stock. Collectively, the Institutional Stockholders and Management Securityholders own an aggregate of 33,475,176 outstanding shares of our common stock, constituting 72.5% of our outstanding shares of common stock

All significant decisions involving our company or our subsidiaries require the approval of our Board of Directors, acting by a simple majority vote. The Securityholder Agreement provides that our Board of Directors will consist of seven members, which may be increased to not more than nine members at the discretion of our Board of Directors and our chief executive officer will be a nominee for election to our Board of Directors. The Securityholder Agreement and the Subadvisory Agreement effectively permit Metalmark to designate a majority of the nominees for election to our Board of Directors and to designate a majority of the members of our Compensation Committee and Nominating and Corporate Governance Committee. For information on voting by parties to the Securityholder Agreement, see "General Information—Metalmark and Our Institutional Stockholders" and "Corporate Governance" herein. Such rights are subject to any listing requirement of the NYSE on which the shares of our common stock trade, and to any other requirements of the Exchange Act, which may require that some of such nominees and committee members be "independent," as such term is defined in Rule 10A-3(b)(i) under the Exchange Act or otherwise. Such rights to designate a majority of such nominees or committee members will terminate when EnerSys may no longer avail itself of the "controlled company" exemption under the NYSE listing requirements as a result of the beneficial ownership of our shares by the Institutional Stockholders. Thereafter, and until the Institutional Stockholders cease to own at least 15% of our outstanding common stock, Metalmark will be entitled to designate a number of such nominees or members that is proportionate to such stockholders' percentage holdings of our common stock.

We have agreed with each member of our senior management, who is a party to the Securityholder Agreement, that such person may not, directly or indirectly, transfer or encumber his or her shares of our common stock owned, or issuable upon the exercise of options, subject to certain exceptions. These restrictions terminate with respect to such person when either (a) the Morgan Stanley Funds own less than 15% of our outstanding common stock or (b) with respect to vested shares and options under our Management Equity Plan, such person's employment is terminated by us without "cause" or by such person for "good reason," or upon such person's death, "permanent disability" or "retirement" (in each case as defined in such agreement). No member of our senior management who is party to the Securityholder Agreement may make any sale of, or encumber, his or her shares of common stock if the average daily closing price on the securities exchange on which such shares of common stock are traded for the 20-trading day period immediately preceding such proposed sale or encumbrance is equal to or less than the $12.50 per share subject to certain exceptions.

We have agreed with each of our Institutional Stockholders, other than the Morgan Stanley Funds, that is a party to the Securityholder Agreement that such stockholder may not, directly or indirectly, transfer or encumber its shares of our common stock owned immediately prior to the closing of the Offering, subject to certain exceptions. These restrictions terminate when the Morgan Stanley Funds own less than 15% of our outstanding common stock.

We have agreed that the MSCP Funds, the J.P. Morgan Funds and the GM Stockholders have the ability, subject to certain exceptions, to require us to register the shares of common stock held by parties to the

Securityholder Agreement in connection with the resale of such shares, so long as the aggregate market value of the shares to be registered is at least $50 million, in the case of requests involving an underwritten public offering, or $15 million, in the case of any other public offering. In addition, each party to the Securityholder Agreement will have the ability to exercise certain "piggyback" registration rights in connection with other registered offerings by us. We have agreed to pay all registration expenses in connection with the exercise of the registration rights included under the Securityholder Agreement. In addition, we have agreed to indemnify the parties to the Securityholder Agreement who exercise their registration rights against certain liabilities, including under the Securities Act.

Employment of Related Parties

Mr. Michael Shea, brother of Mr. John Shea, and Mr. Thomas Larkin, brother-in-law of Mr. John Shea, Executive Vice President, Americas, are both employed as District Managers of one of our subsidiaries. Mr. Michael Shea and Mr. Larkin received total compensation of $119,773 and $94,987, respectively, in fiscal year 2005, in addition to customary employee benefits.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

EnerSys' Executive Compensation Program is administered by the Compensation Committee of the Board of Directors. The Executive Compensation Program is structured and administered to support EnerSys' goals and mission, which is to be a highly-focused, quality-driven, market-led and results-oriented company, seeking continually to outperform the market in terms of consistency, growth in earnings, quality of earnings and return on equity. The program is also structured to link executive compensation to EnerSys' performance and, through programs which are substantially weighted in favor of the use of EnerSys stock as a compensation medium, to more closely align the interests of executive management with those of EnerSys' stockholders.

The Compensation Committee evaluates and determines compensation awards for the Chief Executive Officer and, together with the Chief Executive Officer, determines the compensation awards for certain senior executive officers. The Chief Executive Officer also evaluates and approves compensation and awards for other officers and reviews executive compensation programs with EnerSys' Compensation Committee. Such compensation and awards are based upon a number of factors, including an assessment of EnerSys' results of operations and performance against financial goals relating to critical success factors, earnings and capital levels and other appropriate factors.

Compensation Philosophy

The Executive Compensation Program of EnerSys has been designed to:

- align the interests of executives with the long-term interests of stockholders through award opportunities based on achievement of predetermined goals and objectives which result in ownership of common stock;
- motivate key team members to achieve a superior level of quality performance and financial results by rewarding them for their achievement;
- support a pay-for-performance policy that supplements overall company compensation amounts based on company-wide results, team oriented results and individual performance; and
- provide the executive with an appropriate level of retirement income through the use of deferred compensation programs.

Components of Compensation

At present, the Executive Compensation Program is comprised of salary, annual short-term incentive opportunities in the form of cash awards based upon EnerSys' performance, long-term incentive opportunities in the form of options to acquire EnerSys stock and employee benefits. The Company currently does not sponsor a supplemental executive retirement plan or any type of deferred compensation arrangement. As an executive's level of responsibility increases, a greater portion of his or her potential total compensation opportunity is based on performance incentives and less on salary and employee benefits, potentially causing greater variability in the individual's absolute compensation from year-to-year. Predetermined financial goals and objectives are set by the

Compensation Committee in the case of the Chief Executive Officer and the other executive officers. The intent is to have short-term cash bonuses tied to achieving certain financial objectives. EnerSys has engaged and will continue to engage, from time to time, independent compensation consultants to review and analyze EnerSys' base salary amounts, short- and long-term incentive opportunities and programs and EnerSys' compensation policy and structure generally. The Committee expects that adjustments will be made in the future (i) to increase the annual base salaries of executive officers to reflect the competitive salary market, (ii) to modify the performance measures contained in the current incentive plans and programs, and (iii) to include some form of long-term incentive compensation.

Executive Officer Compensation

Base Salary. EnerSys has employment agreements with its principal executive officers that provide for annual reviews of their base salary, and any increases are typically effective on April 1. The Compensation Committee generally considers whether the executive officer's base salary should be increased based on individual performance with a view toward ensuring that the base salary is competitive with that of executives in peer companies with comparable roles and responsibilities. No increases in base salary were granted during fiscal 2005 to our executive officers due, primarily, to the special bonus payments made to them in connection with our recapitalization.

Short-Term Incentive Compensation. Annually under our Management Incentive Plan ("MIP"), the Compensation Committee establishes a range of financial targets, based on the Company's budget, which are subject to approval by our Board of Directors. Each executive officer has an established maximum cash bonus amount, which is a percentage of the executive's base salary. For each executive officer, other than the Chief Executive Officer, this maximum amount is 60% of his base salary, with the actual amount of the bonus dependent upon the achievement of targeted objectives. The targeted objectives, which are identical to the targeted objectives of our Chief Executive Officer, include one profitability based metric and one metric related to the debt level of the Company. The annual bonus payment occurs after the fiscal year-end performance results have become available. Because the targets are based solely on the Company's consolidated results, generally, all of our executive officers, other than the CEO, will receive that same percentage bonus, unless there are extraordinary circumstances. Bonuses of approximately 29% of base salary were paid under the MIP for the 2005 fiscal year because EnerSys achieved financial performance results that exceeded the minimum targets but were less than the maximum target amounts.

Long-Term Incentive Compensation.

During fiscal year 2005, the Compensation Committee did not recommend any stock-based or other long-term compensation awards to any EnerSys executive officers. The option awards received by our executive officers in fiscal year 2005, which are set forth in the table under "Executive Compensation," were based on grants that were authorized in March 2002. The authorization, which occurred in connection with the issuance of preferred stock to certain of our stockholders, provided for the quarterly grant of stock options to our executive officers through the occurrence of our Offering. The last such grant was made on June 22, 2004. The Compensation Committee is evaluating the use of such awards for future years.

Chief Executive Officer Compensation

Base Salary. Pursuant to the employment agreement between EnerSys and Mr. Craig, as of April 1, 2003, for the 2004 fiscal year, Mr. Craig's base salary was set at $725,000. As with other executive officers, Mr. Craig's base salary is reviewed annually by the Compensation Committee, and increases are typically effective on April 1. The Compensation Committee generally considers whether the chief executive officer's base salary should be increased based on individual performance with a view toward insuring that the base salary is competitive with that of executives in peer companies with comparable roles and responsibilities. Mr. Craig's base salary was reviewed but was not increased for fiscal year 2005 due, primarily, to the special bonus payment made to Mr. Craig in connection with our recapitalization.

Short-term Incentive Compensation. The financial targets established by our Compensation Committee for the MIP, as described above, are applicable to the Chief Executive Officer. The Chief Executive Officer has an established maximum cash bonus amount, which is equal to 100% of his base salary, with the actual amount of the bonus dependent upon the achievement of targeted objectives. The targeted objectives, which are identical to the targeted objectives of our other executive officers, include one profitability based metric and one metric related to the debt level of the Company. The annual bonus payment occurs after the fiscal year-end performance results have become available. A bonus of approximately 49% of Mr. Craig's base salary was paid under the MIP for the 2005 fiscal year because EnerSys achieved financial performance results that exceeded the minimum targets but were less than the maximum target amounts.

Long Term Incentive Compensation. During fiscal 2005, the Compensation Committee did not recommend any stock-based, or other long-term compensation award to the Chief Executive Officer. The option awards received by the Chief Executive Officer in fiscal year 2005, which are set forth in the table under "Executive Compensation," were based on grants that were authorized in March 2002. Mr. Craig was also granted certain stock options pursuant to an authorization given in 2002. The authorization, which occurred in connection with the issuance of preferred stock to certain of our stockholders, provided for the quarterly grant of stock options to our executive officers, including our Chief Executive Officer, through the occurrence of our Offering. The last such grant occurred on June 22, 2004. The Compensation Committee is evaluating the use of such awards for future years.

The tables set forth under "Executive Compensation" and the accompanying narrative and footnotes, reflect the decisions covered by the above discussion. This report has been furnished by the Compensation Committee whose members are:

Howard I. Hoffen, Chairperson
Eric T. Fry
Dennis S. Marlo

AUDIT COMMITTEE REPORT

Background

The members of the Audit Committee are Directors Dennis S. Marlo (Chairperson), Eric T. Fry and John F. Lehman. The Board, in the exercise of its business judgment, has determined that each member of the Audit Committee is "financially literate" as required under the NYSE's listing standards and has determined that Mr. Marlo qualifies as the Committee's "audit committee financial expert." A minority of the members of the Committee will continue to be exempt from the independence requirements of Rule 10A-3 of the Exchange Act for a period of up to one year from the date the registration statement for our initial public offering was declared effective by the SEC. By July 26, 2005 (the first anniversary of the effective date of the registration statement for our initial public offering), the Audit Committee of the Board of Directors of EnerSys will be composed of three directors each of whom has been determined to be independent by EnerSys' Board consistent with the listing standards of the NYSE. The additional new independent member to the Audit Committee will replace Mr. Fry so that all three of our Audit Committee members will be "independent." For additional information relating to the responsibilities of EnerSys' Audit Committee, see "Corporate Governance—Committees of our Board of Directors—Audit Committee."

The Audit Committee is governed by a written charter, which complies with the requirements of the NYSE's listing standards. A copy of the Audit Committee's charter is attached hereto as Exhibit I and is posted on the Investor Relations page of EnerSys' website at *www.enersys.com.*

Responsibility

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls.

The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States.

The primary responsibilities of the Audit Committee are to select, engage and compensate EnerSys' outside independent auditors and to oversee EnerSys' financial reporting process on behalf of the Board. It is not the duty of the Audit Committee to prepare financial statements and related disclosures. It is also not the duty of the Audit Committee to plan or conduct audits, or to determine that EnerSys' financial statements are complete and accurate and in accordance with generally accepted accounting principles in the United States.

Process and Recommendation

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2005, with EnerSys' management and with EnerSys' independent auditors, including a discussion of the quality, not just the acceptability of EnerSys' accounting principles as applied in its financial reports, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee discussed with EnerSys' internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with management to discuss EnerSys' disclosure controls and procedures and internal control over financial reporting. The Audit Committee also meets with the internal and independent auditors, with and without EnerSys' management present, to discuss the results of their examinations and overall quality of EnerSys' financial reporting. The Audit Committee also reviewed with EnerSys' CEO and CFO their certification relating to their evaluation of EnerSys' disclosure controls, the completeness and accuracy of the financial statements and other financial information contained in the Form 10-K, and the process followed by the CEO and CFO to assure the truthfulness of such certificate.

The Audit Committee also discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Audit Committee has discussed with the independent auditors, the auditors' independence from EnerSys and its management, including the matters in the written disclosures and letters which were received by the Audit Committee from the independent auditors as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended. During the course of the year, the Audit Committee also reviewed and considered the compatibility of its independent auditors' performance of certain non-audit services with the maintenance of such auditors' independence.

Based on the process referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

Sarbanes-Oxley Act Compliance

The Audit Committee is actively engaged in the oversight of the Company's Sarbanes-Oxley Act Section 404 ("SOX") compliance process, aimed at strengthening the effectiveness of internal control over financial reporting. At each Audit Committee meeting, one or more members of the SOX Project Team presented a status report as well as the timing for key deliverables. The Audit Committee acting both as a committee and through its chairperson also have regular access to the SOX Project Team through the Director of Internal Audit, who serves as the management liaison to the committee. In addition, the Audit Committee reviewed key initiatives and programs that are part of the process; regularly monitors the scope and adequacy of EnerSys' internal auditing program and the tone of management at the top of the organization; and monitors the adequacy of internal staffing levels as well as external resources dedicated to the SOX process. Additionally, the Audit Committee monitors the status of testing and re-testing of identified controls and deficiencies, including the nature of the deficiencies as well as steps taken and milestones achieved toward implementation of recommended improvements in internal procedures and controls under SOX.

Fees of Independent Auditors

The following table sets forth the aggregate fees for the fiscal years ended March 31, 2005, and March 31, 2004, incurred for services provided by EnerSys' principal accounting firm Ernst & Young LLP.

March 31, 2005	
Audit Fees	$1,684,800
Audit-Related Fees	1,909,734
Tax Fees	451,614
All Other Fees	0
Total Fees	$4,046,148

Audit fees for fiscal year 2005 include fees associated with the annual audit of EnerSys and the reviews of EnerSys' quarterly reports on Form 10-Q.

Audit-related fees for fiscal year 2005 consist of fees associated with the IPO, fees associated with target acquisitions and fees associated with general accounting consultations.

Tax fees for fiscal year 2005 consist of fees associated with income tax compliance, advice and planning.

March 31, 2004	
Audit Fees	$1,733,581
Audit-Related Fees	2,109,595
Tax Fees	576,923
All Other Fees	0
Total Fees	$4,420,099

Audit fees for fiscal year 2004 consist of fees associated with the annual audit of EnerSys and the reviews of EnerSys' quarterly reports on Form 10-Q

Audit-related fees for fiscal year 2004 consist of fees associated with acquisitions, fees associated with IPO consultation, and fees associated with general accounting consultations.

Tax fees for fiscal year 2004 consist of fees associated with income tax compliance, advice and planning

The Audit Committee considered whether the provision of nonaudit services by EnerSys' principal auditors for the fiscal year ended March 31, 2005, was compatible with maintaining auditor independence.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by Independent Auditors

The Audit Committee pre-approves all audit and non-prohibited, non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the Audit Committee has received detailed information sufficient to enable the Audit Committee to pre-approve and evaluate such service. The Audit Committee may delegate pre-approval authority to one or more of its members. Any pre-approval decisions made under delegated authority must be communicated to the Audit Committee at or before the next scheduled meeting.

Appointment of Auditors for EnerSys' 2006 Audit

The Audit Committee appointed Ernst & Young LLP to conduct the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ended March 31, 2006. EnerSys' stockholders are being asked to ratify the Audit Committee's selection of Ernst & Young LLP at the annual meeting to which this proxy statement relates.

Dennis S. Marlo, Chairperson
Eric T. Fry
John F. Lehman

STOCK PERFORMANCE GRAPH

The following graph compares the changes in cumulative total returns on EnerSys' common stock with the changes in cumulative total returns of the New York Stock Exchange Composite Index, a broad equity market index, and the total return on a selected peer group index. The peer group selected is based on the standard industrial classification codes ("SIC Codes") established by the U.S. government. The index chosen was "Miscellaneous Electrical Equipment and Suppliers" and is comprised of all publically traded companies having the same three-digit SIC Code (369) as EnerSys. The constituent companies are: Active Power Inc, Advanced Battery Technologies Inc., Alliance Imaging Inc., Arotech Corp. C & D Technologies Inc., Certron Corp. China BAK Battery Inc. Cooper Industries Limited, Cymer Inc. Enerl Inc., Energizer Holdings Inc., Energy Conversion Devices Inc. Evercel Inc. Excel Technology Inc., Exide Technologies, Exim Internet Group Corp., Firearms Training Systems Inc., Houseraising Inc., Highbrid Technology Inc., Imation Corp., Infinite Group Inc., International Electronic Inc., IQ Power AG Namen-AKT, Johnson Controls Inc., Lasercard Corp., Lifestyle Innovations Inc., Lithium Technology Corp., Manhattan Scientifics Inc., Oak Ridge Micro Energy Inc. Power Technology Inc., Rofin Sinar Technologies, Satcon Technology Corp., Scientific Technologies Inc., Spectrum Brands Inc., TNR Technical Inc., Trans Max Technologies Inc., Ultralife Batteries Inc., Valence Technology Inc., Varian Semiconductor Equipment, Waters Instruments Inc., and Wilson Greatbatch Technologies Inc. The peer group data points are weighted by market capitalization of the constituent companies.

The graph was prepared assuming that $100 was invested in EnerSys' common stock, the New York Stock Exchange Composite Index and the peer group on July 30, 2004.

Comparison Of Eight Month Cumulative Total Return*
For Year Ended March 31, 2005
Among EnerSys, The NYSE Composite (US) And A Peer Group


140
120
100
80
60
DOLLARS
7/04
8/04
9/04
10/04
11/04
12/04
1/05
2/05
3/05
EnerSys
NYSE Composite (US)
Peer Group

* $100 invested on 7/30/04 in stock or index-including reinvestment of dividends. Fiscal year ending March 31.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires EnerSys' officers and directors, and any persons owning more than ten percent of EnerSys' common stock, to file reports of ownership and changes in ownership with the SEC and NYSE. Persons filing such reports are required by SEC regulation to furnish EnerSys with copies of all such reports filed with the SEC. Based solely on EnerSys' review of any copies of such reports received by it, and on written representations from EnerSys' existing directors and executive officers that no additional annual statements of beneficial ownership were required to be filed by such persons, EnerSys believes that all such statements were timely filed in fiscal year 2005 except for an acquisition of shares by Dennis S. Marlo in July 2004 that was reported late on a Form 5 in fiscal year 2005 due to an inadvertent oversight.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information concerning the beneficial ownership of our common stock by each director, each nominee for director, each Named Executive Officer, each holder of more than five percent of our common stock and all directors and executive officers as a group as of June 1, 2005.

Name	Number of Shares(1)	Percent (1)
MSCP IV, L.P. and MSCP IV 892, L.P.(2)(3)	25,001,078	54.2%
c/o Metalmark Capital LLC 1177 Avenue of Americas New York, NY 10036		
MSCI IV, L.P.(2)	629,619	1.4
MSGEM Funds(2)	2,377,848	5.2
1585 Broadway New York, NY 10036		
J.P. Morgan Funds(2)(4)	2,774,167	6.0
522 Fifth Avenue New York, NY 10036		
GM Stockholders(2)(5)	2,377,849	5.2
767 Fifth Avenue New York, NY 10153		
John D. Craig	2,248,352(6)	4.7
Michael T. Philion	915,683(7)	1.9
John A. Shea	845,004(8)	1.8
Richard W. Zuidema	836,751(9)	1.8
Raymond R. Kubis	445,875(10)	1.0
Howard I. Hoffen	25,008,578(11)	54.2
Eric T. Fry	25,008,578(11)	54.2
Michael C. Hoffman	25,008,578(11)	54.2
Chad L. Elliott	2,500(12)	*
John F. Lehman	2,500(13)	*
Dennis S. Marlo	12,500(14)	*
All directors and executive officers as a group (12 persons, including Messrs. Craig, Philion, Zuidema, Shea and Kubis and Ms. Diuguid)	30,421,581(15)	59.3

* Less than 1% of the class based on 46,164,794 shares of common stock outstanding as of June 1, 2005.

(1) Except as otherwise set forth below, based on 46,164,794 shares of common stock outstanding as of June 1, 2005. Beneficial ownership has been determined in accordance with Rule 13d-3 under Exchange Act, thereby including, with respect to each owner, options exercisable by such owner within 60 days of the Record Date of June 1, 2005. Information about Institutional Stockholders is derived from Schedules 13G filed by the beneficial owners with the SEC with respect to the period ended December 31, 2004.

(2) Metalmark, the Institutional Stockholders, certain members of our senior management and our company have entered into the Securityholder Agreement, which governs certain relationships among such parties. Metalmark and the Institutional Stockholders may be deemed to be a "group" for purposes of Section 13(d)(3) or Section 13(g)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. For more information on the terms of, and the parties to, the Securityholder Agreement, see "Certain Relationships and Related Transactions—Securityholder Agreement" herein.

(3) An affiliate of Metalmark manages MSCP IV, L.P. and MSCP IV 892, L.P. pursuant to the Subadvisory Agreement. As a result of the Securityholder Agreement and the Subadvisory Agreement, Metalmark may be deemed to control our management and policies.

(4) Includes J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC and 522 Fifth Avenue Fund, L.P.
(5) Includes First Plaza Group Trust and GM Capital Partners I, L.P.
(6) Mr. Craig holds shared voting or investment power over 2,248,352 shares. The number and percentage of shares beneficially owned by Mr. Craig include 2,114,231 shares subject to options.
(7) Mr. Philion holds shared voting or investment power over 915,683 shares. The number and percentage of shares beneficially owned by Mr. Philion include 862,018 shares subject to options.
(8) Mr. Shea holds shared voting or investment power over 845,004 shares. The number and percentage of shares beneficially owned by Mr. Shea include 812,600 shares subject to options.
(9) Mr. Zuidema holds shared voting or investment power over 836,751 shares. The number and percentage of shares beneficially owned by Mr. Zuidema include 804,347 shares subject to options.
(10) Mr. Kubis holds shared voting or investment power over 445,875 shares. The number and percentage of shares beneficially owned by Mr. Kubis include 445,875 shares subject to options.
(11) Messrs. Hoffen, Fry and Hoffman are Managing Directors of Metalmark and exercise shared voting or investment power over 25,001,078 shares, and 7,500 shares subject to options, beneficially owned by Metalmark. Messrs. Hoffen, Fry and Hoffman disclaim beneficial ownership of such shares as a result of their respective employment arrangements with Metalmark, except to the extent of their pecuniary interest therein ultimately realized.
(12) Mr. Elliott holds shared voting or investment power over 2,500 shares. The number and percentage of shares owned by Mr. Elliott include 2,500 shares subject to options. Mr. Elliott disclaims beneficial ownership of such shares as a result of his employment arrangement with Metalmark.
(13) Mr. Lehman holds sole voting and investment power over 2,500 shares. The number and percentage of shares beneficially owned by Mr. Lehman include 2,500 shares subject to options.
(14) Mr. Marlo holds sole voting and investment power over 12,500 shares. The number and percentage of shares beneficially owned by Mr. Marlo include 2,500 shares subject to options.
(15) Such persons hold shared or sole voting or investment power over 30,421,581 shares. The number and percentage of shares beneficially owned by such persons include 5,157,909 shares subject to options.

OTHER INFORMATION

Stockholder Proposals

Any stockholder who desires to submit a proposal for inclusion in EnerSys' proxy materials relating to its 2006 Annual Meeting of Stockholders in accordance with the rules of the Securities and Exchange Commission must submit such proposal in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605 (Attn: Richard W. Zuidema, Secretary), no later than February 21, 2006.

In accordance with the Bylaws of EnerSys, a stockholder who desires to propose a matter for consideration at an annual meeting of stockholders, even if the proposal is not submitted by the deadline for inclusion in EnerSys' proxy materials, must comply with the procedures specified in EnerSys' Bylaws, including providing notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys, not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2006 Annual Meeting of Stockholders, this period will begin on March 23, 2006, and end on April 22, 2006.

Nominations for Election of Directors

In accordance with the Bylaws of EnerSys, a stockholder who desires to nominate candidates for election to the Board must comply with the proceeding specified EnerSys' Bylaws, including providing proper notice of the nomination in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2006 Annual Meeting of Stockholders, this period will begin on March 23, 2006, and end on April 22, 2006.

Notice Regarding Delivery of Stockholder Documents

Only one Annual Report and Proxy Statement will be sent to those stockholders who share a single household and who have consented to receive a single copy of such documents. This practice, known as "householding," is designed to reduce EnerSys' printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy cards. Householding will continue until you are notified otherwise or until one or more stockholders at your address revokes consent. If you revoke consent, you will be removed from the householding program within 30 days of receipt of the revocation. However, if any stockholder residing at such an address desires to receive a separate Annual Report or Proxy Statement in the future, he or she may telephone EnerSys' Investor Relations Department at (610) 236-4040 or write to "Investor Relations" at 2366 Bernville Road, Reading, Pennsylvania 19605 or by e-mail at *investorrelations@enersys.com.* If you are receiving multiple copies of our Annual Report and Proxy Statement, please request householding by contacting Investor Relations in the same manner.

Incorporation by Reference

In accordance with SEC rules, notwithstanding anything to the contrary set forth in any of EnerSys' previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate this proxy statement or future filings made by EnerSys under those statutes, the information included under the captions "Report of the Compensation Committee on Executive Compensation" and "Stock Performance Graph," and those portions of the information included under the caption "Audit Committee Report" required by the SEC's rules to be included therein, shall not be deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by the Company under those statutes, except to the extent that the Company specifically incorporates these items by reference.

Annual Report for 2005

EnerSys' Annual Report to the Stockholders for the year ended March 31, 2005, is enclosed herewith. EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2005, has been combined with the Annual Report to Stockholders, as permitted by SEC rules. EnerSys' Annual Report is furnished to stockholders for their information. No part of the Annual Report is incorporated by reference herein.

UPON REQUEST OF ANY STOCKHOLDER, A COPY OF ENERSYS' ANNUAL REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED MARCH 31, 2005, INCLUDING A LIST OF THE EXHIBITS THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 13a-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO INVESTOR RELATIONS, ENERSYS, 2366 BERNVILLE ROAD, READING, PENNSYLVANIA 19605, OR BY CALLING ENERSYS INVESTOR RELATIONS DIRECTLY AT (610) 236-4040. EACH REQUEST MUST SET FORTH A GOOD FAITH REPRESENTATION THAT, AS OF THE RECORD DATE, THE PERSON MAKING THE REQUEST WAS A BENEFICIAL OWNER OF ENERSYS' COMMON STOCK ENTITLED TO VOTE AT THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS

Richard W. Zuidema
Secretary

EXHIBIT I

Charter of the Audit Committee of the Board of Directors

ENERSYS

AUDIT COMMITTEE CHARTER

I. Purpose and Authority

The Board of Directors (the "Board") of EnerSys (the "Company") is responsible for this Charter and all changes thereto. The purpose of the Audit Committee (the "Committee") of the Board, at a minimum, is to:

1. represent and assist the Board in fulfilling its responsibilities for general oversight of: (a) the accounting, financial reporting, and financial practices of the Company, including the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the independent auditors' qualifications and independence, and (d) the performance of the Company's internal audit function and independent auditors;

2. prepare an audit committee report required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement; and

3. fulfill the additional duties and responsibilities set forth in Section IV below.

The Committee has the authority to engage outside legal, accounting or other advisors or experts as the Committee deems necessary to carry out its duties and responsibilities. The Committee shall receive from the Company appropriate funding, as determined by the Committee, for payment of reasonable expenses incurred in connection with any investigation and for payment of compensation to the Company's independent auditor(s), any legal, accounting or other advisors or experts employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary and appropriate to carry out its duties and responsibilities.

II. Membership and Staffing

The Committee shall consist of at least three directors. The members of the Audit Committee shall be independent under the applicable NYSE listing standards and SEC rules, as determined in the business judgment of the Board, within the required time periods applicable to the Company following completion of its initial public offering. Each member of the Committee must meet the NYSE's financial literacy requirements and at least one member must meet the NYSE's accounting or related financial management expertise requirement and the SEC's definition of "audit committee financial expert," each as determined in the business judgment of the Board.

No member of the Audit Committee may serve on the audit committee of more than three public companies, including the Company, unless the Board (1) determines that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee and (2) discloses this determination in the Company's proxy statement.

The Board shall appoint the members of the Audit Committee at least annually, and appoint a Committee Chairman. Audit Committee members may be replaced by the Board.

III. Meetings and Procedures

The Committee shall convene at least four times each year, either in person or telephonically, and at such times and places as the Committee shall determine, with additional meetings called as the Committee deems appropriate. The Committee Chairman is responsible for the agenda, including input from management, staff and other Committee and Board members as appropriate. A majority of the Committee members shall be present to constitute a quorum for the transaction of the Committee's business. The Committee shall meet regularly in separate executive sessions and also in private sessions with each of management, the internal auditors and the

independent auditors to facilitate full communication. The Committee shall be given open access to the Company's internal auditors, Board Chairman, the Company executives and independent auditors, as well as the Company's books, records, facilities and other personnel. The Committee shall keep such records of its meetings as it deems appropriate and shall report regularly to the Board with respect to the Committee's activities. Minutes of each meeting will be compiled by the Company's Corporate Secretary who shall act as Secretary to the Committee, or in the absence of the Corporate Secretary, by an Assistant Corporate Secretary of the Company or any other person designated by the Committee. However, minutes of executive and private sessions will not be taken.

IV. Duties and Responsibilities

Among its duties and responsibilities, the Committee shall:

1. Review and reassess annually the adequacy of this charter and submit the charter for approval of the full Board. The Committee also shall conduct an annual self-evaluation of the Committee's performance.

2. Be directly responsible, in its capacity as a committee of the Board, for the appointment, evaluation, compensation, retention and oversight of the work of the Company's independent auditor(s) (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor(s) shall report directly to the Committee. The Committee shall also oversee the rotation of the independent auditors' lead audit and concurring partners at least once every five years and the rotation of other audit partners at least once every seven years, with applicable time-out periods, in accordance with SEC regulations. The Committee shall determine whether to retain or, if appropriate, terminate the independent auditor(s).

3. Consider, at least annually, the qualifications, performance and independence of the independent auditors. Obtain and review a report by the independent auditors, as required by Independent Standards Board Standard No. 1, describing any relationships between the independent auditors and the Company and any other relationships that may adversely affect the independence of the auditors, and discuss the independent auditors' report with the independent auditors.

4. Review and approve in advance, all audit and permitted non-audit services to be performed by the independent auditors, approve the overall scope of the audit and establish policies and procedures for the pre-approval of audit and permitted non-audit services to be provided by the independent auditors. The Committee may delegate to the Chairman of the Committee the authority, within agreed limits, to pre-approve permitted non-audit services. The Chairman shall report any decisions to pre-approve such services to the full Committee at its next meeting.

5. Set clear hiring policies for the Company's hiring of employees or former employees of the independent auditors, and monitor compliance with such policies.

6. Review and discuss with management and the independent auditors:

(a) the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations;"

(b) the scope of the audit, the results of the independent auditors' annual audit examination and the independent auditors' reports on the annual financial statements and reviews with respect to interim periods;

(c) material accounting policies and estimates, administrative and financial controls as well as major issues regarding accounting principles and financial statement presentations, including the impact of any significant and complex transactions, including any off-balance sheet structures, and any significant changes in the Company's selection or application of accounting principles;

(d) significant financial reporting issues and judgments made in connection with the preparation of the financial statements, and the independent auditors' judgments on the quality, not just the acceptability, and consistent application of the Company's accounting principles, the reasonableness of significant judgments, clarity of disclosures and underlying estimates in the financial statements;

(e) matters, including any adjustments, that individually or in the aggregate could be significant to the Company's financial statements or the independent auditors' report, and any audit problems or difficulties the independent auditors encountered in the course of their audit work, including any disagreements with management and any restrictions on the independent auditor's activities or on access to requested information dealing with management related to the performance of the audit and management's response to all such difficulties; and

(f) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative generally accepted accounting principles ("GAAP") methods on the financial statements.

7. Review and discuss policies with respect to risk assessment and risk management.

8. Review periodically the effect of regulatory and accounting initiatives on the financial statements of the Company.

9. Recommend to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K.

10. Discuss earnings press releases, as well as corporate policies with respect to earnings press releases and financial information and earnings guidance provided to shareholders, analysts and ratings agencies, paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information.

11. At least annually, obtain from and review a report by the independent auditors describing (a) the independent auditors' internal quality control procedures, and (b) any material issues raised by the most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years regarding one or more independent audits performed by the independent auditors, and any steps taken to deal with any such issues.

12. Review and discuss the adequacy and effectiveness of the Company's disclosure controls and procedures.

13. Review and discuss the adequacy and effectiveness of the Company's internal controls, including any significant deficiencies in such controls and significant changes or material weaknesses in such controls reported by the independent auditors, the internal auditors or management, and any fraud, whether or not material, that involves management or other Company employees who have a significant role in such controls.

14. Review and discuss the adequacy and effectiveness of the Company's information security policies and the internal controls regarding information security.

15. Implement and maintain an internal audit function within the Company. Review and discuss the overall scope, qualifications, resources, activities, organizational structure, effectiveness and results of the internal audit function. Approve the appointment, replacement, reassignment or dismissal of the Vice President of Internal Audit.

16. At each committee meeting, and at least quarterly, review, with the Company's general counsel (or chief risk officer or person performing similar function if no person is appointed as general counsel), any risks or exposures relating to litigation, other legal matters, and other proceedings and regulatory matters that may have a significant impact on the Company's financial statements.

17. Oversee the company's compliance systems with respect to legal and regulatory requirements and annually review the Company's compliance program for its Code of Business Conduct and Ethics.

18. Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submissions by the Company's employees of concerns regarding questionable accounting or auditing matters.

19. Receive and, if appropriate, respond to attorneys' reports of evidence of material violations of securities laws and breaches of fiduciary duty and similar violations of U.S. or state law.

20. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and review the results of significant investigations, examinations or reviews performed by regulatory authorities and management's response.

21. Consider such other matters regarding the Company's financial affairs, its controls, and the internal and independent audits of the Company as the Committee, in its discretion, may determine to be advisable.

22. Handle such other matters as are specifically delegated to the Committee by the Board from time to time.

Appendix A

2005 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2005 or**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to**

Commission file number: 001-32253

ENERSYS
(Exact name of registrant as specified in its charter)

Delaware	**23-3058564**
(State of Incorporation)	(I.R.S. Employer Identification No.)

2366 Bernville Road
Reading, Pennsylvania 19605
(Address of principal executive offices)

Telephone Number: 610-208-1991

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO

Aggregate market value of the voting stock held by nonaffiliates at October 1, 2004: $166,681,080 (based upon its closing transaction price on the New York Stock Exchange on October 1, 2004).

Common Stock outstanding at June 1, 2005:	**Common Stock 46,164,794 shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on July 21, 2005 to be filed with the Securities and Exchange Commission, are incorporated by reference in Part III of this Annual Report.

Special Note About Forward-Looking Statements

This Report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views as to future events and financial performance with respect to our operations. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "estimate," "expect," "will be," "will continue," "will likely result," "project," "intend," "plan," "believe" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include: competitive pricing pressures; unfavorable economic conditions; increasing raw material costs; potential environmental, health and safety liabilities; litigation; currency risks and other risks associated with operating in international markets; our failure to introduce new products or product enhancements; our competitors ability to successfully market new products; our inability to protect our proprietary technology and trademarks; the relocation of our customers businesses; our inability to implement cost reduction initiatives; quality problems; risks associated with acquisitions, including our failure to make planned acquisitions, acquisition integration issues and costs, and our ability to integrate and derive the expected benefits from our recent acquisitions; difficulties in implementing a new enterprise resource planning system; ramifications of any future terrorist attacks or increased security alert levels; our inability to make our debt payments or meet our debt covenants; regulatory changes that could negatively affect the demand for our products; our failure to adequately prepare for potential disasters; and other risks that are set forth in the "Risk Factors" section and other sections of this Report.

Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this report or that may be made in other filings with the Securities and Exchange Commission or elsewhere from time to time by, or on behalf of, us.

EnerSys
Form 10-K
March 31, 2005

Index

PART I

ITEM 1. *BUSINESS*

Overview

EnerSys (the "Company," "we," or "us") is the world's largest manufacturer, marketer and distributor of lead-acid industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for lead-acid industrial batteries. Industrial batteries generally are characterized as reserve power batteries or motive power batteries.

Reserve power batteries also are known as network, standby or stationary power batteries and are used primarily for backup power applications to ensure continuous power supply in case of main (primary) power failure or outage. Reserve power batteries are used primarily to supply standby direct current ("DC") operating power for:

- telecommunications systems, such as wireless, wireline and internet access systems, central and local switching systems, satellite stations and radio transmission stations;
- uninterruptible power systems ("UPS") applications for computer and computer-controlled systems, including process control systems;
- portable power applications, including security systems and recreational vehicles;
- switchgear and electrical control systems used in electric utilities and energy pipelines; and
- commercial and military aircraft, submarines and tactical military vehicles.

Motive power batteries are used to provide power for electric material handling and ground handling equipment, primarily electric industrial forklift trucks. They compete primarily with propane- and diesel-powered internal combustion engines used principally in the following applications:

- electric industrial forklift trucks in distribution and manufacturing facilities;
- ground support equipment used at airports, including baggage tuggers, pushback tractors and belt loaders; and
- mining equipment, including scoops, coal haulers, shield haulers, underground forklifts, shuttle cars and locomotives.

History

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 100 years. Morgan Stanley Capital Partners teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa Corporation (Japan) its reserve power and motive power battery businesses in North and South America. We were incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition from Yuasa Corporation (Japan). The acquired businesses included the *Exide, General* and *Yuasa* brands. On January 1, 2001, we changed our name from Yuasa, Inc. to EnerSys to reflect our focus on the energy systems nature of our businesses. In early 2002, we acquired the reserve power and motive power business of the Energy Storage Group, or ESG, of Invensys plc, whose principal brands were *Hawker, PowerSafe* and *DataSafe.*

Today, our reserve power batteries are marketed and sold principally under the *PowerSafe, DataSafe* and *Genesis* brands. Our motive power batteries are marketed and sold principally under the *Hawker, Exide* and *General* brands. We also manufacture and sell related direct current—DC—power products including chargers, electronic power equipment and a wide variety of battery accessories. Our battery products span a broad range of sizes, configurations and electrical capacities, enabling us to meet a wide variety of customer applications.

In August 2004, EnerSys completed an initial public offering (the "IPO") and issued 12,500,000 shares of our common stock at a value of $12.50 per share. The Company's Registration Statement (SEC File No. 333-115553) for its IPO was declared effective by the Securities and Exchange Commission on July 26, 2004. The Company's common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS." At the completion of the offering, we had 45,945,559 shares of common stock outstanding, which included 11,014,421 shares that were outstanding prior to the IPO, 22,431,138 shares of common stock converted from preferred shares, and 12,500,000 new shares issued in the IPO. The net proceeds from the offering were approximately $139.2 million. The net proceeds and $1.7 million of other corporate funds were used to prepay the entire principal and accrued interest and prepayment penalty on our senior second lien term loan ($123.0 million) and to prepay a portion ($17.9 million) of our $380.0 million senior secured term loan B.

In August 2004, in order to take advantage of the Company's lower leverage and lower market borrowing costs, we amended our Credit Agreement and reduced our borrowing rates on the senior secured term loan B by 0.50%. The existing term loans ($361.1 million plus accrued interest) were paid off and simultaneously new term loans of $365.0 million were borrowed.

Fiscal Year Reporting

In this Report, when we refer to our fiscal years, we say "fiscal" and the year number, as in "fiscal 2005", which refers to our fiscal year ended March 31, 2005. The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four fiscal quarters in fiscal 2005 ended on July 4, 2004, October 3, 2004, January 2, 2005, and March 31, 2005, respectively. The four fiscal quarters in fiscal 2004 ended on June 29, 2003, September 28, 2003, December 28, 2003, and March 31, 2004. Financial information about segments and geographic areas is incorporated by reference to footnote 20 of our consolidated financial statements.

Recent Developments

FIAMM Acquisition

In March 2005, we amended our Credit Agreement to allow for the Company's acquisition of the motive power battery business of FIAMM S.p.A. and the secured financing for such acquisition. Additionally, the amendment revised the senior secured leverage ratio for the Company's next six quarters.

On June 1, 2005, we acquired the motive power business of FIAMM S.p.A., which operates primarily in Europe and had net sales of approximately $90 million (approximately €70 million) for its fiscal year ending December 31, 2004. The cash purchase price for this acquisition was €25 million (approximately $31.25 million). The acquisition was financed with proceeds from a €25 million European term loan. The European term loan has amortizing payments and matures on June 30, 2011. Borrowings under the European term loan bear interest at a floating rate based upon a EURIBOR rate plus an applicable percentage.

Our Customers

We serve over 10,000 customers in over 100 countries, on a direct basis or through our distributors. No single customer accounts for more than 6% of our revenues.

Reserve Power

Our reserve power customers consist of regional customers as well as global customers. These customers are in diverse markets ranging from telecom to UPS, electric utilities, security systems, emergency lighting and personal mobility. In addition, we sell our aerospace and defense products to numerous countries, including the governments of the U.S., Germany and the U.K. and to major defense and aviation original equipment manufacturers, which we refer to as OEM.

Motive Power

Our motive power customers include a large, diversified customer base. We are not overly dependent on any particular end market or geographic region. These customers include materials handling equipment dealers, OEMs and end users of such equipment. End users include manufacturers, distributors, warehouse operators, retailers, airports, mine operations and railroads.

Distribution and Services

Reserve Power

We distribute, sell and service reserve power products globally through a combination of company-owned offices, independent manufacturers' representatives and distributors managed by our regional sales managers. With our global manufacturing locations and regional warehouses, we believe we are well positioned to meet our customers' delivery and servicing requirements. We have targeted our approach to meet local market conditions, which we believe provides the best possible service for our regional customers and our global accounts.

Motive Power

We distribute, sell and service our motive power products throughout the world, principally through company-owned sales and service facilities, as well as through independent manufacturers' representatives. We believe we are the only battery manufacturer in the motive power battery industry that operates a primarily company-owned service network. This company-owned network allows us to offer high-quality service, including preventative maintenance programs and customer support. Our warehouses and service locations enable us to respond quickly to customers in the markets we serve. The extensive industry experience of our sales organization results in strong long-term customer relationships.

Manufacturing and Raw Materials

We manufacture and assemble reserve power and motive power batteries and related products at manufacturing facilities located across the Americas, Europe and Asia. We believe that our global approach to manufacturing has significantly helped us increase our market share during the past several years. With a view toward projected demand, we strive to optimize and balance capacity at our battery manufacturing facilities located throughout the world, while simultaneously minimizing our product cost. By taking a global view of our manufacturing requirements and capacity, we are better able to anticipate potential capacity bottlenecks and equipment and capital funding needs.

The primary raw materials used to manufacture our products include lead, plastics, steel and copper. We purchase lead from a number of leading suppliers throughout the world. Because lead is traded on the world's commodity markets and its price fluctuates daily, we enter into hedging arrangements from time to time for a portion of our projected requirements to mitigate the adverse effects of these fluctuations.

Competition

The industrial lead-acid battery market is highly competitive and has experienced substantial consolidation both among competitors who manufacture and sell industrial batteries and among customers who purchase industrial batteries. Our competitors range from development stage companies to major domestic and international corporations. We also compete with other energy storage technologies such as batteries utilizing chemistries other than lead-acid and fuel cells. We compete primarily on the basis of reputation, product quality, reliability of service, delivery and price. We believe that our products and services are competitively priced.

Reserve Power

We believe we have one of the largest market shares for reserve power products on a worldwide basis. We compete principally with Exide Technologies, GS Yuasa and C&D Technologies, as well as FIAMM and East Penn Manufacturing.

Motive Power

We believe we have the largest market share for motive power products on a worldwide basis. Our principal competitor, on a global basis, is Exide Technologies. On a regionalized basis, East Penn Manufacturing and C&D Technologies compete with us in North America, Hoppecke competes with us in Europe, and JSB, Shinkobe, Yuasa and Hitachi compete with us in Asia.

Warranties

Warranties for our products vary by geography and product and are competitive with other suppliers of these types of products. Generally, our reserve power products' warranties range from one- to twenty-years and our motive power products' warranties range from one- to five-years. The warranty on our battery chargers typically ranges from one- to three-years.

The length of our warranties is sometimes extended to reflect varied regional characteristics and competitive influences. In some cases, we may extend the warranty period to include a pro rata period, which is typically based around the design life of the product and the application served. Our warranties generally cover defects in workmanship and materials and are limited to specific usage parameters.

Intellectual Property

We have numerous patents and patent licenses in the United States and other jurisdictions but do not consider any patent to be material to our business. From time to time, however we apply for patents on new inventions and designs, but we believe that the growth of our business will depend primarily upon the quality of our products and our relationships with our customers, rather than the extent of our patent protection.

Although other manufacturers may possess certain thin plate pure lead technology ("TPPL"), we believe we are the only manufacturer of products using TPPL technology in the markets we serve. Some aspects of this technology may be patented in the future. In any event, we believe that a significant capital investment would be required by any party desiring to produce products using TPPL technology for these markets.

We own or possess exclusive and non-exclusive licenses and other rights to use a number of trademarks in various jurisdictions. We have obtained registrations for many of these trademarks in the United States and other jurisdictions. Our various trademark registrations currently have a duration of approximately one to 10 years, varying by mark and jurisdiction of registration and may be renewable. We endeavor to keep all of our material registrations current. We believe that many such rights and licenses are important to our business by helping to develop strong brand-name recognition in the marketplace. Some of the significant (registered and unregistered) trademarks that we use include: *Armasafe+, Chloride, Cobra, Cyclon, DataSafe, Deserthog, Energy Plus, Envirolink, ESB, Espace, Exide, Exide-Ironclad, GBC, Genesis, Genesis NP, Genesis Pure Lead, Hawker, HUP, Hybernator, Liberator, LifeGuard, LifePlus, Loadhog, Oasis, Odyssey, Oldham, Perfect, PowerGuard, PowerLease, Powerline, PowerPlus, PowerSafe, Smarthog, Superhog, Supersafe, Titan PowerTech, Varta, Waterless and Workhog.*

See "Litigation—Exide Litigation" for information concerning currently pending litigation involving our continuing right to use the *Exide* trademark.

Seasonality

Our business generally does not experience significant monthly or quarterly fluctuations in net sales as a result of weather or other trends that can be directly linked to seasonality patterns. However, our second fiscal quarter normally experiences moderate reductions in net sales as compared to our first fiscal quarter for that year, due to summer manufacturing shutdowns of our customers and holidays primarily in the United States and Western Europe. In fiscal 2003, 2004 and 2005, the impact of this seasonal weakness was mitigated to a

significant degree by strengthening currencies, primarily the euro, in Europe, where we conduct slightly more than half of our business. Our fourth fiscal quarter normally experiences the highest sales of any fiscal quarter within a given year. Many reserve power telecommunications customers tend to perform extensive service and engage in higher battery replacement and maintenance activities in the first calendar quarter of a year, which is our fourth fiscal quarter. In addition, many of our largest industrial customers are on a calendar fiscal year basis and many tend to purchase their durable goods more heavily in that quarter than any other within the calendar year.

Product and Process Development

Our product and process development efforts are focused on the creation and optimization of new battery products using existing technologies, which differentiate our stored energy solutions from our competition's. We allocate our resources to the following key areas:

- the design and development of new products;
- optimizing and expanding our existing product offering;
- waste reduction;
- production efficiency and utilization;
- capacity expansion, without additional facilities; and
- quality attribute maximization.

Employees

At March 31, 2005, we had approximately 6,600 employees. Of these employees, approximately 3,250, almost all of whom work in our European facilities, were covered by collective bargaining agreements. The average term of these agreements is one to two years, with the longest term being three and one-half years. These agreements expire over the period from 2005 to 2007.

We consider our employee relations to be good. We have not experienced any significant labor unrest or disruption of production.

Environmental Matters

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws and regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or their exposure to, hazardous substances used, stored, transported or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at

properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We currently are investigating and monitoring soil and groundwater contamination at certain of our properties, and we may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

Six of our facilities in the United States and Europe are certified to ISO 14001 standards. ISO 14001 is a globally recognized, voluntary program that focuses on the implementation, maintenance and continual improvement of an environmental management system and the improvement of environmental performance.

Quality Systems

We utilize a global strategy for quality management systems, policies and procedures, the basis of which is the ISO 9001:2000 standard, which is a worldwide recognized quality standard. We believe in the principles of this standard and reinforce this by requiring mandatory compliance for all manufacturing, sales and service locations that are registered to the ISO 9001 standard. This strategy enables us to provide effective products and services to meet our customers' needs.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the Internet at the SEC's website at *http://www.sec.gov*. You may also read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our principal Internet address is *http://www.enersys.com*. We make available free of charge on *http://www.enersys.com* our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Our Code of Business Conduct and Ethics is applicable to our principal executive officer, our principal financial officer and our controller. Our Code of Business Conduct and Ethics is available on the Investor Relations section of our website at *http://www.enersys.com*. Any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to one of the officers listed above will be disclosed on the Investor Relations section of our website at *http://www.enersys.com*. Our Corporate Governance Guidelines and the charters of our Audit, Compensation, and Nominating and Corporate Governance Committees are also available on the Investor Relations section of our website at *http://www.enersys.com*.

Risk Factors

The following risks and uncertainties, as well as others described in this Report on Form 10-K, could materially adversely affect our business, results of operations and financial condition:

We operate in an extremely competitive industry and are subject to continual pricing pressure.

We compete with a number of major international manufacturers and distributors, as well as a large number of smaller, regional competitors. Due to excess capacity in some sectors of our industry, consolidation among

industrial battery purchasers and the financial difficulties being experienced by several of our competitors, we have been subjected to continual and significant pricing pressures. These pricing pressures have prevented us from fully passing through to customers increased costs. We anticipate heightened competitive pricing pressure as Chinese and other foreign producers, able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major U.S. and European markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with original equipment manufacturers and other customers. In addition, certain of our competitors own lead smelting facilities which, during periods of lead cost increases or price volatility, may provide a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control and reduce our costs. We cannot assure you that we will be able to continue to reduce our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

Cyclical industry conditions have adversely affected and may continue to adversely affect our results of operations.

Our operating results are affected by the general cyclical pattern of the industries in which our major customer groups operate and the overall economic conditions in which we and our customers operate. For example, the significant capital expenditures made by the telecommunications industry during the period from fiscal 1999 through fiscal 2001, as numerous companies expanded their systems and installed standby backup battery power systems, drove demand for our reserve power products. As the telecommunications industry dramatically reduced the building of new systems in response to massive overcapacity, the demand for our reserve power products for this important application declined significantly. Both our reserve power and motive power segments are heavily dependent on the end-user markets they serve, such as telecommunications, UPS and electric industrial forklift trucks. A weak capital expenditure environment in these markets has had and can be expected to have a material adverse effect on our results of operations.

Our raw materials costs are volatile and expose us to significant movements in our product costs.

We employ significant amounts of lead, plastics, steel, copper and other materials in our manufacturing processes. We estimate that raw material costs account for approximately half of our cost of goods sold. Lead is our most significant raw material. The costs of these raw materials, particularly lead, are volatile and beyond our control.

Volatile raw material costs can significantly affect our operating results and make period-to-period comparisons extremely difficult. We cannot assure you that we will be able to hedge the costs of our raw material requirements at a reasonable level or pass on to our customers the increased costs of our raw materials.

Our operations expose us to the risk of material environmental, health and safety liabilities, costs, and litigation.

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur

significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We are currently investigating and monitoring soil and groundwater contamination at certain of our properties, and we may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

We cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

Recent legislation proposed by the European Union could affect us and the lead-acid battery industry.

Recent legislation proposed by the European Union may affect us and the lead acid battery industry. In November 2003, the European Commission issued a Directive that recommends the elimination of mercury in batteries and the reclamation of spent lead and cadmium batteries for recycling (a "closed-loop" life cycle). On April 20, 2004, the European Parliament approved legislation that would effectively ban lead and cadmium in batteries as well as mercury, with the exception of batteries for which no suitable alternatives exist. While we do not believe that such alternatives currently exist, a suitable substitute for lead acid batteries may be identified or developed. In response to the vote of the European Parliament, the European Commission stated it would not endorse a ban on lead or cadmium in batteries and affirmed its original proposal for closed-loop recycling regulations. The European Council, the main decision-making body of the European Union, re-examined the proposals from the European Parliament and, in December 2004, came to an agreement on a new draft Battery Directive. Under the latest proposals, there would be no ban for lead or cadmium in automotive and industrial batteries. The draft directive will be passed back to the European Parliament for further debate later in 2005. If the European Parliament were to re-introduce the lead and cadmium ban through an amendment to the legislation, then enactment and implementation of the directive by the Member States could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to exchange rate risks, and our net income and financial condition may suffer due to currency translations.

We invoice foreign sales and service transactions in local currencies, using actual exchange rates during the period. We translate our non-U.S. assets and liabilities into U.S. dollars using current rates as of the balance sheet date. Because a significant portion of our revenues and expenses are denominated in foreign currencies, changes in exchange rates between the U.S. dollar and foreign currencies, primarily the euro and British pound, may adversely affect our revenue, cost of revenue and operating margins. For example, foreign currency depreciation against the U.S. dollar will reduce the value of our foreign revenues and operating earnings as well as reduce our net investment in foreign subsidiaries.

Most of the risk of fluctuating foreign currencies is in our European operations, which comprised over half of our net sales during the last two fiscal years. The euro is the dominant currency in our European operations.

The translation impact from currency fluctuations on net sales and operating earnings in the Americas and Asia is minimal, as virtually all net sales and operating earnings are in dollars or are pegged to the dollar.

Foreign currency depreciation will make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars. Significant movements in foreign exchange rates can have a material impact on our results of operations and financial condition. We do not engage in significant hedging of our foreign currency exposure and cannot assure you that we would be able to hedge our foreign currency exposures at a reasonable cost.

Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control.

We currently have significant manufacturing and distribution facilities outside of the U.S., including in the United Kingdom, France, Germany, China, Mexico, Poland, Czech Republic, Spain, Italy and Canada. We may face political instability and economic uncertainty, cultural and religious differences and difficult labor relations in our foreign operations. We also may face barriers in the form of long-standing relationships between potential customers and their existing suppliers, national policies favoring domestic manufacturers and protective regulations including exchange controls, restrictions on foreign investment or the repatriation of profits or invested capital, changes in export or import restrictions and changes in the tax system or rate of taxation in countries where we do business. We cannot assure you that we will be able to successfully develop and expand our international operations and sales or that we will be able to overcome the significant obstacles and risks of our international operations.

Our failure to introduce new products and product enhancements and broad market acceptance of new technologies introduced by our competitors could adversely affect our business.

Many new energy storage technologies, other than lead-acid, have been introduced over the past several years. In addition, recent advances in fuel cell and flywheel technology have been introduced for use in selected applications that compete with the end uses for lead-acid industrial batteries. For many important and growing markets, such as aerospace and defense, lithium-based battery technologies have large and growing market shares and lead-acid technologies have decreasing market shares. Our ability to achieve significant and sustained penetration of key developing markets, including aerospace and defense, will depend upon our success in developing or acquiring these and other technologies, either independently, through joint ventures or through acquisitions. If we fail to develop or acquire, and manufacture and sell, products that satisfy our customers' demands, or we fail to respond effectively to new product announcements by our competitors by quickly introducing competitive products, then market acceptance of our products could be reduced and our business could be adversely affected. We cannot assure you that our products will remain competitive with products based on technologies other than lead-acid.

We may not be able adequately to protect our proprietary intellectual property and technology.

We rely on a combination of copyright, trademark, patent and trade secret laws, non-disclosure agreements and other confidentiality procedures and contractual provisions to establish, protect and maintain our proprietary intellectual property and technology and other confidential information. Certain of these technologies, especially in thin plate pure lead—TPPL—technology, are important to our business and are not protected by patents. Despite our efforts to protect our proprietary intellectual property and technology and other confidential information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property and proprietary technologies.

We may lose our right to use the Exide trademark.

Exide Technologies, during the course of its Chapter 11 proceedings, has sought to reject certain agreements related to the 1991 sale of Exide Technologies' industrial battery business to Yuasa, including the exclusive, perpetual, worldwide and transferable license to use the *Exide* name on industrial batteries that we acquired in the Yuasa purchase. If the court were to find in favor of Exide Technologies, our license to use the *Exide* name could be terminated.

The *Exide* trade name is one of our better-known brands. We introduced testimony in the court proceedings from an expert witness who estimated that we would suffer damages of approximately $60 million over a seven-year period from price erosion, profit on lost sales and incremental rebranding expense in the event that the license were terminated. This expert's assessment of our damages assumed, contrary to our current belief, that the court would not delay the effective date of the termination.

As with any litigation, the outcome of this proceeding is uncertain. We cannot assure you that we will retain the right to use the *Exide* brand, even for a brief period of time, upon the resolution of this dispute by the court.

Relocation of our customers' operations could adversely affect our business.

The trend by a number of our North American and Western European customers to move manufacturing operations and expand their businesses into Asia and other low labor-cost markets may have an adverse impact on our business. As our customers in traditional manufacturing-based industries seek to move their manufacturing operations to lower-cost territories, there is a risk that these customers will source their energy storage products from competitors located in those territories and will cease or reduce the purchase of products from our manufacturing plants. We cannot assure you that we will be able to compete effectively with manufacturing operations of energy storage products in those territories, whether by establishing or expanding our manufacturing operations in those lower-cost territories or acquiring existing manufacturers.

We may fail to implement our cost reduction initiatives successfully and improve our profitability.

We must continue to implement cost reduction initiatives to achieve additional cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current or future initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Given the continued competitive pricing pressures experienced in our industry, our failure to realize cost savings would adversely affect our results of operations.

Quality problems with our products could harm our reputation and erode our competitive position.

The success of our business will depend upon the quality of our products and our relationships with customers. In the event that our products fail to meet our customers' standards, our reputation could be harmed, which would adversely affect our marketing and sales efforts. We cannot assure you that our customers will not experience quality problems with our products.

We offer our products under a variety of brand names, the protection of which is important to our reputation for quality in the consumer marketplace.

We rely upon a combination of trademark, licensing and contractual covenants to establish and protect the brand names of our products. We have registered many of our trademarks in the U.S. Patent and Trademark Office and in other countries. In many market segments, our reputation is closely related to our brand names. Monitoring unauthorized use of our brand names is difficult, and we cannot be certain that the steps we have taken will prevent their unauthorized use, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. We cannot assure you that our brand names will not be misappropriated or utilized without our consent or that such actions will not have a material adverse effect on our reputation and on our results of operations.

We may fail to implement our plans to make acquisitions.

As part of our business strategy, we have grown, and plan to continue growing, by acquiring other product lines, technologies or facilities that complement or expand our existing business. We may be unable to implement this part of our business strategy and may not be able to make acquisitions to continue our growth. There is significant competition for acquisition targets in the industrial battery industry. We may not be able to identify suitable acquisition candidates or negotiate attractive terms. In addition, we may have difficulty obtaining the financing necessary to complete transactions we pursue. In that regard, our credit facilities restrict the amount of additional indebtedness that we may incur to finance acquisitions and place other restrictions on our ability to make acquisitions. Our failure to execute our acquisition strategy could have a material adverse effect on our business. The amounts we may pay for acquisitions are subject to limits on individual transactions and aggregate limits over the term of the credit facilities—until 2011 under the senior secured credit facility. Our individual transaction limits are $25.0 million cash and $75.0 million total (cash and company stock), and our aggregate limits are $100.0 million cash and $200.0 million total. Our ability to incur additional indebtedness also is restricted such that any significant acquisitions that could not be financed through cash generated from operations would need to be financed through issuance of additional company common stock. Exceeding any of these limitations would require the consent of our lenders. We cannot assure you that our acquisition strategy will be successful.

Any acquisitions that we complete may dilute your ownership interest in EnerSys, may have adverse effects on our financial condition and results of operations and may cause unanticipated liabilities.

Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute your ownership interests. In addition, future acquisitions might not increase, and may even decrease, our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional debt or suffer adverse tax and accounting consequences in connection with any future acquisitions.

Implementation of a new enterprise resource planning system could adversely affect our operations.

We are considering the implementation of a new enterprise resource planning (ERP) system in certain of our locations over the next five years to integrate the separate systems that we currently employ. An ERP system automates various business tasks including accounting, distribution and sales. Successful implementation of this system will be critical to our cost reduction initiatives and to our ability to comply with the financial reporting and internal audit compliance obligations of a public company. Integration and conversion of information from the systems to be replaced by this new system will significantly affect many aspects of our business, including our accounting, operations, purchasing, sales, marketing, and administrative functions, and could disrupt our business, distract management and increase our costs. If we were to experience difficulties or delays in the implementation of this new system, then our ability to provide products to our customers on a timely basis could be adversely affected, which would harm our operating results and relationships with our customers. Additionally, any integration difficulties or delays could adversely affect the processing and reporting of our accounting and financial results. There can be no assurance that we would be able to correct any such difficulties or problems on a timely basis. Furthermore, there can be no assurance that, once successfully implemented, the new system will provide the intended benefits or that it will be adequate to support our operational needs.

The failure of critical computer systems could seriously affect our sales and operations.

We operate a number of critical computer systems throughout our business that can fail for a variety of reasons. If such a failure were to occur, then we may not be able to sufficiently recover from the failure in time to avoid the loss of data or adversely impact certain of our operations that are dependent on such system. This could result in lost sales and the inefficient operation of our facilities for the duration of such a failure.

Our substantial indebtedness could adversely affect our financial condition.

As of March 31, 2005, we had $375.5 million of total consolidated debt. This level of debt could:

- increase our vulnerability to adverse general economic and industry conditions, including interest rate fluctuations, because a significant portion of our borrowings bear and will continue to bear interest at floating rates;
- require us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the availability of our cash to fund working capital, capital expenditures or other general corporate purposes, including acquisitions;
- limit our flexibility in planning for, or reacting to, changes in our business and industry;
- restrict our ability to introduce new products or new technologies or exploit business opportunities;
- place us at a disadvantage compared with competitors that have proportionately less debt;
- limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt agreements; and
- have a material adverse effect on us if we fail to comply with the financial and restrictive covenants in our debt agreements.

This list of factors that may affect future performance is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 2. *PROPERTIES*

Set forth below is certain information, as of June 1, 2005, with respect to our principal properties.

Location	Function/Products Produced[1]	Size (sq. feet utilized)	Owned/Leased
North America:			
Reading, PA	Corporate Offices	109,000	Owned
Hays, KS	Reserve Power Batteries	351,000	Owned
Warrensburg, MO	Reserve Power Batteries	341,000	Owned
Richmond, KY	Motive and Reserve Power Batteries	277,000	Owned
Tijuana, Mexico	Reserve Power Batteries	156,000	Owned
Ooltewah, TN	Motive Power Batteries	90,000	Owned
Monterrey, Mexico	Reserve and Motive Power Batteries	80,000	Owned
Cleveland, OH	Motive Power Chargers	66,000	Owned
Saddlebrook, NJ	Distribution Center, Motive and Reserve Power Batteries	58,500	Leased
Sumter, SC	Metal fabrication, Motive and Reserve Power	52,000	Owned
Brampton, Canada	Distribution Center, Motive and Reserve Power Batteries	37,000	Leased
Santa Fe Springs, CA	Distribution Center, Motive and Reserve Power Batteries	35,000	Leased

Europe:

Location	Function/Products Produced[1]	Size (sq. feet utilized)	Owned/Leased
Arras, France	Reserve and Motive Power Batteries	484,000	Owned
Manchester, England	Reserve Power Batteries	284,000	Owned
Hagen, Germany	Reserve and Motive Power Batteries	185,000	Owned/Leased
Newport, Wales	Reserve Power Batteries	233,000	Owned
Montecchio, Italy (2)	Motive Power Batteries	207,000	Leased
Bielsko-Biala, Poland	Motive Power Batteries	172,000	Leased
Crumlin, Wales (2)	Motive Power Batteries	123,000	Leased
Herstal, Belgium	Distribution Center, Motive and Reserve Power Batteries	56,000	Leased
Zamudio, Spain	Assembly and distribution, Reserve and Motive Power Batteries	55,000	Owned
Villanova, Italy	Assembly and distribution, Reserve and Motive Power Batteries	50,000	Leased
Brussels, Belgium	Distribution Center, Motive Power Batteries	45,000	Leased
Brebieres, France	Motive Power Chargers	41,000	Leased
Hostimice, Czech Republic	Metal fabrication, Motive and Reserve Power Batteries	29,000	Leased
Asia:			
Shenzhen, China	Reserve Power Batteries	176,000	Owned
Jiangsu, China	Reserve and Motive Power Batteries	130,000	Owned
Wacol, Australia	Assembly and distribution, Motive Power Batteries	13,000	Leased

(1) The primary function of listed facilities is manufacturing industrial batteries, unless otherwise noted.
(2) Properties in connection with June 1, 2005 acquisition of FIAMM.

ITEM 3. *LEGAL PROCEEDINGS*

Exide Litigation

When we acquired Yuasa's North and South American industrial battery business in 2000, we acquired the worldwide right to use the *Exide* trademark on industrial batteries. Yuasa had acquired an exclusive, perpetual, worldwide and transferable license to use the *Exide* name on industrial batteries in 1991 when it bought Exide Technologies' industrial battery business.

On April 15, 2002, Exide Technologies filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. During the course of its Chapter 11 proceedings, Exide Technologies sought to reject certain agreements related to the 1991 sale of Exide Technologies' industrial battery business to Yuasa, including the trademark license referred to above. We opposed Exide Technologies' attempt to reject these agreements. If the court were to find in favor of Exide Technologies, our license to use the *Exide* name could be terminated. If the license were so terminated, we believe that the court might delay the effective date of the termination for some reasonable period.

We believe that we should prevail but, as with any litigation, the outcome is uncertain. If we do not ultimately prevail, we believe that, if the court were to provide us with a reasonable time period to continue to use the name while we rebrand our products in order to mitigate potential price erosion and sales loss, the termination of the license should not have a material adverse effect on our financial condition or operating results.

Other Litigation

From time to time, we are involved in litigation incidental to the conduct of our business. We do not expect that any of this litigation, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flow.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to the vote of stockholders through the solicitation of proxies or otherwise during the quarter ended March 31, 2005.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES*

Market Information

The Company's common stock has been listed on the New York Stock Exchange under the symbol "ENS" since it began trading on July 30, 2004. Prior to that time, there had been no public market for our common stock. The following table sets forth, on a per share basis for the periods presented, the range of high, low and closing prices of the Company's common stock.

Quarter Ended	High Price	Low Price	Closing Price
July 4, 2004	N/A	N/A	N/A
October 3, 2004	$14.41	$11.45	$13.30
January 2, 2005	$15.54	$12.30	$15.25
March 31, 2005	$15.48	$12.01	$13.10

Holders of Record

As of June 1, 2005, there were approximately 70 record holders of common stock of the Company. Because many of such shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

Dividends

We never have paid or declared any cash dividends on our common stock and are restricted from doing so by our credit agreement. We currently intend to retain any earnings for future growth and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

During the fiscal year ended March 31, 2005, we did not issue any unregistered securities.

Use of Proceeds from Registered Securities

As noted above, in August 2004, EnerSys completed an initial public offering (the "IPO") and issued 12,500,000 shares of our common stock at a value of $12.50 per share. The Company's Registration Statements (SEC File No. 333-115553) for its IPO was declared effective by the Securities and Exchange Commission on July 26, 2004. The Company's common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS." At the completion of the offering, we had 45,945,559 shares of common stock outstanding, which included 11,014,421 shares that were outstanding prior to the IPO, 22,431,138 shares of common stock converted from preferred shares, and 12,500,000 new shares issued in the IPO. The net proceeds from the offering were approximately $139.2 million. The net proceeds and $1.7 million of other corporate funds were used to prepay the entire principal and accrued interest and prepayment penalty on our senior secured second lien term loan ($123.0 million) and to prepay a portion ($17.9 million) of our $380 million senior secured term loan B.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables set forth certain selected consolidated financial and operating data. We were incorporated in October 2000 for the purpose of acquiring the Yuasa, Inc. industrial battery business from Yuasa Corporation (Japan) and did not have any operations prior to October 1, 2000. Selected consolidated financial data for the periods prior to October 1, 2000, are derived from the consolidated financial statements of Yuasa, Inc., which we refer to as the Predecessor Company. The summary consolidated financial data presented below for the four-year period ended March 31, 2005, and the balance sheet data at March 31, 2002, 2003, 2004 and 2005, have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent registered public accounting firm. The summary consolidated financial data presented below as of and for the six months ended March 31, 2001 have been derived from audited financial statements. The summary consolidated financial data presented below as of and for the six months ended September 30, 2000, have been derived from unaudited financial statements. This information should be read in conjunction with the consolidated financial statements and the related notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition, each included elsewhere, herein.

	Six Months Ended September 30,	Six Months Ended March 31,	Fiscal Year Ended March 31,			
	2000	2001	2002	2003	2004	2005
	(Predecessor Company)	(EnerSys)				
	(in thousands, except share and per share amounts)					
Consolidated Statement of Operations:[1]						
Net sales	$ 228,295	$ 233,051	$ 339,340	$ 859,643	$ 969,079	$ 1,083,862
Cost of goods sold	175,457	173,146	271,596	653,998	722,825	828,447
Gross profit	52,838	59,905	67,744	205,645	246,254	255,415
Operating expenses [2]	34,548	33,168	53,514	150,691	171,294	179,015
Special charges relating to restructuring, bonuses and uncompleted acquisitions	—	—	63,345	—	21,147	—
Operating earnings (loss)	18,290	26,737	(49,115)	54,954	53,813	76,400
Interest expense	5,633	7,667	13,294	20,511	20,343	23,275
Special charges relating to a settlement agreement, write-off of deferred financing costs and a prepayment penalty	—	—	—	—	30,974	6,022
Other expense (income), net	368	264	1,744	(764)	(5,297)	(2,639)
Earnings (loss) before income taxes	12,289	18,806	(64,153)	35,207	7,793	49,742
Income tax expense (benefit)	4,967	8,351	(22,171)	12,355	2,957	17,359
Net earnings (loss)	$ 7,322	$ 10,455	$ (41,982)	$ 22,852	$ 4,836	$ 32,383
Series A convertible preferred stock dividends	—	—	13	24,057	24,689	8,155
Net (loss) earnings available to common stockholders	$ 7,322	$ 10,455	$ (41,995)	$ (1,205)	$ (19,853)	$ 24,228
Net earnings (loss) per share						
Basic			$ (3.81)	$ (0.11)	$ (1.80)	$ 0.67
Diluted			(3.81)	(0.11)	(1.80)	0.65
Weighted average shares outstanding						
Basic			11,014,421	11,014,421	11,014,421	36,416,358
Diluted			11,014,421	11,014,421	11,014,421	37,046,697

	Six Months Ended September 30,	Six Months Ended March 31,	Fiscal Year Ended March 31,			
	2000	2001	2002	2003	2004	2005
	(Predecessor Company)	(EnerSys)				
		(in thousands)				
Consolidated cash flow data: [3]						
Net cash provided by operating activities	N/A	$ 30,269	$ 21,068	$ 55,438	$ 39,192	$ 29,353
Net cash used in investing activities	N/A	(15,965)	(335,951)	(12,923)	(26,981)	(28,991)
Net cash (used in) provided by financing activities	N/A	(7,303)	314,795	(8,209)	(39,989)	3,213
Other Operating Data:[1]						
Capital expenditures	$10,317	$ 16,049	$ 12,944	$ 23,623	$ 28,580	$ 31,828
EBITDA[4]	25,596	35,715	(39,563)	91,651	65,175	113,170
Special charges related to restructuring, bonuses, uncompleted acquisitions, a settlement agreement, write-off of deferred finance costs and a prepayment penalty[5]	—	—	63,345	—	52,121	6,022

	As of March 31,					
	2000	2001	2002	2003	2004	2005
	(Predecessor Company)	(EnerSys)				
		(In thousands)				
Balance Sheet Data:						
Cash and cash equivalents	$ 199	$ 9,135	$ 9,075	$ 44,296	$ 17,207	$ 21,341
Working capital	17,081	52,776	104,418	135,356	135,320	182,177
Total assets	244,808	445,002	978,889	1,075,808	1,153,943	1,194,761
Total debt	99,788	152,003	253,394	252,162	511,303	375,457
Preferred stock	—	—	7	7	7	—
Total stockholders' equity	$ 69,427	$172,362	$414,847	$ 465,747	$ 239,302	$ 437,650

(1) Includes the results of operations of ESG for the full years for fiscal 2003, fiscal 2004 and fiscal 2005, but only for nine days in fiscal 2002.

(2) If SFAS No. 142, "Goodwill and Other Intangible Assets," had been adopted on April 1, 2000, the absence of goodwill amortization would have increased the net earnings for the six months ended September 30, 2000, and six months ended March 31, 2001, by approximately $780 and $2,365, respectively.

(3) Information not available for the first six months of 2001.

(4) EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net income or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under generally accepted accounting principles. Some of these limitations are:

- it does not reflect our cash expenditures for capital expenditures or contractual commitments;
- it does not reflect the impact of changes in effective tax rates or the use of net operating losses;
- although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

- it does not reflect changes in, or cash requirements for, our working capital requirements; and
- it does not reflect the cash necessary to make payments of interest or principal on our indebtedness.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying on our GAAP results as well as on our EBITDA and by carefully budgeting our projected cash requirements for debt service, capital expenditures, working capital and taxes. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our senior secured credit facility and our senior second lien credit facility are based on EBITDA, subject to adjustments, and therefore EBITDA for purposes of these financial covenants is calculated differently from EBITDA as described above. Depreciation and amortization in the table excludes amortization of deferred financing costs, which is included in interest expense.

The following table provides a reconciliation of EBITDA to net earnings (loss):

	Fiscal Year Ended March 31,			
	2002	2003	2004	2005
EBITDA	$(39,563)	$91,651	$65,175	$113,170
Depreciation and amortization	11,296	35,933	37,039	40,153
Interest expense	13,294	20,511	20,343	23,275
Income tax (benefit) expense	(22,171)	12,355	2,957	17,359
Net (loss) earnings	$(41,982)	$22,852	$ 4,836	$ 32,383

We have included EBITDA because management uses it as a key measure of our performance. Management also uses EBITDA to analyze our performance against our key public-company competitors, recognizing that the different ways in which different companies calculate EBITDA limits its usefulness as a measure of comparability.

(5) Special charges are discussed in detail in the notes to our consolidated financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The fiscal 2002 charges were primarily for the closures of a plant and certain other locations in the U.S. and our South American operations. The charges in fiscal 2004 related primarily to a settlement with Invensys, the recapitalization in March 2004 and costs of uncompleted acquisition attempts. The charges in fiscal 2005 primarily relate to the write-off of a portion of unamortized deferred financing costs and a prepayment penalty on the repayment of our senior secured lien term loan in connection with the IPO.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2003, 2004, and 2005, should be read in conjunction with Selected Consolidated Financial Data and our audited consolidated financial statements and the notes to those statements. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations and intentions and beliefs. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements as a result of a number of factors. See Special Note About Forward-Looking Statements and Business sections elsewhere in this Report on Form 10-K. In the following discussion and analysis of results of operations and financial condition, certain financial measures may be considered "non-GAAP financial measures" under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is provided in this Report on Form 10-K. EnerSys' management uses non-GAAP measures in their analysis of the Company's performance. These measures, as used by EnerSys, adjust net earnings determined in accordance with GAAP to reflect changes in financial results associated with our IPO, and the elimination of

special charges recorded during the periods presented. Management believes presentations of financial measures reflecting these adjustments provide useful supplemental information in evaluating the operating results of our business. These disclosures should not be viewed as a substitute for net earnings determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Overview

We are the world's largest manufacturer, marketer and distributor of lead-acid industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for lead-acid industrial batteries. We market and sell our products globally in more than 100 countries to over 10,000 customers through a network of distributors, independent representatives and an internal sales force.

We have two business segments: reserve power and motive power. Net sales classifications by segment are as follows:

- **Reserve power batteries** are used to provide backup power for the continuous operation of critical telecommunications and UPS during power disruptions.
- **Motive power batteries** are used to power mobile manufacturing, warehousing and other ground handling equipment, primarily electric industrial forklift trucks.

We evaluate business segment performance based primarily upon operating earnings, exclusive of special charges. All corporate and centrally incurred regional costs are allocated to the business segments based principally on net sales. We evaluate business segment cash flow and financial position performance based primarily upon capital expenditures and primary working capital levels. Primary working capital for this purpose is trade accounts receivable, plus inventories, minus trade accounts payable and the resulting net amount is divided by the trailing three month net sales (annualized) for the respective business segment or reporting location, to derive a primary working capital percentage ratio. Although we monitor the three elements of primary working capital (receivables, inventory and payables), our primary focus is on the total amount. Primary working capital was $282.4 million (yielding a primary working capital percentage ratio of 24.7%) at March 31, 2005, and $250.3 million (yielding a primary working capital percentage ratio of 22.7%) at March 31, 2004. The increase in the ratio during fiscal 2005 was primarily due to slower collections of receivables in Europe, a higher portion of our sales in regions with longer payment terms and higher levels of inventory to support shifts in the production locations of certain products. While these areas remain a focus for improvement, competitive factors, particularly with extended customer payment terms, will place increasing pressure on our primary working capital. We closely manage our level of working capital due to the significant impact it has on cash flow and, as a result, our level of debt. Lastly, on a consolidated basis, we review short- and long-term debt levels, on a daily basis, with corresponding leverage ratios monitored, primarily using debt to EBITDA ratios, excluding special charges. EBITDA is earnings before interest, income taxes, depreciation and amortization. Special charges are expenses not normally incurred in the day-to-day operations of our business and, in our opinion, are not indicative of our core operating performance. Examples include charges incurred in fiscal 2002 to restructure the predecessor company operations, charges incurred in fiscal 2004 associated with the costs of uncompleted acquisition attempts, an omnibus settlement with Invensys and costs in connection with a recapitalization transaction, and charges incurred in fiscal 2005 associated with the write-off of unamortized deferred finance costs and a prepayment penalty on the repayment of our senior secured lien term loan in connection with our IPO.

We operate and manage our business in three primary geographic regions of the world—the Americas, Europe and Asia. Our business is highly decentralized with manufacturing locations throughout the world. Over half of our net sales for fiscal 2004 and fiscal 2005 were generated outside of North America. Approximately half

of our manufacturing and distribution facilities are located outside of the U.S. Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control. Our management structure and financial reporting systems, and associated internal controls and procedures, are all consistent with our two business segments and three geographic regions in which we operate. We report on a March 31 fiscal year.

Our financial results are largely driven by the following factors:

- *general cyclical patterns of the industries in which our customers operate;*
- changes in our market share in the business segments and regions where we operate;
- changes in our selling prices and, in periods when our product costs increase, our ability to raise our selling prices to pass such cost increases through to our customers;
- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize their capacity;
- the extent to which we can control our fixed and variable costs, including those for our raw materials, manufacturing and distribution, operating activities and interest; and
- changes in our short- and long-term debt levels and changes in the floating interest rates under our credit facilities.

Starting in fiscal 2002, the telecommunications industry dramatically reduced building new systems in response to massive overcapacity. Additionally, in fiscal 2002 and fiscal 2003 the global economy was weak. These conditions combined to produce excess capacity in some sectors of our industry, driving consolidation among industrial battery purchasers. Several of our competitors experienced financial difficulties. As a result, we have been subjected to continual and significant pricing pressures over the past several years. We anticipate heightened competitive pricing pressure as Chinese and other foreign producers, able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major U.S. and European markets. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control our costs and maintain our pricing. As a result, our business strategy has been highly focused on increasing our market share, tightly controlling capital expenditures and cash and reducing our costs.

Our Corporate History

There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past four years.

We were formed in late 2000 by Morgan Stanley Capital Partners and the management of Yuasa, Inc. to acquire the industrial battery business of Yuasa Corporation (Japan) in North and South America. Our reported results for the period prior to the acquisition of this business reflect the operations of the predecessor company to the business we acquired.

In addition, our results of operations for the past three fiscal years have been significantly affected by our acquisition of ESG on March 22, 2002. This acquisition more than doubled our size. Our results of operations for fiscal 2003, 2004 and 2005 include ESG for the full fiscal year.

Our successful integration of ESG provided global scale in both the reserve and motive power markets. The ESG acquisition also provided us with a further opportunity to reduce costs and improve operating efficiency that, among other initiatives, led to closing underutilized manufacturing plants, distribution facilities, sales offices and eliminating other redundant costs, including staff.

In August 2004, EnerSys completed an initial public offering (the "IPO") and issued 12,500,000 shares of our common stock at a value of $12.50 per share. The Company's Registration Statement (SEC File No. 333-115553) for its IPO was declared effective by the Securities and Exchange Commission on July 26, 2004. The Company's common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS." At the completion of the offering, we had 45,945,559 shares of common stock outstanding, which included 11,014,421 shares that were outstanding prior to the IPO, 22,431,138 shares of common stock converted from preferred shares, and 12,500,000 new shares issued in the IPO. The net proceeds from the offering were approximately $139.2 million. The net proceeds and $1.7 million of other corporate funds were used to prepay the entire principal and accrued interest and prepayment penalty on our senior second lien term loan ($123.0 million) and to prepay a portion ($17.9 million) of our $380.0 million senior secured term loan B.

In August 2004, in order to take advantage of the Company's lower leverage and lower market borrowing costs, we amended our Credit Agreement and reduced our borrowing rates on the senior secured term loan B by 0.50%. The existing term loans ($361.1 million plus accrued interest) were paid off and simultaneously new term loans of $365.0 million were borrowed.

Our historical consolidated financial statements for fiscal 2003 and 2004 show our result of operations as a private company. In fiscal 2005, incremental costs of complying with our new public company reporting obligations was approximately $3 million. We estimate costs for public company compliance to be approximately $7 million in fiscal year 2006. The significant increase in fiscal 2006 is due to the high expense in the year for compliance as well as the fact that certain other costs will be incurred for the full year in fiscal 2006 compared with only part of fiscal 2005.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in the notes to the consolidated financial statements included in this Annual Report. As described in such notes, the Company has a revenue recognition policy that dictates that sales are recognized in the period in which the earnings process is complete pursuant to the terms of our contractual relationships with our clients.

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, liabilities, sales and expense. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Asset Impairment Determinations

As a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized. The Company tests for the impairment of its goodwill and trade names at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred. The Company utilizes financial projections of its reporting segments, certain cash flow measures, as well as its market capitalization in its determination of the fair value of these assets.

With respect to our other long-lived assets other than goodwill and indefinite lived intangible assets, we are required to test for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. We apply Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in order to determine whether or not an asset was impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

In making future cash flow analyses of goodwill and other long-lived assets, the Company makes assumptions relating to the following:

- The intended use of assets and the expected future cash flows resulting directly from such use;
- Industry specific economic conditions;
- Competitor activities and regulatory initiatives; and
- Client and customer preferences and patterns.

We believe that an accounting estimate relating to asset impairment is a critical accounting estimate because the assumptions underlying future cash flow estimates are subject to change from time to time and the recognition of an impairment could have a significant impact on our income statement.

Litigation and Claims

The Company is a party to various legal actions and investigations including, among others, employment matters, compliance with government regulations, federal and state employment laws, including wage and hour laws, contractual disputes and other matters, including matters arising in the ordinary course of business. These claims may be brought by, among others, the government, clients, customers and employees. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims. In determining legal reserves, management considers, among other issues:

- Interpretation of contractual rights and obligations;
- The status of government regulatory initiatives, interpretations and investigations;
- The status of settlement negotiations;
- Prior experience with similar types of claims;
- Whether there is available insurance; and
- Advice of counsel.

Environmental Loss Contingencies

Accruals for environmental loss contingencies (i.e., environmental reserves) are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. Management views the measurement of environmental reserves as a critical accounting estimate because of the considerable uncertainty surrounding estimation, including the need to forecast well into the future. We are involved in legal proceedings under state, federal and local environmental laws in connection with our operations and companies that we have acquired. The estimation of environmental reserves is based on the evaluation of currently available information, prior experience in the remediation of contaminated sites and assumptions with respect to government regulations and enforcement activity, changes in remediation technology and practices, and financial obligations and credit worthiness of other responsible parties and insurers.

Warranty

We record a warranty reserve for possible claims against our product warranties which generally run for a period of one- to twenty-years for our reserve power batteries and for a period of one- to five-years for our motive power batteries. The assessment of the adequacy of the reserve includes a review of open claims and historical experience.

Management believes that the accounting estimate related to the warranty reserve is a critical accounting estimate because the underlying assumptions used for the reserve can change from time to time and warranty claims could potentially have a material impact on our results of operations.

Allowance for Doubtful Accounts

We encounter risks associated with sales and the collection of the associated accounts receivable. We record a provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate provision, management analyzes the creditworthiness of specific customers and the aging of customer balances. Management also considers general and specific industry economic conditions, industry concentration and contractual rights and obligations.

Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our results of operations.

Inventory Obsolescence

We record an inventory obsolescence reserve for obsolete, excess and slow-moving inventory. In calculating our inventory obsolescence reserve, management analyzes historical data regarding customer demand within specific product categories and makes assumptions regarding economic conditions within customer specific industries, as well as style and product changes. Management believes that its accounting estimate related to inventory obsolescence is a critical accounting estimate because customer demand in certain of our businesses can be variable and changes in our reserve for inventory obsolescence could have a material affect on our results of operations.

Critical accounting estimates and the related assumptions are evaluated periodically as conditions warrant, and changes to such estimates are recorded as new information or changed conditions require revision.

Pension

We use certain assumptions in the calculation of the actuarial valuation of our defined benefit plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return of assets. If actual results are less favorable than those projected by us, additional expense may be required.

Critical accounting estimates and the related assumptions are evaluated periodically as conditions warrant and changes to such estimates are recorded as new information or changed conditions require revision.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases on recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not that some portion or all of the deferred tax assets will not be recognized.

We evaluate on a quarterly basis the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Market and Economic Conditions

Our operating results are directly affected by the general cyclical pattern of the industries in which our major customer groups operate. For example, the significant capital expenditures made by the telecommunications industry during the period from fiscal 1999 through fiscal 2001 drove demand for our reserve power products, as numerous companies expanded their systems and installed standby backup battery power systems. However, the demand for our reserve power systems declined when the telecommunications industry significantly reduced the building of new systems in response to massive overcapacity.

Both our reserve power and motive power segments are heavily dependent on the end markets they serve, and our results of operations will vary depending on the capital expenditure environment in these markets. In addition, general economic conditions in the U.S. and international markets in which we and our customers operate also affect demand for our products. Sales of our motive power products, for example, depend significantly on demand for new electric industrial forklift trucks, which in turn depends on end-user demand for additional motive capacity in their distribution and manufacturing facilities. The overall economic conditions in the markets we serve can be expected to have a material effect on our results of operations.

In fiscal 2003, market and economic conditions stabilized, the euro strengthened on average for the year by 14% against the dollar and our cost reduction initiatives yielded savings. In fiscal 2004, market and economic conditions generally were stable and began improving, particularly in the second half of the fiscal year in the Americas and Asia. In fiscal 2004, excluding special charges, earnings and operating cash flow increased as sales (excluding the effect of foreign currency translation) increased approximately 4%, the euro strengthened on average for the year by 18% against the dollar and cost reduction programs yielded additional savings. In fiscal 2005, economic growth and the market for industrial batteries was up significantly in the Americas, very strong in Asia, and showed modest growth in Europe. See "Quarterly Information."

Over the last three fiscal years, the costs of our raw materials (of which lead is our primary material) have risen significantly. We estimate that our average pure lead based cost (excluding premiums) per pound has risen from $0.21 in fiscal 2003 to $0.23 in fiscal 2004 to $0.36 in fiscal 2005. Since the cost of purchased lead is not reflected in our cost of goods sold for two to three months after purchase, we compare our actual cost to London Metal Exchange ("LME") prices that are in effect two to three months prior to the income statement period being shown. On this basis, average LME prices per period were $0.20, $0.23 and $0.40 in fiscal 2003, 2004 and 2005, respectively, as they would have been reflected in our financial results. Our estimated incremental lead cost in fiscal 2005 over fiscal 2004 was approximately $44 million; the incremental cost in fiscal 2004 was approximately $8 million over fiscal 2003.

We have implemented a series of selling price increases to offset some of the impact of these rising raw material costs. We believe we recovered close to 40% of our incremental raw material costs with realized price increases in fiscal 2005. We cannot assure you that our customers will accept future price increases.

Further cost-reduction programs have been identified that we anticipate will partially offset rising raw materials costs. If lead prices for fiscal 2006 remain at their current level, and if we are unable to adjust our pricing to accommodate increased lead costs, we would experience a significant decline in operating earnings in fiscal 2006.

Cost savings programs are and have been a continuous element of our business strategy and are directed primarily at further reductions in plant manufacturing (labor and overhead) and raw materials costs. Numerous individual cost savings opportunities are identified and evaluated by management with a formal selection and approval process that results in an ongoing list of cost savings projects to be implemented. In certain cases, projects are either modified or abandoned during their respective implementation phases. In order to realize cost savings benefits for a majority of these initiatives, costs are incurred either in the form of capital expenditures, funding the cash obligations of previously recorded restructuring expenses or current period expenses.

Components of Revenue and Expense

Net sales include: the invoiced amount for all products sold and services provided; freight costs, when paid for by our customers; less all related allowances, rebates, discounts and sales, value-added or similar taxes.

Cost of goods sold includes: the cost of material, labor and overhead; the cost of our service businesses; freight; warranty and other costs such as distribution centers; obsolete or slow moving inventory provisions; and certain types of insurance.

For fiscal 2005, we estimate that raw materials costs comprised approximately one-half of cost of goods sold. The largest single raw material cost is lead, which comprised approximately 20% of cost of goods sold.

We employ significant amounts of lead, plastics, steel, copper and other materials in our manufacturing processes. The costs of these raw materials, particularly lead, are volatile and beyond our control. Lead costs increased approximately $44 million in fiscal 2005 as a result of price increases experienced during that year. Lead is our single largest raw material item and the price of lead recently has experienced significant volatility. The highest price for lead during fiscal 2005 was $0.4790 per pound on December 31, 2004, and the highest price for lead since the end of fiscal 2005 was $0.4627 per pound on April 29, 2005. Lead, plastics, steel and copper in the aggregate represent our principal raw materials costs. Volatile raw materials costs can significantly affect our operating results and make period-to-period comparisons difficult. The costs of commodity raw materials such as lead, steel and copper have increased significantly in recent periods. We attempt to control our raw materials costs through strategic purchasing decisions. Where possible, we pass along some or all of our increased raw materials costs to our customers. The following table shows certain average commodity prices for fiscal 2003, 2004 and 2005, which have not been adjusted for the timing of the impact on our financial results:

	2003	2004	2005
Lead $/lb.(1)	$0.2017	$0.2773	$0.4174
Steel $/lb.(2)	0.1700	0.1688	0.2671
Copper $/lb.(3)	0.7074	0.9307	1.3608

(1) Source: LME
(2) Source: Nucor Corporation
(3) Source: Comex for 2003 and London Metal Exchange for 2004 and 2005

Labor and overhead are primarily attributable to our manufacturing facilities. Labor costs represent the majority of this total category. Overhead includes plant operating costs such as utilities, repairs and maintenance, taxes, supplies and depreciation.

Operating expenses include all non-manufacturing selling, general and administrative, engineering and other expenses. These include salaries and wages, sales commissions, fringe benefits, professional fees, supplies, maintenance, general business taxes, rent, communications, travel and entertainment, depreciation, advertising and bad debt expenses.

Operating expenses in fiscal 2005 were incurred in the following functional areas of our business (as a percent of the total) and are substantially similar in both of our business segments.

Selling	66%
General and administrative	28
Engineering	6
Total	100%

Special charges are infrequent and not likely to recur.

Other income (expense), net includes non-operating foreign currency transaction gains (losses), license fees and rental income. Our exposure to exchange rate fluctuations is largely limited to currency translation gains (losses) reflected on our financial statements. Due to our global manufacturing and distribution footprint, which means that most of our operating costs and revenues are incurred and paid in local currencies, we believe that we have a significant natural hedge against the impact on our business of exchange rate fluctuations.

Results of Operations—Fiscal 2005 Compared to Fiscal 2004

Consolidated fiscal year ended March 31, 2005, compared to fiscal year ended March 31, 2004, statement of operations highlights:

	Fiscal 2004		Fiscal 2005		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$969.1	100.0%	$1,083.9	100.0%	$114.8	11.8%
Cost of goods sold	722.8	74.6	828.5	76.4	105.7	14.6
Gross profit	246.3	25.4	255.4	23.6	9.1	3.7
Operating expenses	171.4	17.6	179.0	16.6	7.6	4.4
Special charges relating to restructuring, bonuses and uncompleted acquisitions	21.1	2.2	—	—	(21.1)	(100.0)
Operating earnings	53.8	5.6	76.4	7.0	22.6	42.0
Interest expense	20.3	2.1	23.3	2.1	3.0	14.8
Special charges relating to a settlement agreement, write-off of deferred financing costs and a prepayment penalty	31.0	3.2	6.0	0.6	(25.0)	(80.6)
Other (income) expense, net	(5.3)	(0.5)	(2.6)	(0.3)	2.7	(50.9)
Earnings before income taxes	7.8	0.8	49.7	4.6	41.9	537.2
Income tax expense	3.0	0.3	17.3	1.6	14.3	476.7
Net earnings	$ 4.8	0.5%	$ 32.4	3.0%	$ 27.6	575.0

Overview

Fiscal 2005 results included both a net sales increase and a net income increase despite the unfavorable effect of record high level of costs of commodities. We estimate that the impact of higher lead costs alone, our primary raw material, unfavorably impacted our operating earnings by approximately $44 million. We have partially mitigated this dramatic rise in raw material costs through price increases being passed through to our customers and by continuing cost savings programs throughout the Company.

In comparing fiscal 2005 results to fiscal 2004 operating results, management believes it is appropriate to eliminate the special charges incurred ($6.0 million of non-operating special charges in 2005 and $21.1 million of operating special charges and $31.0 million of non-operating special charges in fiscal year 2004).

Net sales by geographic region were as follows:

	Fiscal 2004		Fiscal 2005		Increase (Decrease)	
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Europe	$511.1	52.7%	$ 568.8	52.5%	$ 57.7	11.3%
Americas	408.8	42.2	450.0	41.5	41.2	10.1
Asia	49.2	5.1	65.1	6.0	15.9	32.3
Total	$969.1	100.0%	$1,083.9	100.0%	$114.8	11.8

All geographic regions experienced sales growth in fiscal 2005. The euro's strength throughout fiscal year 2005 had a significant favorable impact on our Europe business. The Americas business continued to capture additional market share with particularly strong growth in the motive power segment. Asia's revenue growth is attributed to market share gains and general business expansion in that region.

Operating earnings by geographic region were as follows:

	Fiscal 2004		Fiscal 2005		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Europe	$ 36.2	7.1%	$32.1	5.6%	$ (4.1)	(11.3)%
Americas	34.8	8.5	38.7	8.6	3.9	11.2
Asia	4.3	8.7	5.8	8.9	1.5	34.9
Other	(0.4)	N/A	(0.2)	N/A	0.2	50.0
Subtotal	74.9	7.7	76.4	7.0	1.5	2.0
Special charges	(21.1)	(2.2)	—	—	21.1	100.0
Total	$ 53.8	5.6%	$76.4	7.0%	$22.6	42.0

Europe's operating earnings decreased in fiscal 2005 in spite of net sales growth of approximately 4%, after adjusting for the favorable impact of stronger European currencies (primarily the euro). This decrease was primarily attributable to higher commodity costs, partially offset by sales price increases and cost savings programs. America's operating earnings increased moderately as net sales grew by approximately 10%, with our motive power business continuing to capture additional market share. The America's operating earnings were also adversely impacted by higher commodity costs, which were partially offset by sales price increases and cost savings programs. Asia's operating earnings increased, as strong growth was experienced in net sales from our continued expansion of business in this region, coupled with Asian markets (particularly China) growing at faster rates than other regions of the world. Asia operating earnings were negatively impacted by higher commodity costs in fiscal 2005 with virtually no increase in sales prices realized as competitive conditions remain particularly challenging in this region. The Asian market is expected to continue to grow at a faster rate than other regions of the world and remain very competitive as it relates to realizing future sales price increases.

A discussion of specific fiscal 2005 versus fiscal 2004 operating results follows, including an analysis and discussion of the results of our two business segments.

Net Sales

	Fiscal 2004		Fiscal 2005		Increase	
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Reserve Power	$480.0	49.5%	$ 510.5	47.1%	$ 30.5	6.4%
Motive Power	489.1	50.5	573.4	52.9	84.3	17.2
Total	$969.1	100.0%	$1,083.9	100.0%	$114.8	11.8

Fiscal 2005 sales, excluding the effect of foreign currency translation, increased 7.6%, or $73.4 million. The remaining fiscal 2005 increase of $41.4 million was attributable to the strong European currencies, primarily the euro compared to the U.S. dollar. The euro exchange rate to the U.S. dollar averaged 1.27 ($ / €) in fiscal 2005 compared to 1.18 ($ / €) in fiscal 2004. Strong efforts to pass through higher commodity costs via sales price increases were made in both the Americas and Europe. As described previously, competitive conditions remain challenging in our industry, with only a partial recovery of higher commodity costs experienced in fiscal 2005 from sales price increases. We estimate that approximately 40% of our fiscal 2005 increase in commodity costs was recovered. Further, competitive conditions in Asia are particularly challenging with virtually no sales price increases realized in fiscal 2005.

Fiscal 2005 net sales growth, excluding the effect of foreign currency translation, in reserve power and motive power was approximately 2.2% and 12.8%, respectively, compared to fiscal 2004. In reserve power

(excluding the effect of foreign currency translation) when comparing fiscal 2005 sales to fiscal 2004 sales, Americas saw a 3.5% decrease, Asia achieved a strong 22.2% increase and Europe had a modest 2.4% increase. In motive power (excluding the effect of foreign currency translation), when in comparing fiscal 2005 sales to fiscal 2004 sales, Europe increased by 4.4%, Americas increased by 20.8% and we continue to expand our small Asian motive power business by focusing on both new sales initiatives and increasing manufacturing capabilities in our China plants.

Gross Profit

	Fiscal 2004		Fiscal 2005		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$246.3	25.4%	$255.4	23.6%	$9.1	3.7%

Gross Profit was unfavorably affected by significantly higher raw material costs in fiscal 2005. These costs were somewhat mitigated by the favorable effect of our lead hedging program, cost savings initiatives throughout the world (in both our direct and indirect costs) and sales price increases to our customers. Gross profit, excluding the effect of foreign currency translation, increased 0.2%. The motive power segment increased 4.4%. In addition to the impact of commodity costs, our reserve power segment's gross margin was unfavorably affected by our sales mix shifting to a higher percentage mix of lower margin products during fiscal 2005.

Operating Expenses

	Fiscal 2004		Fiscal 2005		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$171.4	17.6%	$179.0	16.5%	$7.6	4.4%

Operating expenses in fiscal 2004 were significantly impacted by a special charge of $21.1 million. Excluding the effect of this special charge in the prior year and excluding the effect of foreign currency translation, operating expenses increased 0.8%. Eliminating approximately $3.0 million of expenses associated with being a public company, which occurred for the first time in fiscal 2005, our operating expenses would have been comparable to the prior year. Selling expenses were 65.4% of the total operating expenses in fiscal 2005, compared to 66.2% in fiscal 2004. We continue to invest in needed infrastructure that will drive future growth of our business and enable us to meet the new demands of a public company.

Special Charges

Included in our fiscal 2005 operating results are $6.0 million of special charges all recorded in the second fiscal quarter as follows:

	In Millions
Recorded in other non-operating expenses:	
Prepayment penalty	$2.4
Deferred financing costs	3.6
Total other non-operating expense	$6.0

The fiscal 2005 special charges- non-operating were incurred as a result of our IPO.

Operating Earnings

	Fiscal 2004		Fiscal 2005		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Reserve power	$ 38.5	8.0%	$36.8	7.2%	$ (1.7)	(4.4)%
Motive power	36.8	7.5	39.8	6.9	3.0	8.2
Other	(0.4)	—	(0.2)	—	0.2	(50.0)
Subtotal	74.9	7.7	76.4	7.0	1.5	2.0
Special charges relating to restructuring, bonuses and uncompleted acquisitions	(21.1)	(2.1)	—	—	21.1	(100.0)
Total	$ 53.8	5.6%	$76.4	7.0%	$22.6	42.0

Fiscal 2005 operating earnings, excluding the effect of foreign currency translation and the special charge in fiscal 2004, increased 0.8%. Our reserve power segment, excluding the effect of foreign currency translation, decreased 6.8%, and our margin declined 0.7 basis points. Our motive power segment, excluding the effect of foreign currency translation, increased 8.1% and our margin declined 0.3 basis points. As discussed above, our operating earnings were significantly affected by higher raw material costs offset by selling price increases and our continuing cost savings programs.

Interest Expense

Fiscal 2005 interest expense of $23.3 million (net of interest income of $0.03 million) increased 14.8% over fiscal 2004. Our average debt outstanding in fiscal 2005 was $426 million compared to $285 million in fiscal 2004. Our average interest rate incurred in fiscal 2005 was 4.9% compared to 5.0% in fiscal 2004. Included in fiscal 2005 interest expense are non-cash charges of $1.4 million for deferred financing fees, compared to $5.3 million in fiscal 2004. This decrease is due to the elimination of the accretion expense of the Invensys seller notes in fiscal 2005 and lower deferred financing fees.

Other (Income) Expense, Net

Fiscal 2005 other income of $2.6 million consists primarily of non-operating foreign currency transaction gains of $1.9 million. This compares to fiscal 2004 other income of $5.3 million, which consisted primarily of $3.7 million in non-operating foreign currency transaction gains. Both years' transaction gains were primarily associated with certain debt instruments.

Earnings Before Income Taxes

Fiscal 2005 earnings before income taxes were $49.7 million, an increase of $42.0 million compared to fiscal 2004. Eliminating the $6.0 million special charge in fiscal 2005 and $52.1 million special charge in fiscal 2004, fiscal 2005 earnings before income taxes declined $4.2 million, primarily because of higher raw material costs.

Income Tax Expense

The fiscal 2005 effective income tax rate was 34.9% compared to 37.9% in fiscal 2004. This decrease is primarily the result of a higher portion of our pretax earnings in jurisdictions with lower tax rates than in fiscal 2004.

Net Earnings

Fiscal 2005 net earnings were $32.4 million compared to fiscal 2004 earnings of $4.8 million. Excluding the $6.0 million fiscal 2005 special charges and the $52.1 million fiscal 2004 special charges, fiscal 2005 net

earnings decreased $18.5 million or 32.5%. The fiscal 2005 $1.5 million increase in operating earnings (excluding the fiscal 2004 special charges) was offset by the $2.9 million increase in interest expense, the $2.7 million decrease in other income, and the $14.4 million increase in income taxes which reflects the elimination of the tax benefit recorded on the special charges in fiscal 2004.

Non-GAAP Financial Measures

Pro forma net earnings are calculated giving effect to the IPO as if it occurred as of the beginning of the pro forma periods presented and eliminating the effect of the special charges (net of tax). Pro forma basic and diluted weighted-average share amounts are calculated as of the IPO date. The following table provides additional information regarding certain non-GAAP measures.

	Fiscal year ended	
	March 31, 2004	March 31, 2005
Net earnings reconciliation:		
As reported net (loss) earnings available to common shareholders	$ (19.9)	$ 24.2
Pro forma adjustments (net of tax):		
Interest expense	(0.9)(2)	1.9(1)
Special charges	32.3	3.9
Series A convertible stock dividend	24.7	8.2
Total pro forma adjustments	56.1	14.0
Pro forma net earnings available to common shareholders	$ 36.2	$ 38.2
Basic shares reconciliation:		
As reported basic weighted average shares	11,014,421	36,416,358
Pro forma adjustments:		
Assumed beginning of year weighting	—	9,529,201
Preferred stock converted	22,431,138	—
New shares issued in IPO	12,500,000	—
Total pro forma adjustments	34,931,138	9,529,201
Pro forma basic weighted average shares	45,945,559	45,945,559
Diluted shares reconciliation:		
As reported diluted weighted average shares	11,014,421	37,046,697
Pro forma adjustments:		
Adjust dilutive options to IPO effective date	502,447	(127,893)
Assumed beginning of year weighting	—	9,529,202
Preferred stock converted	22,431,138	—
New shares issued in IPO	12,500,000	—
Total pro forma adjustments	35,433,585	9,401,309
Pro forma diluted weighted average shares	46,448,006	46,448,006
Pro forma earnings per share:		
Basic	$ 0.79	$ 0.83
Diluted	$ 0.78	$ 0.82
Reported (loss) earnings per share:		
Basic	$ (1.80)	$ 0.67
Diluted	$ (1.80)	$ 0.65

(1) Resulting from the assumed prepayment of debt from the IPO proceeds as if it occurred on April 1, 2004.

(2) Resulting from the net additional debt (adjusted for the assumed prepayment of debt associated with the March 2004 recapitalization as if it occurred as of April 1, 2003.

Results of Operations—Fiscal 2004 Compared to Fiscal 2003

Consolidated fiscal year ended March 31, 2004, compared to fiscal year ended March 31, 2003, statement of operations highlights

	Fiscal 2003		Fiscal 2004		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$859.6	100.0%	$969.1	100.0%	$109.5	12.7%
Cost of goods sold	653.9	76.1	722.8	74.6	68.9	10.5
Gross profit	205.7	23.9	246.3	25.4	40.6	19.7
Operating expenses	150.7	17.5	171.4	17.6	20.7	13.7
Special charges relating to restructuring, bonuses and uncompleted acquisitions	0.0	0.0	21.1	2.2	21.1	N/A
Operating earnings	55.0	6.4	53.8	5.6	(1.2)	(2.2)
Interest expense	20.5	2.4	20.3	2.1	(0.2)	(1.0)
Special charges relating to a settlement agreement and write-off of deferred financing costs	0.0	0.0	31.0	3.2	31.0	N/A
Other (income) expense, net	(0.7)	(0.1)	(5.3)	(0.5)	(4.6)	N/A
Earnings before income taxes	35.2	4.1	7.8	0.8	(27.4)	(77.8)
Income tax expense	12.3	1.4	3.0	0.3	(9.3)	(75.6)
Net earnings	$ 22.9	2.7%	$ 4.8	0.5%	$(18.1)	(79.0)

Overview

Our fiscal 2004 results were favorably affected by an improving global economic climate, particularly in the Americas and Asia during the second half of the fiscal year, increased sales (excluding the effect of foreign currency translation) of 4%, savings from cost reduction programs and continued low interest rates. Net earnings were $4.8 million. Comparisons with the prior fiscal year can be misleading, because we incurred no special charges in fiscal 2003 and incurred special charges aggregating $52.1 million in fiscal 2004. In order to make such comparisons more meaningful, we evaluate our performance primarily based on operating earnings without giving effect to special charges and other unusual items. Management believes that it is better able to evaluate performance by focusing on our operations excluding special charges.

Net sales by geographic region were as follows:

	Fiscal 2003		Fiscal 2004		Increase	
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Europe	$434.5	50.5%	$511.1	52.7%	$ 76.6	17.6%
Americas	392.0	45.6	408.8	42.2	16.8	4.3
Asia	33.1	3.9	49.2	5.1	16.1	48.6
Total	$859.6	100.0%	$969.1	100.0%	$109.5	12.7

The net sales growth in Asia and the Americas was primarily driven by sales increases, while the growth in Europe was virtually all attributable to the strengthening of major European currencies, primarily the euro, against the dollar. Pricing was generally stable during fiscal 2004, with the exception of certain reserve power products, particularly in Asia, where pricing declined modestly.

Operating earnings by geographic region were as follows:

	Fiscal 2003		Fiscal 2004		Increase (Decrease)	
	In Millions	As% Net Sales	In Millions	As% Net Sales	In Millions	%
Europe	$26.7	6.1%	$ 36.2	7.1%	$ 9.5	35.6%
Americas	24.7	6.3	34.8	8.5	10.1	40.9
Asia	5.7	17.2	4.3	8.7	(1.4)	(24.6)
Subtotal	57.1	6.6	75.3	7.8	18.2	31.9
Eliminations, special charges and other	(2.1)	(0.2)	(21.5)	(2.2)	(19.4)	N/A
Total	$55.0	6.4%	$ 53.8	5.6%	$ (1.2)	(2.2)

Our fiscal 2004 operating results reflect $21.1 million of special charges. The table above shows our operating earnings by geographic region, excluding special charges, which is how they are evaluated by management, and reconciles these results to our consolidated operating earnings including special charges. The special charges are described in detail below under "Special Charges." Europe accounted for 49% of our operating earnings for fiscal 2004, the Americas for 45% and Asia for 6%. Our operating earnings, giving effect to the special charges, were 0.7% lower than operating earnings for fiscal 2003, but improved significantly when special charges are excluded. This improvement is primarily attributable to a modest improvement in sales, the strong European currencies, primarily the euro, and cost savings programs. Operating earnings margins for fiscal 2004, giving effect to the special charges, decreased by 80 basis points but, excluding special charges, improved 120 basis points primarily as a result of increased sales and cost savings programs.

In the Americas, operating earnings increased as substantial improvements were achieved in cost reductions and sales increased, particularly in the motive power business. In Europe, operating earnings increased as substantial improvements were achieved in cost reduction and European currencies, primarily the euro, strengthened compared to the dollar. In Asia, operating earnings decreased as pricing in China declined approximately 10% and significant startup costs were incurred in adding sales offices and related costs during the year.

A discussion of specific fiscal 2004 versus fiscal 2003 operating results follows, including an analysis and discussion of the results of our two business segments.

Net Sales

	Fiscal 2003		Fiscal 2004		Increase	
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Reserve power	$426.9	49.7%	$480.0	49.5%	$ 53.1	12.4%
Motive power	432.7	50.3	489.1	50.5	56.4	13.0
Total	$859.6	100.0%	$969.1	100.0%	$109.5	12.7

Fiscal 2004 sales, excluding the effect of foreign currency translation, increased 3.8% or $32.6 million with the balance of the fiscal 2004 increase of $76.9 million attributable to the strong European currencies, primarily the euro, compared to the dollar. The euro exchange rate to the dollar averaged 1.18 ($ / €) in fiscal 2004 compared to 1.00 ($ / €) in fiscal 2003. Pricing was stable but down slightly for fiscal 2004. Motive power pricing was stable throughout fiscal 2004, with the Americas flat and Europe down approximately 2%. Reserve power pricing was down approximately 1% during fiscal 2004, with the Americas and Europe down slightly and in China down approximately 10%, as competitive factors in China, which recently have stabilized, have driven pricing down over the past two-year period and are now comparable with pricing levels in other regions of the world.

Fiscal 2004 net sales growth in the Asia reserve power business was very strong with an increase of approximately 49%, based primarily upon a focused expansion of our sales offices and added sales personnel, selected new products and strong market growth in China. We expect the Asian market will continue to grow at a faster rate than other regions of the world for our reserve power products.

Fiscal 2004 net sales growth, excluding the effect of foreign currency translation, in reserve power and motive power was approximately 3.8% and 4.3%, respectively, compared to fiscal 2003 levels. In reserve power, Asia experienced strong fiscal 2004 growth as previously discussed, with the Americas up approximately 1% and Europe flat over fiscal 2003. In motive power, fiscal 2004 sales, excluding the effect of foreign currency translation, increased approximately 7% in the Americas and 2% in Europe compared to fiscal 2003.

Our fiscal 2004 sales also benefited from improving economic conditions in the second half of the year, particularly in the Americas and Asia, for many of our end markets applications, such as electric industrial forklift trucks, wireless telecom and aerospace and defense. As further evidence of the improved business climate and its favorable impact on our financial results in the second half of fiscal 2004, the following table shows growth rates in fiscal 2004 compared to fiscal 2003 third and fourth quarters net sales and operating earnings:

			Excluding Special Charges	
	3rd Quarter	4th Quarter	3rd Quarter	4th Quarter
Net sales	$253,296	$275,379	$253,296	$275,379
Net sales growth rate	19.0 %	19.4 %	19.0 %	19.4 %
Special charges relating to restructuring, bonuses and uncompleted acquisitions	$ 9,095	$ 12,052	$ —	$ —
Operating earnings	$ 11,744	$ 12,265	$ 20,839	$ 24,317
Operating earnings growth rate	(23.8)%	(29.2)%	35.2 %	40.4 %
Margin (decrease) increase	(2.6)%	(3.1)%	1.0 %	1.3 %

Gross Profit

	Fiscal 2003		Fiscal 2004		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$205.7	23.9%	$246.3	25.4%	$40.6	19.7%

The improvement in gross profit was realized by both business segments and was driven primarily by increased net sales and cost savings programs, partially offset by higher raw materials costs in the second half of fiscal 2004. Lead costs increased approximately $8 million in fiscal 2004 as a result of higher prices. Because of these higher costs and price volatility, we have modified and implemented new purchasing initiatives, such as lead tolling arrangements and lead hedging contracts, to mitigate increased raw materials costs. Fiscal 2004 cost savings initiatives improved gross profit, with most savings related to reductions in manufacturing plant costs (labor and overhead), particularly in Europe, and raw materials costs. These cost reduction programs remain a critical element of our business strategy to continue to improve efficiencies, optimize our manufacturing capacity and further reduce our costs. We anticipate fiscal 2005 cost savings program will realize additional savings.

Operating Expenses

	Fiscal 2003		Fiscal 2004		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$150.7	17.5%	$171.4	17.6%	$20.7	13.7%

Selling expenses, as a percentage of operating expenses, were approximately 64.3% in fiscal 2003 and 66.5% in fiscal 2004. We incurred increased selling expenses in Asia in fiscal 2004 as we expanded our sales locations and personnel in Asia.

Special Charges

Included in our fiscal 2004 operating results are $52.1 million of special charges as follows:

	In Millions	Fiscal Quarter Recorded
Recorded as an operating expense:		
Special bonus	$12.0	4th
Uncompleted acquisition attempts	6.8	3rd
Restructuring	2.3	3rd
Total operating expense	21.1	
Recorded in other non-operating expenses:		
Invensys settlement agreement	24.4	3rd
Deferred financing costs	6.6	4th
Total other non-operating expense	31.0	
Combined total	$52.1	

The special bonus was paid in connection with the March 17, 2004 recapitalization transaction. As part of the recapitalization transaction, in order to provide liquidity to our existing stockholders, we distributed $258.4 million to our preferred and common stockholders, pro rata in accordance with their stockholdings. In order to treat management equitably with other stockholders, because significant portions of management's equity interests were in the form of options to purchase shares of our common or preferred stock, we made a cash distribution to each individual based on the aggregate in-the-money value of his or her vested options. These one-time bonus payments were made to all members of management who held unexercised options. The aggregate one-time bonus amount was $11.6 million. The special bonus charge also includes $0.4 million in related payroll costs.

The charge for uncompleted acquisitions primarily includes legal and professional fees, and the plant closing costs are related to the final settlement of labor matters from a North American plant closed in fiscal 2002.

The $24.4 million charge associated with Invensys represents an omnibus settlement that, among other items, repaid seller notes, terminated a battery supply agreement and canceled common stock warrants, all of which were attributable to the ESG acquisition. Approximately $20.0 million of this special charge is attributable to the early extinguishment of the seller notes. The deferred financing costs written off related to debt refinanced in the March 2004 recapitalization.

In the aggregate, $33.5 million of these special charges were recorded in the third quarter and $18.6 million in the fourth quarter of fiscal 2004. Of the total $52.1 million in special charges, $6.6 million was a non-cash item.

Operating Earnings

	Fiscal 2003		Fiscal 2004		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Reserve power	$31.1	7.3%	$ 38.5	8.0%	$ 7.4	23.8%
Motive power	24.1	5.6	36.8	7.5	12.7	52.7
Subtotal	55.2	6.4	75.3	7.8	20.1	36.4
Special charges relating to restructuring, bonuses, uncompleted acquisitions and other	(0.2)	—	(21.5)	(2.2)	(21.3)	N/A
Total	$55.0	6.4%	$ 53.8	5.6%	$ (1.2)	(2.2)

Fiscal 2004 operating earnings decreased 2.2% to $53.8 million while the operating margin decreased by 80 basis points to 5.6%. Fiscal 2004 operating earnings, excluding special charges of $21.1 million, increased 36.4% to $74.9 million while the margin increased 140 basis points to 7.8%. We experienced increases and margin improvements in both segments of our business. This improvement in operating earnings excluding special charges is primarily attributable to increases in sales, cost savings initiatives and the strength of the European currencies, partially offset by higher raw materials costs and increased operating expenses.

Interest Expense

Fiscal 2004 interest expense of $20.3 million (net of interest income of $0.3 million) was essentially flat compared to fiscal 2003 of $20.5 million with a lower average interest rate of 5.0% in fiscal 2004 compared to 5.1% in fiscal 2003, and the lower average debt outstanding of $285 million compared to $292 million in fiscal 2003. The average debt outstanding includes the face amount of the discounted seller notes redeemed in December 2003 and borrowings under our accounts receivable financing program. Included in fiscal 2004 interest expense are non-cash charges of $5.3 million compared to $4.9 million in fiscal 2003. This increase is primarily due to the reduction in the non-cash credit in fiscal 2003 associated with our interest rate options, which expired in fiscal 2004, partially offset by a reduction in the charge associated with the accretion expense of the Invensys seller notes. Included in both years is approximately $2 million of amortization of deferred financing costs.

Other (Income) Expense, Net

Fiscal 2004 other income of $5.3 million consists primarily of non-operating foreign currency transaction gains of $4.0 million, which is also the primary reason for the significant increase compared to fiscal 2003. This large fiscal 2004 foreign currency transaction gain is primarily attributable to the strengthening of the euro against the dollar for certain debt transactions that occurred during the first and second quarters of fiscal 2004.

Earnings Before Income Taxes

Fiscal 2004 earnings before income taxes were $7.8 million, a decrease of $27.4 million or 77.8% compared to fiscal 2003, primarily attributable to $52.1 million of fiscal 2004 special charges.

Income Tax Expense

The fiscal 2004 effective income tax rate was 38% compared to 35% in fiscal 2003. This increase is primarily the result of increased U.S. federal income taxes on certain types of undistributed foreign income (Subpart F) and increased U.S. state income taxes, as many states in which we operate continue to increase rates or reduce available income exclusions.

Net Earnings

Fiscal 2004 net earnings were $4.8 million or a decrease of 78.8% compared to fiscal 2003 net earnings of $22.9 million. Excluding the $52.1 million in special charges (net of tax), we would have recorded net earnings of $37.7 million in fiscal 2004, an increase of 64.6% compared to fiscal 2003 with a margin of 3.9%. This increase in net earnings is primarily attributable to increased sales, cost savings initiatives, stable interest expense and increased other income from foreign currency gains, offset by higher operating costs.

Non-GAAP Financial Measures

Pro forma net earnings are calculated giving effect to the IPO as if it occurred as of the beginning of the pro forma periods presented and eliminating the effect of the special charges (net of tax). Pro forma basic and diluted

weighted-average share amounts are calculated as of the IPO date. The following table provides additional information regarding certain non-GAAP measures.

	Fiscal year ended	
	March 31, 2003	March 31, 2004
Net earnings reconciliation:		
As reported net loss available to common Shareholders	$ (1.2)	$ (19.9)
Pro forma adjustments (net of tax):		
Interest expense	(0.7)(2)	(0.9)(1)
Special charges	—	32.3
Series A convertible stock dividend	24.1	24.7
Total pro forma adjustments	23.4	56.1
Pro forma net earnings available to common shareholders	$ 22.2	$ 36.2
Basic shares reconciliation:		
As reported basic weighted average shares	11,014,421	11,014,421
Pro forma adjustments:		
Assumed beginning of year weighting	—	—
Preferred stock converted	22,431,138	22,431,138
New shares issued in IPO	12,500,000	12,500,000
Total pro forma adjustments	34,931,138	34,931,138
Pro forma basic weighted average shares	45,945,559	45,945,559
Diluted shares reconciliation:		
As reported diluted weighted average shares	11,014,421	11,014,421
Pro forma adjustments:		
Adjust dilutive options to IPO effective date	502,447	502,447
Assumed beginning of year weighting	—	—
Preferred stock converted	22,431,138	22,431,138
New shares issued in IPO	12,500,000	12,500,000
Total pro forma adjustments	35,433,585	35,433,585
Pro forma diluted weighted average shares	46,448,006	46,448,006
Pro forma earnings per share:		
Basic	$ 0.48	$ 0.79
Diluted	$ 0.48	$ 0.78
Reported loss per share:		
Basic	$ (0.11)	$ (1.80)
Diluted	$ (0.11)	$ (1.80)

(1) Resulting from the assumed prepayment of debt from the IPO proceeds as if it occurred on April 1, 2004.

(2) Resulting from the net additional debt (adjusted for the assumed prepayment of debt associated with the March 2004 recapitalization as if it occurred as of April 1, 2003).

Liquidity and Capital Resources

Cash Flow and Financing Activities

Cash and cash equivalents at March 31, 2003, 2004 and 2005 were $44.3 million, $17.2 million, and $21.3 million, respectively.

Cash provided by operating activities for fiscal 2003, 2004 and 2005 was $55.4 million, $39.2 million and $29.4 million, respectively. The reduction in operating cash flow in fiscal 2004 was principally due to the special

charges and an increase in working capital commensurate with our sales increase. The reduction in operating cash flow in fiscal 2005 was primarily due to the higher restructuring costs in fiscal 2005 versus those in fiscal 2004. Cash expenditures related to the fiscal 2002 restructuring actions, which are included in operating activities, were $8.8 million in fiscal 2003, $2.3 million in fiscal 2004, and $9.3 million primarily related to closure costs and a union settlement in fiscal 2005. For ESG-related restructuring activities, we paid $12.0 million in fiscal 2003, $5.3 million in fiscal 2004, and $17.8 million in fiscal 2005, primarily for staff redundancy.

Cash used in investing activities for fiscal 2003, 2004 and 2005 was $12.9 million, $27.0 million and $29.0 million, respectively. Capital expenditures were $23.6 million, $28.6 million and $31.8 million in fiscal 2003, 2004 and 2005, respectively.

Cash provided by (used in) financing activities for fiscal 2003, 2004 and 2005 was $(8.2) million, $(40.0) million and $3.2 million, respectively. The fiscal 2004 amount reflects the financing transactions related to the Invensys settlement and the recapitalization. The fiscal 2005 amount relates primarily to transactions related to the initial public offering of common stock. The net proceeds from the offering were approximately $139.2 million. The net proceeds and $1.7 million of other corporate funds were used to prepay the entire principal and accrued interest and prepayment penalty on our senior second lien term loan ($123.0 million) and to prepay a portion ($17.9 million) of our $380.0 million senior secured term loan B.

In December 2003, we entered into an agreement with Invensys plc under which we paid $94.1 million for the repurchase of seller notes and warrants delivered to Invensys as part of the consideration for the ESG acquisition and in settlement of other matters, primarily termination of a supply agreement. The Invensys settlement transaction was funded by utilizing $43.1 million of short-term investments, $19.0 million of borrowings from an accounts receivable financing facility that was paid off on March 9, 2004, $7.0 million additional tranche B borrowing and a $25.0 million revolving note drawdown.

In connection with the recapitalization, on March 17, 2004, we refinanced our previously existing credit facilities and entered into a new $480.0 million senior secured credit facility, which consists of a $380.0 million senior secured term loan B and a $100.0 million senior secured revolving credit facility, and entered into a new $120.0 million senior second lien term loan. We used the proceeds of the combined $500.0 million in term loans to fund a cash payment to our existing stockholders and certain members of our management in the amount of $270.0 million, refinance the majority of our existing debt and pay accrued interest in the amount of $219.0 million and to pay transaction costs of $11.0 million. No amounts were borrowed under the revolving credit line in conjunction with the cash payment. The purpose of the $270.0 million cash payment was to provide liquidity to our existing stockholders and management. The decision to provide liquidity at such time was driven primarily by the strength of the debt capital markets at the time, as well as the speed and certainty of execution associated with the recapitalization. Because this distribution was made from the proceeds of the new credit facilities described above, we do not believe it will have any significant impact on our cash and debt management policies.

The $365.0 million senior secured term loan B has a 0.25% quarterly principal amortization and matures on March 17, 2011. The $100.0 million senior secured revolving credit facility matures on March 17, 2009. Borrowings under the credit agreements bear interest at a floating rate based, at our option, upon a LIBOR rate plus an applicable percentage or the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. The effective borrowing rates for fiscal 2003, 2004 and 2005 were 5.1%, 5.0% and 4.9%, respectively.

In August 2004, in order to take advantage of the Company's lower leverage and resulting lower market borrowing costs after completion of the initial public offering, we amended our credit agreement and reduced our borrowing rates on the senior secured term loan B by 0.50%. The existing term loans ($361.1 million plus accrued interest) were paid off and simultaneously new term loans of $365.0 million were borrowed.

In March 2005, we amended our credit agreement to allow for the Company's acquisition of the motive power battery business of FIAMM S.p.A. and the secured financing for such acquisition. Additionally, the amendment revised the senior secured leverage ratio for the Company's next six quarters. See Note 25 of the notes to the consolidated financial statements for discussion of the subsequent event.

All obligations under the credit agreements are secured by, among other things, substantially all of our U.S. assets. Our credit agreements contain various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit our ability to conduct certain specified business transactions, buy or sell assets out of the ordinary course of business, engage in sale and leaseback transactions, pay dividends and take certain other actions.

We currently are in compliance with all covenants and conditions under our credit agreements. Since we believe that we will continue to comply with these covenants and conditions, we believe that we have adequate availability of funds to meet our expected cash requirements.

In addition to cash flows from operating activities, we had available credit lines of $125.4 million at March 31, 2005 to cover any short-term liquidity requirements. On a long-term basis, our senior secured revolving credit facility is committed through March 2009, as long as we continue to comply with the covenants and conditions of the facility agreement. Our senior secured credit facility also permits us to borrow an additional $145.0 million from all other sources.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during any of the periods covered by this report.

Contractual Obligations and Commercial Commitments

At March 31, 2005, we had certain cash obligations, which are due as follows:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
			(in millions)		
Short-term debt	$ 5,711	$ 5,711	$ —	$ —	$ —
Long-term debt	365,247	6,634	7,300	7,300	344,013
Capital lease obligations	4,499	1,755	2,006	728	10
Operating leases	26,045	10,596	12,239	2,971	239
Purchase contracts	2,273	2,273	—	—	—
Restructuring	20,737	9,604	3,366	6,500	1,267
Total	$424,512	$36,573	$24,911	$17,499	$345,529

Under our senior secured credit facility, we had outstanding standby letters of credit of $0.2 million, $0.3 million and $0.8 million at March 31, 2003, 2004 and 2005, respectively. The amounts shown in the table above do not include interest charges on these cash obligations.

Credit Facilities and Leverage

Our focus on working capital management and cash flow from operations is measured by our ability to reduce total debt and reduce our leverage ratios. Shown below are the leverage ratios in connection with our credit facilities for fiscal 2004 and 2005. Our higher leverage in fiscal 2004 reflects the recapitalization in March 2004. Our reduced leverage in fiscal 2005 reflects the use of proceeds from our IPO. The leverage ratio for fiscal

2005 is 3.0 times adjusted EBITDA as described below. We believe our future operating cash flow, net of capital expenditures, will reduce total debt and our leverage ratios.

	Fiscal 2004	Fiscal 2004 as adjusted (see footnotes)	Fiscal 2005
		(in millions)	
EBITDA[(1)]	$ 65.2	$ 65.2	$113.2
Adjustments per credit agreement definitions[(2)]	53.8	53.8	6.0
Adjusted EBITDA per credit agreements	119.0	119.0	119.2
Senior debt, net[(3)]	375.4	356.6	349.0
Total debt, net[(3)]	501.3	363.6	357.7
Leverage ratios:			
Senior debt/adjusted EBITDA ratio[(4)]	3.2X	3.0X	2.9X
Maximum ratio permitted	3.9X	3.9X	3.9X
Total debt/adjusted EBITDA ratio[(4)]	4.2X	3.1X	3.0X
Maximum ratio permitted	5.0X	5.0X	5.0X

(1) We have included EBITDA because management uses it as a key measure of our performance. EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net earnings or any other measure of performance under accounting principles generally accepted in the United States as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our senior secured credit facility and our senior second lien credit facility are based on EBITDA, subject to adjustments, which is shown above. Because we have a significant amount of debt, and because continued availability of credit under our senior secured credit facility is critical to our ability to meet our business plan, we believe that an understanding of the key terms of our credit agreements is important to an investor's understanding of our financial condition and liquidity risks. Failure to comply with our financial covenants, unless waived by our lenders, would mean we could not borrow any further amounts under our revolving credit facility and would give our lenders the right to demand immediate repayment of all outstanding term and revolving credit loans. We would be unable to continue our operations at current levels if we lost the liquidity provided under our credit agreements. Depreciation and amortization in this table excludes the amortization of deferred financing costs, which is included in interest expense. The following table provides a reconciliation of EBITDA to net earnings (loss):

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005
	(in thousands)	
EBITDA	$65,175	$113,170
Depreciation and amortization	37,039	40,153
Interest expense	20,343	23,275
Income tax (benefit) expense	2,957	17,359
Net (loss) earnings	$ 4,836	$ 32,383

(2) Adjustments to EBITDA for the credit agreements' definitions include in fiscal 2005 all of the special charges of $6.0 million and in fiscal 2004 all of the special charges of $52.1 million and other adjustments in the aggregate of $1.7 million.

(3) Debt includes capital lease obligations and letters of credit issued under the senior secured credit facility and is net of U.S. cash and cash equivalents. Senior debt excludes the senior second lien term loan and

unsecured debt. Total debt, net and senior debt, net in fiscal 2004 as adjusted, was reduced by $137.9 million and $17.9 million to reflect the repayment of senior secured and senior unsecured debt from the IPO proceeds and reduced interest expense as if the IPO had occurred on April 1, 2003.

(4) These ratios are included to show compliance with the leverage ratios set forth in our credit facilities. We show both our current ratios and the maximum ratios permitted under our senior secured credit facility.

Stockholders' Equity

Stockholders' equity increased $198.3 million during fiscal 2005, reflecting the net proceeds from our IPO of $139.2 million, our net earnings of $32.4 million, currency translation adjustments, primarily due to the strengthening of the European currencies, of $21.7 million, unrealized gain on derivative instruments (interest rate swaps and lead hedges) of $2.7 million, proceeds from the exercise of stock options of $2.4 million, $0.2 million of stock compensation related to stock options issued during the year, offset by $0.3 million due to an increase in the minimum pension liability adjustment.

Stockholders' equity decreased $226.4 million during fiscal 2004, principally reflecting the cash distribution of $258.4 million in our recapitalization on March 17, 2004, and cancellation of warrants of $5.0 million, partially offset by net earnings of $4.8 million, currency translation adjustments of $30.3 million, primarily due to the strengthening of European currencies, unrealized gain on derivative instruments (interest rate swaps) of $0.9 million and a reduction in the minimum pension liability adjustment of $0.9 million.

New and Proposed Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) is effective for companies at the beginning of the first interim or annual period of a company's first fiscal year beginning on or after June 15, 2005. The Company is in the process of reviewing SFAS 123 and has not determined the effects on the consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4*. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as defined in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for companies at the beginning of the first interim or annual period beginning after June 15, 2005. The Company is in the process of reviewing SFAS 151 and has not determined the effects on the consolidated financial statements.

Quarterly Information

Fiscal 2004 and 2005 quarterly operating results, and the associated quarterly trends within each of those two fiscal years, are affected by the same economic and business conditions as described in the fiscal 2005 versus fiscal 2004 analyses previously discussed.

	Fiscal 2004				Fiscal 2005			
	June 29, 2003 1st Qtr.	Sept 28, 2003 2nd Qtr.	Dec 28, 2003 3rd Qtr.	March 31, 2004 4th Qtr.	July 4, 2004 1st Qtr.	Oct 3, 2004 2nd Qtr.	Jan 2, 2005 3rd Qtr.	March 31, 2005 4th Qtr.
	(in millions, except per share amounts)							
Net sales	$218.3	$222.1	$253.3	$275.4	$263.3	$261.3	$273.7	$285.6
Cost of goods sold	165.7	164.8	189.3	203.0	196.6	200.2	213.3	218.4
Gross profit	52.6	57.3	64.0	72.4	66.7	61.1	60.4	67.2
Operating expenses, including amortization	40.1	40.0	43.2	48.1	44.6	41.3	43.8	49.3
Special charges relating to restructuring, bonuses and uncompleted acquisitions	—	—	9.1	12.0	—	—	—	—
Operating earnings	12.5	17.3	11.7	12.3	22.1	19.8	16.6	17.9
Interest expense	5.1	5.1	5.6	4.5	7.4	5.9	5.2	4.8
Special charges relating to a settlement agreement, write-off of deferred financing costs and a prepayment penalty	—	—	24.4	6.6	—	6.0	—	—
Other (income) expense, net	(2.0)	(1.8)	(0.5)	(1.0)	0.3	(1.5)	0.9	(2.4)
Earnings (loss) before income taxes	9.4	14.0	(17.8)	2.2	14.4	9.4	10.5	15.5
Income tax expense (benefit)	3.6	5.4	(7.4)	1.4	5.4	3.0	3.7	5.3
Net earnings (loss)	$5.8	$8.6	$(10.4)	$0.8	$9.0	$6.4	$6.8	$10.2
Series A convertible preferred stock dividends	5.6	5.7	5.8	7.5	8.2	—	—	—
Net earnings (loss) available to common stockholders	$0.2	$2.9	$(16.2)	$(6.7)	$0.8	$6.4	$6.8	$10.2
Net earnings per common share								
Basic	$0.01	$0.27	$(1.47)	$(0.61)	$0.08	$0.15	$0.15	$0.22
Diluted	0.01	0.26	(1.47)	(0.61)	0.08	0.15	0.14	0.22
Weighted average shares outstanding								
Basic	11,014,421	11,014,421	11,014,421	11,014,421	11,014,421	42,648,856	45,954,336	46,047,821
Diluted	11,157,306	11,157,737	11,014,421	11,014,421	11,516,868	43,211,763	46,681,392	46,776,768

Net Sales

Quarterly net sales by business segment were as follows:

	Fiscal 2004				Fiscal 2005			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)							
Net sales:								
Reserve power	$107.4	$109.4	$127.0	$136.2	$124.8	$129.2	$128.3	$128.2
Motive power	110.9	112.7	126.3	139.2	138.5	132.1	145.4	157.4
Total	$218.3	$222.1	$253.3	$275.4	$263.3	$261.3	$273.7	$285.6
Segment net sales as % total:								
Reserve power	49.2%	49.3%	50.1%	49.5%	47.4%	49.4%	46.9%	44.9%
Motive power	50.8	50.7	49.9	50.5	52.6	50.6	53.1	55.1
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Fiscal 2005 net sales on a quarter-to-quarter sequential basis, excluding the effect of foreign currency translation, showed (decreases) increases of approximately (3.0)%, (1.0)%, 0.1% and 4.9%. The generally favorable global economic conditions that we experienced in the latter part of fiscal 2004 continued to favorably impact our sales in fiscal 2005. Historically, the sequential decline in the first quarter is typical of our business as our fourth quarter is generally our strongest. Our motive power segment, which is heavily influenced by growth in the manufacturing sector, saw solid year-on-year gains following our typical quarterly cycle. Our reserve power segment, which is dependant on growth in telecom, UPS and military has generally been stable throughout fiscal 2005.

Fiscal 2004 net sales on a quarter-to-quarter sequential basis, excluding the effect of foreign currency translation, showed significant increases in the latter part of the year. Fiscal 2004 net sales, excluding the effect of foreign currency translation, increased by approximately 4% for both the reserve power and motive power business segments. The strengthening of European currencies (primarily the Euro) throughout the year further increased net sales as the dollar to euro exchange rate averaged 1.18 for fiscal 2004, with the spot rates 1.09 at March 31, 2003, and 1.23 at March 31, 2004.

The mix of reserve power and motive power sales to total sales did not fluctuate significantly during the quarterly periods within fiscal 2005 and fiscal 2004.

Operating Earnings

Fiscal 2005 operating earnings on a quarter-to-quarter sequential basis, excluding the effect of foreign currency translation and the special charge in fiscal 2004, showed (decreases) increases of approximately (7.1)%, (12.4)%, (19.8)% and 7.1%. Our operating earnings were significantly affected by higher raw material costs offset by selling price increases and our continuing cost savings programs.

Excluding the special charges in the third and fourth quarters, fiscal 2004 operating earnings grew on a quarter-to-quarter sequential basis primarily due to sales increases, the strengthening of European currencies and cost savings initiatives. The fiscal 2004 quarterly improvements in operating earnings margins from 5.6% in the first quarter to 8.9% in the fourth quarter are due to both sales increases and cost savings initiatives.

Other (Income) Expense, Net

Fiscal 2005 other income includes approximately $1.9 million of non-operating foreign currency gains attributable to certain debt transactions and other non-operating currency gains and losses. Of the $1.9 million, $1.0 million was attributable to certain debt transactions, which occurred in the second quarter.

Fiscal 2004 other income includes approximately $3.7 million of non-operating foreign currency gains primarily attributable to certain debt transactions, of which $1.7 million occurred in the first quarter and $1.5 million occurred in the second quarter.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market Risks

EnerSys' cash flows and earnings are subject to fluctuations resulting from changes in interest rates, foreign currency exchange rates and raw material costs. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. EnerSys' policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Interest Rate Risks

We are exposed to changes in variable U.S. interest rates on borrowings under our credit agreements. On a selective basis, from time to time, we enter into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable debt. Such agreements effectively convert $128.0 million of the Company's variable-rate debt to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both the Company's net financial investment position and the amount of cash to be paid or received by it under these agreements. The following commentary provides details for the $128.0 million interest rate swap contracts:

In February 2001, we entered into interest rate swap agreements to fix the interest rate on $60.0 million of our floating rate debt through February 22, 2006, at 5.59% per year. In April and May 2004, we amended these agreements to extend the maturity to February 22, 2008, and reduce the fixed rate to 5.16% per year beginning May 24, 2004.

In April 2004, we entered into interest rate swap agreements to fix interest rates on an additional $60.0 million of floating rate debt through May 5, 2008. The fixed rates per year began May 5, 2004, and are 2.85% during the first year, 3.15% the second year, 3.95% the third year and 4.75% in the fourth year, which averages 3.68% for the four-year period.

In August 2004, we entered into an interest rate swap agreement to fix interest rates on an additional $8.0 million of floating rate debt through May 5, 2008. The fixed rates per year began November 5, 2004, and are 2.85% during the first year, 3.15% the second year, 3.95% the third year and 4.20% in the fourth year, which averages 3.64% for the three and one-half year period.

A 1% increase in U.S. LIBOR interest rates would increase interest expense by approximately $2.3 million.

Commodity Cost Risks

We have a significant risk in our exposure to certain raw materials, which we estimate were approximately half of total cost of goods sold for fiscal year 2004 and 2005. Our largest single raw material cost is lead, for which the cost remains volatile. To ensure a steady supply of lead and to mitigate against large increases in cost, we enter into contracts with our suppliers for the purchase of lead and forward contracts with financial institutions to hedge the price of lead.

We had the following contracts at the dates shown below:

Date	$'s Under Contract (in millions)	# Pounds Purchased (in millions)	Average Cost/Pound	Approximate % of Lead Requirements (1)
May 31, 2005	$ 6.9	17.2	$0.40	4%
March 31, 2005	3.7	9.9	0.37	3%
March 31, 2004	11.9	38.7	0.31	12%

(1) Based on the fiscal year lead requirements for the period then ended.

We estimate that a 10% increase in our cost of lead (over our estimated cost in fiscal 2005) would increase our annual total cost of goods sold by approximately $13.6 million or 1.3% of net sales.

Foreign Currency Exchange Rate Risks

The Company manufacturers and assembles its products primarily in Australia, Canada, China, the Czech Republic, France, Germany, Italy, Mexico, Poland, Spain, the United Kingdom, and the United States. Over half of the Company's sales and expenses are translated in foreign currencies. The Company's sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where the Company's products are sold. Additionally, as the Company reports its financial statements in the U.S. dollar, our financial results are affected by the strength of the currencies in countries where it has operations relative to the strength of the U.S. dollar. The principal foreign currencies in which the Company conducts business are the euro, British pound, Polish zloty, Mexican peso, Canadian dollar, Chinese renminbi and Australian dollar.

We quantify and monitor our global foreign currency exposures. On a selective basis we will enter into foreign currency forward contracts and option contracts to reduce the negative impact from currency movements that adversely affect the Company. Based primarily on statistical currency correlations on the Company's exposures in fiscal 2005, we are highly confident that the pretax effect on annual earnings of changes in the principal currencies in which we conduct our business would not be in excess of approximately $4 million in more than one year out of twenty years. As of March 31, 2004 and March 31, 2005, we had not entered into any foreign currency forward or option contracts.

Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual exposures and hedges, actual gains and losses in the future may differ from our historical results.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Contents

EnerSys
Consolidated financial statements for fiscal years ended March 31, 2003, 2004 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors
EnerSys

We have audited the accompanying consolidated balance sheets of EnerSys as of March 31, 2004 and 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2005. Our audits also included the financial statement schedule listed in the index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnerSys at March 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 20, 2005, except for note 25,
as to which the date is June 1, 2005

EnerSys

Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	March 31 2004	March 31 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 17,207	$ 21,341
Accounts receivable, net	231,642	254,267
Inventories, net	131,712	146,047
Deferred taxes	24,616	21,175
Prepaid expenses	16,858	16,473
Other current assets	4,543	8,314
Total current assets	426,578	467,617
Property, plant, and equipment, net	284,850	279,868
Goodwill	306,825	310,679
Other intangible assets, net	75,495	75,462
Deferred taxes	26,025	25,998
Other assets	34,170	35,137
Total assets	$1,153,943	$1,194,761
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt	$ 2,712	$ 5,711
Current portion of long-term debt	7,014	6,634
Current portion of capital lease obligations	2,150	1,755
Accounts payable	113,043	117,944
Accrued expenses	165,999	150,697
Deferred taxes	340	2,699
Total current liabilities	291,258	285,440
Long-term debt	496,200	358,613
Capital lease obligations	3,227	2,744
Deferred taxes	60,952	69,495
Other liabilities	63,004	40,819
Total liabilities	914,641	757,111
Stockholders' equity:		
Series A Convertible Preferred Stock, $0.01 par value, no shares authorized, issued or outstanding at March 31, 2005; 2,500,000 shares authorized, 665,883 shares issued and outstanding at March 31, 2004	7	—
Common Stock, $0.01 par value, 135,000,000 shares authorized, 46,158,994 shares issued and outstanding at March 31, 2005; 11,014,421 shares issued and outstanding at March 31, 2004	110	462
Preferred Stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	188,766	330,229
Retained (deficit) earnings	(8,839)	23,544
Accumulated other comprehensive income	59,258	83,415
Total stockholders' equity	239,302	437,650
Total liabilities and stockholders' equity	$1,153,943	$1,194,761

See accompanying notes.

EnerSys

Consolidated Statements of Operations
(In Thousands Except Share and Per Share Data)

	Fiscal year ended March 31		
	2003	2004	2005
Net sales	$ 859,643	$ 969,079	$ 1,083,862
Cost of goods sold	653,998	722,825	828,447
Gross profit	205,645	246,254	255,415
Operating expenses	150,691	171,294	179,015
Special charges relating to restructuring, bonuses and uncompleted acquisitions	—	21,147	—
Operating earnings	54,954	53,813	76,400
Interest expense	20,511	20,343	23,275
Special charges relating to a settlement agreement, write-off of deferred financing costs and a prepayment penalty	—	30,974	6,022
Other income, net	(764)	(5,297)	(2,639)
Earnings before income taxes	35,207	7,793	49,742
Income tax expense	12,355	2,957	17,359
Net earnings	$ 22,852	$ 4,836	$ 32,383
Series A convertible preferred stock dividends	24,057	24,689	8,155
Net (loss) earnings available to common shareholders	$ (1,205)	$ (19,853)	$ 24,228
Net (loss) earnings per common share:			
Basic	$ (0.11)	$ (1.80)	$ 0.67
Diluted	$ (0.11)	$ (1.80)	$ 0.65
Weighted-average shares of common stock outstanding:			
Basic	11,014,421	11,014,421	36,416,358
Diluted	11,014,421	11,014,421	37,046,697

See accompanying notes.

EnerSys

Consolidated Statements of Changes in Stockholders' Equity
(In Thousands)

	Series A Convertible Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at March 31, 2002	**$ 7**	**$110**	**$ 447,133**	**$(31,527)**	**$ (876)**	**$ 414,847**
Net earnings	—	—	—	22,852	—	22,852
Other comprehensive income						
Minimum pension liability adjustment, net of tax of $1,030	—	—	—	—	(1,741)	(1,741)
Unrealized loss on derivative instruments, net of tax of $1,722	—	—	—	—	(2,583)	(2,583)
Foreign currency translation adjustment	—	—	—	—	32,372	32,372
Comprehensive income						50,900
Balance at March 31, 2003	**7**	**110**	**447,133**	**(8,675)**	**27,172**	**465,747**
Distribution to stockholders	—	—	(258,367)	—	—	(258,367)
Cancellation of warrants	—	—	—	(5,000)	—	(5,000)
Net earnings	—	—	—	4,836	—	4,836
Other comprehensive income						
Minimum pension liability adjustment, net of tax of $(667)	—	—	—	—	885	885
Unrealized income on derivative instruments, net of tax of $(581)	—	—	—	—	871	871
Foreign currency translation adjustment	—	—	—	—	30,330	30,330
Comprehensive income						36,922
Balance at March 31, 2004	**7**	**110**	**188,766**	**(8,839)**	**59,258**	**239,302**
Stock-based compensation	—	—	210	—	—	210
Converted to common stock at IPO	(7)	225	(218)	—	—	—
Exercise of stock options	—	2	2,364	—	—	2,366
Net IPO proceeds	—	125	139,107	—	—	139,232
Net earnings	—	—	—	32,383	—	32,383
Other comprehensive income						
Minimum pension liability adjustment, net of tax of $142	—	—	—	—	(259)	(259)
Unrealized income on derivative instruments, net of tax of $(1,810)	—	—	—	—	2,746	2,746
Foreign currency translation adjustment	—	—	—	—	21,670	21,670
Comprehensive income						56,540
Balance at March 31, 2005	**$—**	**$462**	**$ 330,229**	**$ 23,544**	**$83,415**	**$ 437,650**

See accompanying notes.

EnerSys

Consolidated Statements of Cash Flows (In Thousands)

	Fiscal year ended March 31		
	2003	2004	2005
Cash flows from operating activities			
Net earnings	$ 22,852	$ 4,836	$ 32,383
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Write-off of deferred financing costs	—	6,569	3,622
Settlement agreement expense	—	24,405	—
Depreciation and amortization	38,002	39,047	41,541
Provision for doubtful accounts	1,860	849	(441)
Provision for deferred taxes, less amounts related to restructuring	8,379	(6,640)	9,907
Stock compensation expense	—	—	210
Accretion of discount on notes payable	4,112	3,341	—
Issuance of subordinated notes	2,781	—	—
Option agreement gain	(1,233)	(27)	—
Loss on disposal and impairment of fixed assets	97	45	2,109
Changes in assets and liabilities, net of effects of acquisition:			
Accounts receivable	1,464	(17,556)	(13,396)
Inventory	9,450	(13,927)	(8,205)
Prepaid expenses and other current assets	(6,822)	(6,852)	3,649
Other assets	4,487	2,610	(428)
Accounts payable	2,697	9,533	1,713
Accrued expenses	(32,688)	(11,804)	(27,717)
Other liabilities	—	4,763	(15,594)
Net cash provided by operating activities	55,438	39,192	29,353
Cash flows from investing activities			
Capital expenditures	(23,623)	(28,580)	(31,828)
Purchase of businesses, net of cash acquired	10,707	1,181	(1,168)
Proceeds from disposal of property, plant, and equipment	(7)	418	4,005
Net cash used in investing activities	(12,923)	(26,981)	(28,991)
Cash flows from financing activities			
Net (decrease) increase in short-term debt	(877)	1,401	2,351
Proceeds from the issuance of long-term debt	—	507,675	365,000
Deferred financing costs	—	(11,000)	(1,249)
Payments of long-term debt	(6,211)	(184,453)	(502,967)
Payments of capital lease obligations, net	(1,121)	(1,145)	(1,175)
Payment under settlement agreement	—	(89,100)	—
Buy back of outstanding stock warrants	—	(5,000)	—
Distribution to stockholders	—	(258,367)	—
Net proceeds from initial public offering	—	—	139,232
Exercise of stock options	—	—	2,021
Net cash (used in) provided by financing activities	(8,209)	(39,989)	3,213
Effect of exchange rate changes on cash	915	689	559
Net increase (decrease) in cash	35,221	(27,089)	4,134
Cash and cash equivalents at beginning of year	9,075	44,296	17,207
Cash and cash equivalents at end of year	$ 44,296	$ 17,207	$ 21,341

See accompanying notes.

EnerSys

Notes to Consolidated Financial Statements
March 31, 2005
(In Thousands, Except Per Share Data)

1. Summary of Significant Accounting Policies

Description of Business

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 90 years. Morgan Stanley Capital Partners teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa Corporation (Japan) its reserve power and motive power battery businesses in North and South America. We were incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition from Yuasa Corporation (Japan). The acquired businesses included the *Exide, General* and *Yuasa* brands. On January 1, 2001, we changed our name from Yuasa, Inc. to EnerSys to reflect our focus on the energy systems nature of our businesses. In early 2002, we acquired the reserve power and motive power business of the Energy Storage Group (ESG), of Invensys PLC (Invensys), whose principal brands were *Hawker, PowerSafe* and *DataSafe.*

In August 2004, EnerSys completed an initial public offering (IPO) and issued 12,500,000 shares of our common stock at a value of $12.50 per share. The Company's Registration Statement (SEC File No. 333-115553) for its IPO was declared effective by the Securities and Exchange Commission on July 26, 2004. The Company's common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS." At the completion of the offering, we had 45,945,559 shares of common stock outstanding, which included 11,014,421 shares that were outstanding prior to the IPO, 22,431,138 shares of common stock converted from preferred shares, and 12,500,000 new shares issued in the IPO. The net proceeds from the offering were approximately $139,232. The net proceeds and $1,696 of other corporate funds were used to prepay the entire principal and accrued interest and prepayment penalty on our senior second lien term loan ($123,015) and to prepay a portion ($17,913) of our $380,000 senior secured term loan B.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned and wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

Results of foreign operations are translated into United States dollars using average exchange rates during the period. The assets and liabilities are translated into United States dollars using current rates as of the balance sheet date and are accumulated as a separate component of other comprehensive income.

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency of the applicable subsidiary are included in other income, net in the year in which the change occurs.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This occurs when products are shipped to the customer in accordance with terms of the agreement, transfer of title and risk of loss, collectibility is reasonably assured and pricing is fixed and determinable. Accruals are made at the time of sale for sales returns and other allowances based on the Company's experience.

Freight Expense

Amounts billed to customers for outbound freight costs are classified as sales in the consolidated income statement. Costs incurred by the Company for outbound freight costs to customers are classified in cost of sales.

(In Thousands, Except Per Share Data)

Warranties

Substantially all of the Company's products are generally warranted for a period of one to twenty years. The Company provides for estimated product warranty expenses when the related products are sold.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased. United States short-term investments (primarily held in overnight money market accounts) included in cash and cash equivalents at March 31, 2004 and 2005 were $8,058 and $15,616, respectively.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts of $6,722 and $4,709 at March 31, 2004 and 2005, respectively. The allowance is based on management's estimate of uncollectible accounts, analysis of historical data and trends, as well as review of all relevant factors concerning the financial capability of its customers. Accounts receivable are considered to be past due based on how payments are received compared to the customer's credit terms. Accounts are written off when management determines the account is worthless. Finance charges are generally not assessed or collected on past due accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The cost of inventory consists principally of material, labor, and associated overhead.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and include expenditures that substantially increase the useful lives of the assets. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: 10 to 33 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Depreciation expense for the fiscal years ended March 31, 2003, 2004 and 2005 totaled $35,278, $36,989 and $40,102, respectively. Maintenance and repairs are expensed as incurred. Interest on capital projects is capitalized during the construction period and amounted to $179, $194 and $208 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. Gains and losses from dispositions or retirements of property, plant, and equipment are recognized currently.

Intangible Assets

Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142,*Goodwill and Other Intangible Assets*. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. The Company has determined that trade names and goodwill are indefinite-lived assets, as defined by SFAS No. 142, and therefore not subject to amortization.

The Company tests for the impairment of its goodwill and trade names at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred. The Company utilizes

(In Thousands, Except Per Share Data)

financial projections of its reporting segments, certain cash flow measures, as well as its market capitalization in its determination of the fair value of these assets.

Environmental Expenditures

Environmental expenditures that will benefit future operations are capitalized; all other environmental expenditures are expensed as incurred. Accruals are recorded when environmental expenditures for remedial efforts are probable and the amounts can be reasonably estimated.

Impairment of Long-Lived Assets

SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, requires that companies consider whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, companies determine whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amount, and if so, companies recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. In fiscal 2005, the Company recorded an impairment charge of $1,153, which is included in operating expenses. Management will periodically evaluate the ongoing value of property, plant and equipment.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and debt. The Company uses interest rate swap and option agreements to manage risk on a portion of its floating-rate debt. The Company uses lead hedge contracts to manage risk of the cost of lead.

Because of short maturities, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximates fair market value. The fair value of the Company's long-term debt, described in Note 9, approximates its carrying value and the fair value of derivative instruments is described in Note 12.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be realized.

Valuation allowances are recorded to reduce deferred tax assets when it is probable that a tax benefit will not be realized. The provision for income taxes represents income taxes paid or payable for the current year and the change in deferred taxes adjusted for purchase accounting adjustments during the year.

Deferred Financing Fees

In March 2004, the Company entered into two credit facilities with various portions that will expire in 2009, 2011 and 2012. Deferred financing fees associated with the new credit facilities of $11,000 were incurred and will be amortized over the life of the new credit facilities. Deferred financing fees of $6,569 related to the previously existing credit facility were written off and charged to special charges in March 2004.

(In Thousands, Except Per Share Data)

In August 2004, the Company prepaid the entire $120,000 principal and accrued interest on the senior second lien term loan and prepaid a portion, $17,900, of the $380,000 senior secured term loan B. Deferred financing fees of $3,622, relating to the prepaid $137,900 of debt were written off and charged to non-operating special charges in August 2004.

Deferred financing fees, net of accumulated amortization totaled $10,935 and $7,974 as of March 31, 2004 and 2005, respectively. Amortization expense included in interest expense was $2,069, $2,012 and $1,388 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively.

Derivative Financial Instruments

The Company has entered into interest rate swap agreements and option agreements to manage risk on a portion of its long-term floating-rate debt. The Company has entered into lead hedge contracts to manage risk of the cost of lead. The agreements are with major financial institutions, and the Company believes the risk of nonperformance by the counterparties is negligible. The counterparties to certain of these agreements are lenders under the Credit Agreement and liabilities related to these agreements are covered under the security provisions of the Credit Agreement. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. The Company recognizes all derivatives as either assets or liabilities in the accompanying balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income (loss) if they qualify for hedge accounting, or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value of cash flow of the asset or liability hedged. Accordingly, gains and losses from changes in derivative fair value are deferred until the underlying transaction occurs. Interest expense on the debt is adjusted to include the payments made or received under such hedge agreements. Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity are recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resulting gain or loss would be recognized in earnings.

Stock-Based Compensation Plans

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 132, Accounting for Stock-Based Compensation, to provide alternative methods for a voluntary transition to the fair-value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income. The adoption of the standard was effective for fiscal years beginning after December 15, 2002. Rather than adopt the fair-value method of accounting for stock-based compensation, the Company chose to continue accounting for such items using the intrinsic value method. As required, the Company did adopt the disclosure provisions of this standard.

In 2001, the Company established a stock-based compensation plan, which is more fully described in Note 16. The Company uses the accounting method under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations for this plan. Under APB Opinion No. 25, generally, when the exercise price of the Company stock options equals the fair market value of the underlying

(In Thousands, Except Per Share Data)

stock on the date of the grant, no compensation expense is recognized. The following table illustrates the effect of net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to its stock-related compensation. For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over their vesting periods.

	Fiscal year ended March 31		
	2003	2004	2005
Net (loss) earnings available to common stockholders, as reported	$(1,205)	$(19,853)	$24,228
Stock-based employee compensation cost, net of tax, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(2,472)	(2,542)	(2,333)
Net (loss) earnings available to common stockholders, pro forma	$(3,677)	$(22,395)	$21,895
Pro forma net (loss) earnings per common share:			
Basic	$ (0.33)	$ (2.03)	$ 0.60
Diluted	$ (0.33)	$ (2.03)	$ 0.59

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive (loss) income, net of tax, are as follows:

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
March 31, 2003					
Minimum pension liabilities	$ (600)	$ (2,771)	$ 1,030	$ (1,741)	$ (2,341)
Unrealized loss on derivative instruments	(866)	(4,305)	1,722	(2,583)	(3,449)
Foreign currency translation adjustment	590	32,372	—	32,372	32,962
Accumulated other comprehensive income, net of tax	$ (876)	$25,296	$ 2,752	$28,048	$27,172
March 31, 2004					
Minimum pension liabilities	$ (2,341)	$ 1,552	$ (667)	$ 885	$ (1,456)
Unrealized (loss) income on derivative instruments	(3,449)	1,452	(581)	871	(2,578)
Foreign currency translation adjustment	32,962	30,330	—	30,330	63,292
Accumulated other comprehensive income, net of tax	$27,172	$33,334	$(1,248)	$32,086	$59,258
March 31, 2005					
Minimum pension liabilities	$ (1,456)	$ (401)	$ 142	$ (259)	$ (1,715)
Unrealized (loss) income on derivative instruments	(2,578)	4,556	(1,810)	2,746	168
Foreign currency translation adjustment	63,292	21,670	—	21,670	84,962
Accumulated other comprehensive income, net of tax	$59,258	$25,825	$(1,668)	$24,157	$83,415

(In Thousands, Except Per Share Data)

The foreign currency translation adjustment primarily resulted from the weakening of the United States dollar. The majority of the Company's European subsidiaries utilize the euro as their functional currency. The exchange rate of the euro to the United States dollar increased from $1.09 as of March 31, 2003 to $1.23 as of March 31, 2004 to $1.30 as of March 31, 2005.

Earnings Per Share

Basic earnings per common share (EPS) are computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Generally, the approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) is effective for companies at the beginning of the first interim or annual period of a company's first fiscal year beginning on or after June 15, 2005. The Company is in the process or reviewing SFAS 123(R) and has not determined the effects on the consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4*. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as defined in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for companies at the beginning of the first annual period beginning after June 15, 2005. The Company is in the process of reviewing SFAS 151 and has not determined the effects on the consolidated financial statements.

Collective Bargaining

At March 31, 2005, the Company had approximately 6,600 employees. Of these employees, approximately 3,250, almost all of whom work in the Company's European facilities, were covered by collective bargaining agreements. The average term of these agreements is one to two years, and these agreements expire over the period through 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(In Thousands, Except Per Share Data)

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

2. Recapitalization

Cash Payment to Stockholders and Management. In March 2004, the Company paid a $270,000 cash payment to its existing stockholders and certain members of its management, of which $258,367 represents distributions to stockholders and $11,633 represents a bonus.

New Credit Facilities. Concurrent with the $270,000 cash payment, the Company entered into two new credit facilities. The senior secured credit facility consists of a $380,000 seven-year term loan B facility and a $100,000 five-year revolving credit facility. The senior second lien credit facility consists of $120,000 of eight-year notes. In March 2004, the Company borrowed $500,000 under the senior secured credit facility and the senior second lien credit facility. The Company used $219,000 of the proceeds from borrowings under the new credit facilities to repay all amounts then outstanding under the Company's previously existing senior credit facility and $11,000 to pay transaction costs associated with the new credit facilities. Obligations under the new credit facilities are secured by a first-priority security interest in substantially all of the United States existing and hereafter acquired assets, including substantially all of the capital stock of all of the Company's United States subsidiaries that are guarantors under the new credit facility, and 65% of the capital stock of certain of the Company's foreign subsidiaries that are owned by the United States companies. Obligations under the senior second lien facility were secured by a second-priority lien on the same collateral.

The following sets forth the sources and uses of funds in connection with the recapitalization:

Source of funds	
Borrowings under the new senior secured credit facility	$380,000
Borrowings under the new senior second lien credit facility	120,000
Total	$500,000
Use of funds	
Cash payment to stockholders and management	$270,000
Repayments under previously existing senior credit facility	219,000
Transaction fees and expenses	11,000
Total	$500,000

Our fiscal 2004 results reflect the impact of the recapitalization including a pretax charge to earnings of $6,569 for the write-off of the remaining deferred financing fees outstanding under the previously existing senior credit facility.

3. Acquisition

On March 22, 2002, EnerSys acquired the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys. ESG is a manufacturer and supplier of lead-acid industrial batteries with facilities located primarily in Europe, North America, and Asia. This acquisition enhanced our product offering with complementary product lines and increased our ability to service global clients and gain global market share.

(In Thousands, Except Per Share Data)

As of March 22, 2002, the Company recorded a liability of $18,173 for involuntary termination of employees and for the termination of certain contractual obligations. As a result of the finalization of these plans in fiscal 2003, the Company recorded an additional liability of $26,660 for involuntary termination of employees, environmental costs, warranty costs and plant closure costs.

During fiscal 2003 and fiscal 2004, the Company utilized $17,322 of these reserves primarily for the termination of employees, for warranty costs and for plant closure costs. During fiscal 2005, the Company utilized $17,742 of these reserves. The fiscal 2005 utilization included $10,369 for the involuntary termination of employees, $3,737 for the termination of certain contractual obligations, and $3,636 for plant closure and other costs.

A rollforward of the above restructuring reserves is as follows:

Balance at March 31, 2002	$ 18,173
Purchase accounting adjustment	26,660
Costs incurred	(11,974)
Foreign currency impact	6,520
Balance at March 31, 2003	39,379
Cost incurred	(5,348)
Other	(651)
Foreign currency impact	4,964
Balance at March 31, 2004	38,344
Cost incurred	(17,742)
Other	(5,749)
Foreign currency impact	1,118
Balance at March 31, 2005	$ 15,971

The remaining restructuring reserve as of March 31, 2005 represents primarily the remaining payments due of $3,700 for the cancellation of the Germany steam plant contract, of which $2,100 is to be paid during fiscal 2006, and $1,600 is to be paid during fiscal 2007; severance at the Germany location of $3,100, which is expected to be paid during fiscal 2006; pension at the United Kingdom location of $1,267, which is expected to be paid through the life expectancy of the participants; and environmental costs of $6,500, the majority of which is expected to be paid over the next 5 fiscal years, and $1,404 of other payments to be paid during fiscal 2006.

4. Inventories

Inventories consist of:

	2004	2005
Raw materials	$ 31,157	$ 34,710
Work-in-process	35,917	39,628
Finished goods	64,638	71,709
Total	$131,712	$146,047

Inventory reserves for obsolescence and other estimated losses were $10,895 and $9,898 at March 31, 2004 and 2005, respectively.

(In Thousands, Except Per Share Data)

5. Property, Plant, and Equipment

Property, plant, and equipment consists of:

	2004	2005
Land, buildings, and improvements	$ 99,239	$ 106,338
Machinery and equipment	256,382	278,798
Construction in progress	13,776	15,793
	369,397	400,929
Less accumulated depreciation	(84,547)	(121,061)
Total	$284,850	$ 279,868

6. Goodwill and Other Intangible Assets

Information regarding the Company's goodwill and other intangible assets follows:

	2004			2005		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:						
Goodwill	$308,237	$(1,412)	$306,825	$312,091	$(1,412)	$310,679
Trademarks	76,240	(953)	75,287	76,240	(953)	75,287
Amortizable intangible assets:						
Non-compete	131	(115)	16	131	(131)	0
Patents	250	(58)	192	250	(75)	175
Total	$384,858	$(2,538)	$382,320	$388,712	$(2,571)	$386,141

The changes in the carrying amount of goodwill by business segment are as follows:

	FY2004			FY2005		
	Reserve	Motive	Total	Reserve	Motive	Total
Balance at beginning of year	$161,348	$134,357	$295,705	$166,191	$140,634	$306,825
Goodwill adjustment for balances acquired in ESG acquisition	(3,491)	(2,901)	(6,392)	(3,503)	(2,994)	(6,497)
Goodwill adjusted for balances acquired in Yuasa, Inc. acquisition	(849)	—	(849)	45	(421)	(376)
Goodwill acquired in Japan acquisition	—	—	—	—	75	75
Goodwill acquired in Australia acquisition	—	—	—	—	310	310
Foreign currency translation gain	9,183	9,178	18,361	1,831	8,511	10,342
Balance at end of year	$166,191	$140,634	$306,825	$164,564	$146,115	$310,679

The goodwill adjustment of $(6,392) for fiscal 2004 is a reclassification to correct the income tax liability assumed in the acquisition of ESG. The goodwill adjustment of $(6,497) for fiscal 2005 is attributed to the reduction of certain liabilities accrued at the purchase date and the adjustment of deferred taxes associated with the acquisition.

(In Thousands, Except Per Share Data)

The Company estimated tax-deductible goodwill to be approximately $25,000 and $24,000 as of March 31, 2004 and 2005, respectively.

7. Other Assets

Other current assets consist of the following:

	March 31	
	2004	2005
Nontrade receivables	$2,523	$1,726
Customer advance payments	—	1,587
Other	2,020	5,001
Total	$4,543	$8,314

Other assets consist of the following:

	March 31	
	2004	2005
Rental batteries	$ 7,330	$ 9,535
Leases receivable	3,689	3,311
Deferred financing fees	9,363	6,546
Pension	8,431	9,276
Other	5,357	6,469
Total	$34,170	$35,137

8. Accrued Expenses

Accrued expenses consist of the following:

	2004	2005
Restructuring	$ 30,528	$ 11,528
Payroll and benefits	40,113	37,996
Warranty	23,280	22,786
Income taxes, currently payable	21,795	23,263
Accrued selling expenses	16,366	15,775
Pension and social security	7,017	4,869
Interest	599	1,842
Other	26,301	32,638
Total	$165,999	$150,697

(In Thousands, Except Per Share Data)

9. Debt

In November 2000, the Company entered into a senior Credit Agreement with Morgan Stanley Senior Funding, Inc. and various lending institutions (Credit Agreement) containing a Tranche A Note for $40,000, a Tranche B Note for $110,000, and a Revolving Note for $50,000. In March 2002, an amendment to the Credit Agreement increased the amount available to $146,000 on the Tranche B Note and $57,000 on the Revolving Note. Quarterly principal payments on the Tranche A and B Notes began March 31, 2001 with final payments due on November 9, 2006 and November 9, 2008, respectively. The maturity date of the Revolving Note was November 9, 2006. Loans and other liabilities under the Credit Agreement were secured by substantially all United States assets of the Company. Borrowings under the Credit Agreement bore interest at a floating rate based, at the Company's option, upon (i) a LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. The applicable percentages (the credit spreads) were subject to change based on the ratio of the Company's senior debt to EBITDA (all rates and terms are as defined in the Credit Agreement). In conjunction with the recapitalization in March 2004, the obligations under this Credit Agreement were paid in full and the Credit Agreement was terminated in March 2004.

In connection with the acquisition of ESG, the Company entered into a seller note agreement with Invensys of $100,000 at a fixed rate of 3.0275%, due March 31, 2010. In accordance with the terms of the seller note agreement, the Company issued two new notes in fiscal 2003 in lieu of paying semi-annual cash interest to Invensys for $1,211 and $1,570, respectively. The two new notes carried the same terms, conditions, interest rate, and maturity date as the original note. The notes were subordinate to the above Credit Agreement. The face values of the notes were discounted by the difference of the estimated market rate of 10.0% and 3.0275%. The estimated market rate of 10.0% was determined to be the rate of interest the Company would have incurred at that time for the issuance of subordinated notes. The discount amount of $38,552 and $0 at March 31, 2003 and 2004, respectively, was being accreted to the principal amount with the accretion being charged to interest expense over the period to its maturity. In conjunction with the Settlement Agreement with Invensys, these notes were paid in full in December 2003.

In connection with the acquisition of ESG, the Company assumed a $5,000 note payable to the prior owner of an acquired manufacturing plant in Mexico. The note was due on February 2, 2004, plus accrued interest at a one-year LIBOR rate (3.28% at March 31, 2005). In fiscal 2004, the Company paid $1,786 on the note and the balance is pending settlement of certain disputes. In fiscal 2005, the Company made payments totaling $230 on this note.

In December 2003, the Company entered into an agreement with Invensys (Settlement Agreement) under which the Company paid $94,100 for the repurchase of seller notes and warrants delivered to Invensys as part of the consideration for the acquisition of ESG and in settlement of other matters, primarily termination of a supply agreement. This transaction was funded by utilizing $43,100 of short-term investments, $19,000 from an accounts receivable financing facility (which was paid off and terminated on March 9, 2004), $7,000 additional Tranche B borrowing and $25,000 Revolving Note drawdown.

In March 2004, the Company paid a $270,000 cash payment to stockholders and certain members of management. In connection with the cash payment, on March 17, 2004, the Company terminated our previously existing senior credit facility and entered into a new $480,000 senior secured credit facility, which consists of a $380,000 term loan B and a $100,000 revolving credit line, and entered into a new $120,000 senior second lien term loan. The Company used the proceeds of the $500,000 in term loans to fund the cash payment in the amount of $270,000, repay all amounts then outstanding under the previously existing senior credit facility in the amount of $219,000, and pay transaction costs associated with the new credit facilities of $11,000. No amounts were borrowed under the revolving credit line in conjunction with the cash payments.

(In Thousands, Except Per Share Data)

The net proceeds from the IPO in July 2004 (as described in Note 1) were $139,232. The net proceeds and $1,696 of other corporate funds were used to prepay the entire principal, accrued interest and a $2,400 prepayment penalty on our senior second lien term loan ($123,015) and to prepay a portion ($17,913) of our $380,000 senior secured term loan B.

In August 2004, we amended our credit agreement and reduced our borrowing rates on the senior secured term loan B by 0.50%. The existing term loans ($361,137 plus accrued interest) were paid in full and simultaneously new term B loans of $365,000 were borrowed.

In March 2005, we amended our credit agreement to allow for the Company's planned acquisition of the motive power battery business of FIAMM S.p.A. and the secured financing for such acquisition. Additionally, the amendment revised the senior secured leverage ratio for the Company's next six quarters. See Note 25 for discussion of subsequent event.

The $365,000 senior secured term loan B is subject to a 0.25% quarterly principal amortization and matures on March 17, 2011. The $100,000 revolving credit line matures on March 17, 2009. Obligations under the credit facilities are secured by substantially all of our United States existing and hereafter acquired assets, including substantially all of the capital stock of all of our United States subsidiaries that are guarantors under the new credit facility, and 65% of the capital stock of certain of our foreign subsidiaries that are owned by our United States companies. Borrowings under the credit agreements bear interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. There is a provision that would require prepayment based upon certain excess cash flow amounts, as defined. There are no prepayment penalties on loans under the $480,000 senior secured credit facility.

As of March 31, 2004 and 2005, the Company had available under all its lines of credit approximately $124,600 and $125,400, respectively. Included in the March 31, 2004 and 2005 amounts are $24,600 and $26,200, respectively, of uncommitted lines of credit.

The effective borrowing rates for 2004 and 2005 were 5.0% and 4.9% respectively.

(In Thousands, Except Per Share Data)

The following summarizes the Company's long-term debt:

	March 31		
	2003	2004	2005
New Term Loan B: Payable in quarterly installments of $913 through March 17, 2011, with the remaining balance due on March 17, 2001, bearing interest at 4.99% at March 31, 2005 (1)	$ —	$ —	$362,263
Term Loan B: Payable in quarterly installments through March 17, 2011, bearing interest at 3.59% at March 31, 2004, repaid on August 20, 2004	—	380,000	—
Second Lien term notes: Payable in a single installment on March 17, 2012, repaid on August 4, 2004	—	120,000	—
Tranche A: Payable in quarterly installments through November 9, 2008, refinanced on March 17, 2004	32,500	—	—
Tranche B: Payable in quarterly installments through November 9, 2008, refinanced on March 17, 2004	143,075	—	—
Mortgage loan payable in monthly installments through August 1, 2003, bearing interest at 3.00% per annum. Loan was secured by a mortgage lien interest in the Company's corporate headquarters	92	—	—
Subordinated notes payable to Invensys of $102,781 and $0 at March 31, 2003 and 2004 face amounts, respectively, bearing interest at 3.0275% per annum, due in full March 31, 2010 (less unamortized discount of $38,552 and $0 as of March 31, 2003 and 2004, respectively, based on imputed interest rate of 10%).	64,229	—	—
Note payable, bearing interest at 1.46%, 1.47% and 3.28% at March 31, 2003, 2004 and 2005, respectively	5,000	3,214	2,984
Total debt	244,896	503,214	365,247
Less current portion	13,052	7,014	6,634
Total long-term debt	$231,844	$496,200	$358,613

(1) LIBOR component on $128,000 swapped into fixed rates as discussed in Note 12.

The Company paid $15,686, $15,474 and $22,110, net of amounts capitalized, for interest during the fiscal years ended March 31, 2003, 2004 and 2005, respectively. Aggregate maturities of long-term debt are as follows:

2006	$ 6,634
2007	3,650
2008	3,650
2009	3,650
2010	3,650
Thereafter	344,013
	$365,247

The Company's financing agreements contain various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions,

(In Thousands, Except Per Share Data)

buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, paying dividends and certain other actions. The Company is in compliance with all such covenants.

As of March 31, 2004 and 2005, the Company had $325 and $825, respectively, of standby letters of credit outstanding that reduced the borrowings available under the Revolving Note. As of March 31, 2004 and 2005, the Company had $0 and $3,564, respectively, of bank guarantees ($2,442 to be paid in fiscal 2006 and $1,122 to be paid in fiscal 2008) to acquire certain assets.

10. Leases

The Company's future minimum lease payments under capital and operating leases that have noncancelable terms in excess of one year at March 31, 2005 are as follows:

	Capital Leases	Operating Leases
2006	$2,203	$10,596
2007	1,277	7,847
2008	856	4,392
2009	479	1,885
2010	296	1,086
Thereafter	38	239
Total minimum lease payments	5,149	$26,045
Amounts representing interest	650	
Net minimum lease payments, including current portion of $1,755	$4,499	

Rental expense was $17,491, $17,818 and $19,833 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively. Amortization of capitalized leased assets is included in depreciation expense. Certain operating lease agreements contain renewal or purchase options and/or escalation clauses.

11. Other Liabilities

Other long-term liabilities consists of the following:

	March 31	
	2004	2005
Pension and profit sharing obligation	$27,462	$20,981
Restructuring reserves	19,879	9,209
Claims settlement accrual	4,500	1,500
Swap liability	4,097	326
Deferred income	1,054	1,884
Minority interest	2,807	2,807
Other	3,205	4,112
Total	$63,004	$40,819

(In Thousands, Except Per Share Data)

12. Derivative Financial Instruments

In February 2001, the Company entered into interest rate swap agreements to fix the interest rate on $60,000 of its floating-rate obligations at a rate of 5.59% per annum through February 22, 2006. In April and May 2004, the Company amended these agreements to extend the maturity to February 22, 2008, and reduce the fixed rate to 5.16% per annum beginning May 24, 2004. In accordance with SFAS No. 133, the interest rate swaps are considered perfectly effective against changes in the fair value of the underlying debt and, as a result, there is no need to periodically reassess the effectiveness during the term of the hedge. Cash flows related to the interest rate swap agreements are included in interest expense over the terms of the agreements.

The Company recorded unrealized (loss) gain on interest rate swaps of $(4,305), $1,452 and $3,771 for the fiscal years ended March 31, 2003, 2004 and 2005, respectively, that is included in other comprehensive loss. The estimated fair value of the Company's interest rate swap agreements was a liability of $5,768, $4,316 and $545 at March 31, 2003, 2004 and 2005, respectively, as estimated based on quotes from market makers of these instruments. The Company recorded an expense of $2,341, $2,653 and $2,618 in fiscal 2003, 2004 and 2005, respectively, which was recorded as an increase in interest expense.

In conjunction with the February 2001 swap agreements, the Company entered into option agreements that gave the counterparties the right, exercisable on February 22, 2004, to swap a floating interest rate payment by the Company on a notional amount of $60,000 for the receipt by the Company of a fixed interest rate payment of 5.59%, for the two-year period from February 22, 2004 to February 22, 2006. The option agreements expired on February 22, 2004 and were not exercised by the counterparties. The Company had not designated the option agreements as hedge instruments, thus changes in the fair value of the agreements were recorded as adjustments to interest expense. The estimated fair value of the Company's option agreements was a liability of $45 at March 31, 2003 and settled at March 31, 2004.

In April 2004, the Company entered into interest rate swap agreements to fix the interest rate on an additional $60,000 of its floating-rate obligations, beginning May 5, 2004, at a rate of 2.85% per annum in Year 1, 3.15% per annum in Year 2, 3.95% per annum in Year 3 and 4.75% per annum in Year 4. These agreements expire on May 5, 2008.

In August 2004, the Company entered into an interest rate swap agreement to fix the interest rate on an additional $8,000 of its floating-rate obligations, beginning November 5, 2004, at a rate of 2.85% per annum for half of Year 1, 3.15% per annum in Year 2, 3.95% per annum in Year 3 and 4.20% per annum in Year 4. These agreements expire on May 5, 2008.

During the fiscal year ending March 31, 2005, the Company entered into lead hedge contracts to fix the price of lead for lead purchases. In accordance with SFAS No. 133, the lead forward purchase contracts are considered perfectly effective against changes in the fair value of the underlying lead purchases and, as a result, there is no need to periodically reassess the effectiveness during the term of the hedges. Cash flows related to the lead forward purchase contracts are included in inventory. The fair value of open lead hedge contracts at March 31, 2005 was $785 and was recorded in other comprehensive income. The gain on the settlement of lead hedge contracts during fiscal 2005 was $4,425, a portion of which is recorded as a reduction of cost of goods sold and a portion of which was included in inventory at March 31, 2005.

(In Thousands, Except Per Share Data)

13. Income Taxes

Income tax (benefit) expense is composed of the following:

	Fiscal year ended March 31		
	2003	2004	2005
Current:			
Federal	$(1,147)	$ —	$ —
State	—	—	—
Foreign	5,123	9,597	7,452
Total current	3,976	9,597	7,452
Deferred:			
Federal	2,473	(12,348)	6,270
State	120	77	979
Foreign	5,786	5,631	2,658
Total deferred	8,379	(6,640)	9,907
Income tax expense	$12,355	$ 2,957	$17,359

Earnings (loss) before income taxes consists of the following:

	Fiscal year ended March 31		
	2003	2004	2005
United States	$ 1,161	$(44,778)	$ 6,225
Foreign	34,046	52,571	43,517
Earnings before income taxes	$35,207	$ 7,793	$49,742

Income taxes paid or (refunds) received by the Company for the fiscal years ended March 31, 2003, 2004 and 2005 were $3,830, $(3,083) and $9,133, respectively.

(In Thousands, Except Per Share Data)

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

	March 31	
	2004	2005
Deferred tax assets:		
Accounts receivable	$ 1,547	$ 1,452
Inventories	3,543	4,913
Other intangible assets	2,197	1,724
Plant and equipment	5,823	—
Net operating loss carryforwards	81,023	94,817
Accrued liabilities and restructuring expenses	21,314	17,037
Other noncurrent items	9,303	5,314
Gross deferred tax assets	124,750	125,257
Less valuation allowance	(74,109)	(78,084)
Total deferred tax assets	50,641	47,173
Deferred tax liabilities:		
Inventories	167	1,034
Property, plant and equipment	30,197	33,863
Other intangible assets	29,389	31,326
Other noncurrent items	1,539	5,971
Total deferred tax liabilities	61,292	72,194
Net deferred tax assets (liabilities)	$ (10,651)	$ (25,021)

The Company has approximately $48,875 in United States federal net operating loss carryforwards that begin to expire in the year beginning 2023.

The Company has recorded a deferred tax asset of approximately $17,106 related to net operating loss carryforwards in the United States. The Company expects to fully realize these United States net operating loss carryforwards against reversing taxable temporary differences, implementing certain tax planning strategies, and projected future taxable income; therefore management has not recorded a valuation allowance against this amount.

The Company has certain temporary differences in the United States related to the ESG acquisition, the tax benefit of which is limited by Section 382 of the Internal Revenue Code. The Company has recorded a full valuation allowance against these deferred tax assets as it is more likely than not that these assets will not be realized in the future.

The net operating loss carryforwards at March 31, 2005 related to its foreign subsidiaries are approximately $176,069. Some of these net operating loss carryforwards have an unlimited life, while others expire at various times over the next twenty years. In addition, the Company also had approximately $93,342 of net operating loss carryforwards for state tax purposes that expire at various times over the next 20 years. The Company has recorded a valuation allowance for net deferred tax assets in certain foreign and state tax jurisdictions, primarily related to net operating loss carryforwards, due to the significant losses incurred in these tax jurisdictions. Approximately $66,895 of the March 31, 2005 valuation allowance would be allocated to reduce goodwill should

(In Thousands, Except Per Share Data)

the Company subsequently recognize tax benefits for the related deferred tax assets. During the fiscal year ended March 31, 2005, the Company recorded tax benefits of $854 due to the utilization of net operating loss carryforwards in certain foreign subsidiaries.

A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

	Fiscal year ended March 31		
	2003	2004	2005
United States statutory income tax (benefit) expense (at 35%)	$12,322	$ 2,728	$17,410
Increase (decrease) resulting from:			
State income taxes, net of federal effect	120	50	636
Nondeductible expenses	359	1,293	1,837
Effect of foreign operations	(446)	(1,114)	(2,524)
Income tax expense	$12,355	$ 2,957	$17,359

At March 31, 2005, the Company has not recorded United States income or foreign withholding taxes on approximately $110,510 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the United States because the Company currently plans to keep these amounts permanently invested overseas.

The American Jobs Creation Act of 2004 (the "Act") was signed into law in late 2004. The Act provides for a special one-time 85 percent dividends-received deduction, upon meeting certain criteria, on the repatriation of certain foreign earnings from controlled foreign corporations. The deduction is available to the Company through March 31, 2006. The Company is currently evaluating the provisions of the Act, and therefore is unable to reasonably estimate a range of amounts that are being considered for repatriation, or the related income tax effects, if any, at this time. The Company will continue to evaluate the provisions of the Act and expects to complete this analysis during the fiscal year ending March 31, 2006. The income tax effect, if any, of repatriating any foreign earnings will be recognized in the period in which the decision to repatriate is made.

14. Pension Plans

The Company provides pension benefits to substantially all eligible salaried and hourly employees. The following table sets forth a reconciliation of the related benefit obligation, plan assets, and accrued benefit costs related to the pension benefits provided by the Company for these employees covered by defined benefit plans:

	United States Plans		International Plans	
	March 31		March 31	
	2004	2005	2004	2005
Change in benefit obligation				
Benefit obligation at the beginning of the year	$7,993	$8,339	$15,916	$22,233
Service cost	392	197	3,459	3,274
Interest cost	472	492	1,192	1,365
Benefits paid	(456)	(529)	(1,170)	(1,536)
Plan participants' contributions	—	—	922	963
Change in assumptions	—	—	—	—
Change due to plan amendment	36	—	—	—
Experience (gain) loss	(98)	22	(155)	324
Foreign currency translation adjustment	—	—	2,069	1,058
Benefit obligation at the end of the period	$8,339	$8,521	$22,233	$27,681

(In Thousands, Except Per Share Data)

	United States Plans		International Plans	
	March 31		March 31	
	2004	2005	2004	2005
Change in plan assets				
Fair value of plan assets at the beginning of the period	$ 4,865	$ 5,771	$ 3,021	$ 7,679
Actual return on plan assets	1,330	224	369	1,339
Employer contributions	32	1,064	3,185	2,330
Plan participants' Contributions	—	—	922	963
Benefits paid, inclusive of plan expenses	(456)	(529)	(252)	(1,076)
Foreign currency translation adjustments	—	—	433	240
Fair value of plan assets at the end of the period	$ 5,771	$ 6,530	$ 7,678	$ 11,475
Funded status (deficit)	$(2,568)	$(1,991)	$(14,555)	$(16,206)
Unrecognized net loss	2,426	2,638	65	856
Prepaid (accrued) benefit cost	$ (142)	$ 647	$(14,490)	$(15,350)

Prepaid pension cost is included in other assets and accrued benefit liability is included in other liabilities.

Net periodic pension cost for 2003, 2004, and 2005 includes the following components:

	United States Plans			International Plans		
	March 31			March 31		
	2003	2004	2005	2003	2004	2005
Service Cost	$ 529	$ 392	$ 197	$1,970	$3,459	$ 3,274
Interest Cost	435	472	492	806	1,192	1,365
Actual loss (return) on plan assets	984	(1,330)	(224)	115	(369)	(1,339)
Amortization and deferral	(1,514)	1,099	(191)	—	9	12
Net periodic benefit cost	$ 434	$ 633	$ 274	$2,891	$4,291	$ 3,312

Significant assumptions used in accounting for the pension benefit plans are as follows:

	United States Plans			International Plans	
	March 31			March 31	
	2003	2004	2005	2004	2005
Discount rate	6.0%	6.0%	6.0%	4.8-6.0%	4.8-5.8%
Expected return on plan assets	9.0	9.0	9.0	7.0-7.8	6.0-7.8
Rate of compensation increase	N/A	N/A	N/A	2.0-4.0	2.0-4.0

The United States plans do not include compensation in the formula for determining the pension benefit as it is based solely on years of service.

The Company's investment policy emphasizes a balanced approach to investing in securities of high quality and ready marketability. Investment flexibility is encouraged so as not to exclude opportunities available through a diversified investment strategy.

(In Thousands, Except Per Share Data)

Equity investments are maintained within a target range of 50%-70% of the total portfolio at market. Investments in debt securities include issues of various maturities, and the average quality rating of bonds should be investment grade with a minimum quality rating of "B" at the time of purchase.

The Company periodically reviews the asset allocation of its portfolio. The proportion committed to equities, debt securities and cash equivalents is a function of the values available in each category and risk considerations. The plan's overall return will be compared to and expected to meet or exceed established benchmark funds and returns over a three to five year period.

The objectives of the Company's investment strategies are: (a) the achievement of a reasonable long-term rate of total return consistent with an emphasis on preservation of capital and purchasing power, (b) stability of annual returns through a portfolio risk level which is appropriate to conservative accounts, and (c) reflective of our willingness to forgo significantly above-average rewards in order to minimize above-average risks. These objectives may not be met each year but should be attained over a reasonable period of time.

The Company expects to make cash contributions of approximately $3,200 to its pension plans in fiscal year 2006.

As a result of the ESG business combination, the Company has assumed a defined benefit plan in Germany. This plan has no assets and a benefit obligation of $13,660 and $14,538 as of March 31, 2004 and 2005, respectively. Other salary and hourly employees are provided benefits in accordance with governmental regulatory requirements.

The allocation of investments for the pension plans is as follows:

	United States March 31		International Plans March 31
	2004	2005	2005
Equity securities	67.5%	64.2%	62.3%
Debt securities	31.5	27.9	36.2
Cash equivalents	1.0	7.9	1.5
Total	100.0%	100.0%	100.0%

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits
2006	$ 1,497
2007	1,559
2008	1,560
2009	1,621
2010	1,744
Years 2011-2015	11,205

During fiscal 2003 and 2004, the Company had a Defined Contribution Plan (the "401(k) Plan") covering certain salaried employees. Under the 401(k) Plan, the Company contributed annually 4% of eligible employees'

(In Thousands, Except Per Share Data)

salaries to a trust fund. In addition to the employer contribution, a salaried employee could make voluntary contributions to the plan of up to 75% of their salary (as of July 22, 2002). In addition, the Company was obligated to make additional matching contributions, to the extent of the employee's participation in the plan, of 25% of the first 4% of the employee's salary contributed by the employee. The 401(k) Plan also allowed the Company to make discretionary matching contributions.

Effective January 1, 2004, the Company amended the 401(k) Plan. The amended 401(k) Plan covers substantially all U.S. salaried and hourly employees except those covered by a union plan. All eligible employees of the amended 401(k) Plan receive a matching contribution of 100% of the first 4% of wages contributed and 50% of the next 2% of wages contributed for a total match of up to 5% by the Company. Employer expenses for the 401(k) plan for the fiscal years ended March 31, 2003, 2004 and 2005 were $1,817, $1,976 and $1,972, respectively.

15. Preferred Stock

The Company's certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share (Preferred Stock). At March 31, 2005, no shares of Preferred Stock were issued or outstanding. The Board of Directors of the Company has the authority to specify the terms of any Preferred Shares at the time of issuance.

In connection with the Company's acquisition of ESG in 2002, the Company issued 665,883 shares of Series A Convertible Preferred Stock (Series A Preferred Stock), which were, at the date of issuance, convertible into an equal number of shares of Common Stock. The holder of each share of Series A Preferred Stock was entitled to receive a cumulative dividend, in kind, at a rate of 7.5% compounded quarterly. At the option of the holder, each share of Series A Preferred Stock was convertible into one share of Common Stock plus an additional number of shares of Common Stock equal to the cumulative dividend as of the conversion date. The fair value of additional shares issuable upon conversion of the Series A Preferred Stock has been reflected as a preferred stock dividend. At March 31, 2004, the Series A Preferred Stock was convertible into 22,018,294 shares of common stock and that number was reserved for conversion. In the event of a dividend or distribution to holders of Common Stock, the holders of Series A Preferred Stock were entitled to receive an equivalent dividend or distribution based upon the amount of shares of common stock they would hold as if the holders had converted to common stock. No dividends or distributions were payable to holders of common stock unless all dividends to which holders of Series A Preferred Stock are entitled were paid in full.

Had the Company dissolved or liquidated prior to conversion, the holders of the Preferred Stock would had been entitled to an amount per share at least equal to the original amount at issuance plus the cumulative dividend as of the date of dissolution or liquidation ($327,677 at March 31, 2004). All of the Series A Preferred Stock were converted into 22,431,138 shares of Common Stock upon the Company's initial public offering.

16. Stock Plans

Stock Incentive Plans

The Company maintains a management equity plan that reserves 7,113,611 shares of Common Stock for the grant of restricted shares, and various classes of nonqualified stock options. Options have been granted to employees under various plans at prices not less than the fair market value of the shares on the dates the options were granted. Generally, options vest over a four-year period and become exercisable in annual installments over the vesting period. Options generally expire in 10 years.

(In Thousands, Except Per Share Data)

Pro forma information regarding net income required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2004	2005
Risk-free interest rate	5%	3%	5%
Dividend yield	0%	0%	0%
Expected life	7 years	7 years	7 years
Expected volatility	N/A	N/A	28.9%

As permitted under the provisions of SFAS No. 123 and based on the historical lack of a public market for the Company's options, no factor for volatility has been reflected in the option-pricing calculation.

The following table summarizes the Company's stock option activity in the years indicated:

	2003		2004		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	5,715,162	$19.47	5,680,164	$19.52	6,983,601	$14.13
March 2004 adjustment to outstanding	—	N/A	854,865	N/A	—	N/A
Conversion of preferred stock options to common stock options at IPO	—	N/A	—	N/A	357,507	3.74
Granted	23,313	14.91	541,829	19.74	194,109	14.03
Exercised	—	—	—	—	(213,435)	9.40
Forfeited	(58,311)	14.91	(93,257)	14.91	(47,168)	18.95
Outstanding at end of year	5,680,164	19.52	6,983,601	14.13	7,274,614	13.72
Exercisable at end of year	5,680,164	17.94	4,011,273	14.26	7,070,989	13.73
Reserved for future grant at year-end	310,678		130,010		869,000	

Fiscal 2005 options were granted with an exercise price that equals or was in excess of the estimated fair market value of a share of EnerSys common stock on the date of grant. The weighted average estimated fair market value of options that were granted in fiscal 2005 was $4.10.

Prior year option grants issued while the Company was a private company were issued at the fair value of the common stock that was estimated contemporaneously with the grants. Determining the fair value of the Company's stock while it was private required making complex and subjective judgments. The Company's approach to valuation was based upon a range of factors, including comparable company earning multiples, the illiquidity of the stock in a private company, and the Company's performance and operating results at the time of the grant, among other items. There was inherent uncertainty in making these estimates.

During fiscal year 2005, 10,609 of preferred stock options outstanding, were converted into 357,507 common stock options. The additional preferred stock accretion in fiscal 2005 was 6,553 options. The approximate weighted average exercise price is $3.74 per share. These options are fully vested and expire on October 30, 2008.

(In Thousands, Except Per Share Data)

The Board of Directors approved certain adjustments to the outstanding options as well as the number of options available for grant under the stock incentive plans in response to the recapitalization transaction on March 17, 2004 (see Note 2). The adjustments included increasing the number of shares under option from 6,128,612 to 6,983,469, lowering the exercise prices of $14.98 to $10.82 and lowering the range of options with an exercise price of from $22.37–$28.07 to $16.24–$20.39. These adjustments consequently increased the aggregate number of shares or options to purchase shares that are authorized for issuance under the stock incentive plans from 6,258,686 to 7,113,611. All vesting and term provisions of each award remained unchanged. No compensation expense was recognized in connection with these adjustments since (i) the adjustments were executed in response to an equity restructuring and (ii) the modifications to the awards did not increase the aggregate intrinsic value of each award and did not reduce the per share ratio of the exercise price to the market value.

At the date of the IPO, the Management Equity Plan was eliminated and the 2004 Equity Incentive Plan ("EIP") was established. A maximum of 1,000,000 shares of the Company's common stock may be subject to awards under the EIP.

The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$3.74	314,553	3.58	$ 3.74	314,553	$ 3.74
10.82	3,854,163	5.62	10.82	3,749,742	10.82
19.11	18,615	6.98	19.11	10,238	19.11
20.39	16,395	6.98	20.39	9,017	20.39
12.84	34,500	9.42	12.84	—	—
14.37	96,500	9.79	14.37	—	—
16.24	1,985,345	2.58	16.24	1,956,911	16.24
21.91	786,650	5.58	21.91	773,459	21.91
29.36	167,893	5.58	29.36	167,893	29.36
	7,274,614	4.72	$13.72	6,981,813	$13.72

17. Earnings Per Share

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net earnings per common share (dollars in thousands, except per share data).

	March 31		
	2003	2004	2005
Net earnings	$ 22,852	$ 4,836	$ 32,383
Series A convertible preferred stock dividends	24,057	24,689	8,155
Net (loss) earnings available to common stockholders	$ (1,205)	$ (19,853)	$ 24,228
Average common shares:			
Basic (weighted-average outstanding shares)	11,014,421	11,014,421	36,416,358
Dilutive potential common shares from common and preferred stock options	—	—	630,339
Diluted (weighted-average outstanding shares)	11,014,421	11,014,421	37,046,697
Basic (loss) earnings per common share	$ (0.11)	$ (1.80)	$ 0.67
Diluted (loss) earnings per common share	$ (0.11)	$ (1.80)	$ 0.65
Antidilutive options and convertible preferred stock not included in the dilutive (loss) earnings per common share calculation	26,461,851	29,344,854	8,649,375

18. Commitments and Contingencies

The Company is involved in litigation incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company's financial condition, results of operations, or cash flows.

As a result of its operations, the Company is subject to various federal, state, local, and foreign environmental laws and regulations and is exposed to the costs and risks of handling, processing, storing, transporting, and disposing of hazardous substances, especially lead and acid. The Company's operations are also subject to federal, state, local, and foreign occupational safety and health regulations, including laws and regulations relating to exposure to lead in the workplace.

The Company is involved in ongoing environmental issues at certain of its United States and foreign facilities. The Company currently has identified three potential environmental issues at our Manchester, United Kingdom battery facility and has established reserves of approximately $6,500 in accrued restructuring at March 31, 2005. The Company believes it is indemnified in whole or in part for some of these environmental matters. Based on information available at this time, management believes that its reserves are sufficient to satisfy its environmental liabilities.

In order to ensure a steady supply of lead and to hedge against large increases in cost, the Company has entered into contracts with suppliers for the purchase of lead. Each such contract is for a period not extending beyond one year. Under these contracts, the Company was committed at March 31, 2004 to purchase approximately 39 million pounds of lead for a total purchase price of $11,900. At March 31, 2005, the Company was committed to purchase approximately 2 million pounds of lead for a total purchase price of $660.

(In Thousands, Except Per Share Data)

19. Concentration of Credit Risk

Financial instruments that subject the Company to potential concentration of credit risk consist principally of trade accounts receivable and temporary cash investments. The Company places its temporary cash investments with various financial institutions and, generally, limits the amount of credit exposure to any one financial institution. Concentration of credit risk with respect to trade receivables is limited by a large, diversified customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

20. Operations by Industry Segment and Geographic Area

The Company has the following two reportable business segments:

The Reserve Power segment manufactures batteries used to provide backup power for the continuous operation of critical systems during power disruptions. They include telecommunications and computer systems, such as process control and database systems.

The Motive Power segment manufactures batteries used to power mobile manufacturing, warehousing and other ground handling equipment, primarily industrial forklifts.

	Reserve Power	Motive Power	Other	Consolidated
Fiscal year ended March 31, 2003				
Net sales	$426,900	$432,743	$ —	$ 859,643
Operating earnings	31,079	24,139	(264)	54,954
Fiscal year ended March 31, 2004				
Net sales	$480,006	$489,073	$ —	$ 969,079
Operating earnings (loss)	38,544	36,836	(21,567)	53,813
Fiscal year ended March 31, 2005				
Net sales	$510,506	$573,356	$ —	$1,083,862
Operating earnings (loss)	36,793	39,810	(203)	76,400

Other represents restructuring expense and other special charges (see Note 22).

Many of the Company's facilities manufacture products for both of the Company's segments. Therefore, it is not practicable to disclose asset information on a segment basis.

(In Thousands, Except Per Share Data)

Summarized financial information related to geographic areas in which the Company operated at March 31, 2003, 2004 and 2005 and for each of the years then ended is show below.

	2003	2004	2005
Net sales			
Europe	$434,493	$511,026	$ 568,837
Americas	392,003	408,836	449,997
Asia	33,147	49,217	65,028
Total	$859,643	$969,079	$1,083,862
Operating (loss) earnings			
Europe	$ 26,811	$ 36,263	$ 32,091
Americas	24,860	34,813	38,749
Asia	5,712	4,305	5,763
Eliminations, special charges and other	(2,429)	(21,568)	(203)
Total	$ 54,954	$ 53,813	$ 76,400
Property, plant and equipment, net			
Europe	$141,555	$156,470	$ 156,872
Americas	126,075	120,474	114,095
Asia	8,029	7,906	8,901
Total	$275,659	$284,850	$ 279,868

21. Warranty

The Company provides for estimated product warranty expenses when the related products are sold and are primarily included within accrued expenses. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties is as follows:

Balance at April 1, 2003	$ 24,198
Current year provisions	16,176
Costs incurred	(17,125)
Balance at April 1, 2004	23,249
Current year provisions	14,453
Costs incurred	(14,916)
Balance at March 31, 2005	$ 22,786

(In Thousands, Except Per Share Data)

22. Special Charges

The following is a summary of special charges:

	March 31		
	2003	2004	2005
Uncompleted acquisition attempts	$—	$ 6,800	$ —
Restructuring	—	2,295	—
Bonus and related payroll costs associated with recapitalization	—	12,052	—
Special charges—operating	—	21,147	—
Settlement agreement	—	24,405	—
Write-off of deferred financing costs	—	6,569	3,622
Prepayment penalty	—	—	2,400
Special charges—non-operating	—	30,974	6,022
Total special charges	$—	$52,121	$6,022

Special charges-operating for the fiscal year ended March 31, 2004 of $21,147 includes charges for uncompleted acquisitions (primarily legal and professional fees), plant closing costs related to the final settlement of labor matters relating to a North American plant closed in fiscal 2002 and a special bonus paid, including related payroll costs, in connection with the March 17, 2004 recapitalization transaction (see Note 2).

Special charges-non-operating for the fiscal year ended March 31, 2004 were $30,974, including $24,405 associated with the Settlement Agreement (see Note 9) that among other items, repaid seller notes and canceled stock warrants, all of which were attributable to the ESG acquisition; and deferred financing costs written off related to debt refinanced in the March 2004 recapitalization.

Special charges-non-operating for the fiscal year ended March 31, 2005 were $6,022 for the write-off of a portion of unamortized deferred finance costs and a prepayment penalty on the repayment of its senior secured lien term loan in connection with the IPO.

(In Thousands, Except Per Share Data)

For the fiscal year ended March 31, 2004, the Company recorded a provision of $6,386 primarily for legal costs, including a union settlement, associated with the closing of the North American facility and a reversal of $3,730 for unused reserves related to the reduction of product offerings, resulting in a net provision of $2,656 during the fiscal year ended March 31, 2004. The Company plans to sell the one remaining North American location and has estimated the sales value, net of costs to sell, at $1,000. As of March 31, 2005 this facility has not been sold and is included within other assets. This facility has been actively listed for sale since fiscal 2002, but remains unsold primarily due to its special purpose nature, size and location. As of March 31, 2005, the cumulative cash expenditures incurred to date were $20,438. For the fiscal year ended March 31, 2005, the Company recorded a provision of $715 for additional estimated environmental costs for the North American closed facility and $1,354 for additional estimated costs for exiting its former South American manufacturing operation. As of March 31, 2005, $4,766 of restructuring reserves remained, which represented environmental costs of $2,421, and exit costs of $2,345. A rollforward of this restructuring reserve is as follows:

Balance at March 31, 2003	$11,722
Current year provisions, net	2,656
Costs incurred	(2,315)
Balance at March 31, 2004	12,063
Current year provisions, net	2,069
Costs incurred	(9,366)
Balance at March 31, 2005	$ 4,766

Of this balance of $4,766, approximately $3,000 is anticipated to be incurred during fiscal 2006 and the remaining $1,766 is anticipated to be incurred in fiscal 2007.

23. Other Income, net

	March 31		
	2003	2004	2005
Foreign exchange transaction gains	$(1,174)	$(3,965)	$(1,899)
Other (income) expense	809	(1,549)	(957)
Minority interest	(399)	217	217
Total	$ (764)	$(5,297)	$(2,639)

(In Thousands, Except Per Share Data)

24. Quarterly Financial Data (Unaudited)

The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four fiscal quarters in fiscal 2005 ended on July 4, 2004, October 3, 2004, January 2, 2005, and March 31, 2005, respectively. The four fiscal quarters in fiscal 2004 ended on June 29, 2003, September 28, 2003, December 28, 2003, and March 31, 2004.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Fiscal year ended March 31, 2004					
Net sales	$218,265	$222,139	$253,296	$275,379	$ 969,079
Gross profit	52,556	57,276	64,036	72,386	246,254
Operating earnings	12,484	17,320	11,744	12,265	53,813
Net earnings (loss)	5,800	8,672	(10,399)	763	4,836
Series A convertible preferred stock dividends	5,643	5,731	5,844	7,471	24,689
Net earnings (loss) available to common stockholders	157	2,941	(16,243)	(6,708)	(19,853)
Net earnings (loss) per common share—basic	$ 0.01	$ 0.27	$ (1.47)	$ (0.61)	$ (1.80)
Net earnings (loss) per common share—diluted	$ 0.01	$ 0.26	$ (1.47)	$ (0.61)	$ (1.80)
Fiscal year ended March 31, 2005					
Net sales	$263,261	$261,313	$273,707	$285,581	$1,083,862
Gross profit	66,718	61,121	60,365	67,211	255,415
Operating earnings	22,114	19,832	16,571	17,883	76,400
Net earnings	9,026	6,384	6,818	10,155	32,383
Series A convertible preferred stock dividends	8,155	—	—	—	8,155
Net earnings available to common stockholders	871	6,384	6,818	10,155	24,228
Net earnings per common share— basic	$ 0.08	$ 0.15	$ 0.15	$ 0.22	$ 0.67
Net earnings per common share— diluted	$ 0.08	$ 0.15	$ 0.14	$ 0.22	$ 0.65

The following reclasses to reflect gains and losses on disposals of fixed assets in operating earnings rather than other income, net were recorded for the quarters indicated:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Fiscal 2004					
Operating earnings, decrease	$ (5)	$(100)	$(209)	$ (517)	$(831)
Other income, net	5	100	209	517	831
Fiscal 2005					
Operating earnings, decrease	$(401)	$ (58)	$(291)	$ N/A	$(750)
Other income, net	401	58	291	N/A	750

(In Thousands, Except Per Share Data)

During the third quarter of fiscal year 2004 the Company recorded special charges of $33,500 related to the settlement agreement with Invensys, costs associated with abandoned acquisitions and provisions for restructuring. During the fourth quarter of fiscal 2004 the Company recorded special charges of $18,621 related to the recapitalization transaction and during the second quarter of fiscal 2005 the Company recorded special charges of $6,022 related to a write-off of deferred finance costs and a prepayment penalty (see Note 22).

25. Subsequent Event

On June 1, 2005, the Company acquired the motive power battery business of FIAMM, S.p.A., which operates primarily in Europe. The cash purchase price for this acquisition was €25,000 (approximately $31,250). The acquisition was financed with proceeds from a €25,000 European term loan. The European term loan has amortizing payments and matures on June 30, 2011. Borrowings under the European term loan bear interest at a floating rate based upon a EURIBOR rate plus an applicable percentage.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Disclosure Controls and Procedures. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Information required by this item is incorporated by reference to the Company's definitive proxy statement under the captions "Board of Directors" and "Executive Officers," which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Report.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this item is incorporated by reference to the Company's definitive proxy statement under the caption "Executive Compensation," which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Report.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this item is incorporated by reference to the Company's definitive proxy statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation-Equity Compensation Plan Information," which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Report.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

Information required by this item is incorporated by reference to the Company's definitive proxy statement under the caption "Certain Relationships and Related Transactions," which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Report.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information required by this item is incorporated by reference to the Company's definitive proxy statement under the caption "Audit Committee Report," which will be filed with the Commission not later than 120 days after the close of the fiscal year covered by this Report.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

(1) Consolidated Financial Statements

See Index to Consolidated Financial Statements on page A-47.

(2) Financial Statement Schedules

The following consolidated financial statement schedule should be read in conjunction with the consolidated financial statements (see Item 8. "Financial Statements and Supplementary Data:"): Schedule II—Valuation and Qualifying Accounts on page A-88.

All other schedules are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.

(b) The following documents are filed herewith as exhibits:

Exhibit Number	Description of Exhibit
3.1	Fifth Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
3.2	Bylaws (incorporated by reference to Exhibits 3.2 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
4.1	2004 Securityholder Agreement (incorporated by reference to Exhibit 4.2 to Amendment No. 4 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 26, 2004).
10.1	Credit Agreement, dated March 17, 2004, among EnerSys, EnerSys Capital Inc., various lending institutions party thereto, Bank of America, N.A., as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Documentation Agent (incorporated by reference to Exhibit 10.9 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.2	First Amendment and Consent to Credit Agreement (File No. 001-32253) (incorporated by reference to Exhibit 10.28 to EnerSys' Form 10-Q filed on September 9, 2004).
10.3	Second Amendment and Consent to Credit Agreement (filed herewith)
10.4	Pledge Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.10 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.5	Security Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.11 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.6	Subsidiaries Guaranty, dated March 17, 2004, among various subsidiaries of EnerSys, in favor of Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.12 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.7	Second-Lien Credit Agreement, dated March 17, 2004, among EnerSys, EnerSys Capital Inc., various lending institutions party thereto, Bank of America, N.A., as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and Lehman Commercial Paper Inc., as Documentation Agent (incorporated by reference to Exhibit 10.13 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).

Exhibit Number	Description of Exhibit
10.8	Second-Lien Pledge Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Second-Lien Collateral Agent (incorporated by reference to Exhibit 10.14 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.9	Second-Lien Security Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Second-Lien Collateral Agent (incorporated by reference to Exhibit 10.15 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.10	Second-Lien Subsidiaries Guaranty, dated March 17, 2004, among various subsidiaries of EnerSys, in favor of Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.16 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.11	Intercreditor Agreement, dated March 17, 2004, by and among EnerSys, EnerSys Capital Inc. and Bank of America, N.A., in its capacity as Collateral Agent for the First-Lien Obligations and in its Capacity as Collateral Agent for the Second-Lien Obligations (incorporated by reference to Exhibit 10.17 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.12	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John D. Craig and letter of amendment thereto (incorporated by reference to Exhibit 10.2 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.13	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Michael T. Philion and letter of amendment thereto (incorporated by reference to Exhibit 10.3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.14	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John A. Shea and letter of amendment thereto (incorporated by reference to Exhibit 10.5 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.15	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Richard W. Zuidema and letter of amendment thereto (incorporated by reference to Exhibit 10.6 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.16	Directorship Agreement, dated January 8, 2002, between EnerSys, Inc. and Ray Kubis (incorporated by reference to Exhibit 10.7 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.17	Managing Directorship Agreement, dated January 8, 2002, between Hawker Belgium S.A. and Ray Kubis (incorporated by reference to Exhibit 10.8 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004
10.18	Letter, dated April 13, 2005, amending the Employment Agreement between Yuasa, Inc. and John D. Craig (incorporated by reference to Exhibit 10.1 to EnerSys' Form 8-K dated April 13, 2005).
10.19	Letter, dated April 13, 2005, amending the Employment Agreement between Yuasa, Inc. and Michael T. Philion (incorporated by reference to Exhibit 10.2 to EnerSys' Form 8-K dated April 13, 2005).
10.20	Letter, dated April 13, 2005, amending the Employment Agreement between Yuasa, Inc. and John A. Shea (incorporated by reference to Exhibit 10.4 to EnerSys' Form 8-K dated April 13, 2005).

Exhibit Number	Description of Exhibit
10.21	Letter, dated April 13, 2005, amending the Employment Agreement between Yuasa, Inc. and Richard W. Zuidema (incorporated by reference to Exhibit 10.3 to EnerSys' Form 8-K dated April 13, 2005).
10.22	Letter, dated April 13, 2005, amending the Directorship Agreement between Hawker Belgium S.A. and Raymond R. Kubis (incorporated by reference to Exhibit 10.5 to EnerSys' Form 8-K dated April 13, 2005).
10.23	Form of 2000 Management Equity Plan (incorporated by reference as Exhibit 10.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.24	Form of Indemnification Agreement between EnerSys and each of its Directors and Officers (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.25	Form of 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.26	Form of Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.26 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.27	Trademark and Trade name License Agreement, dated June 10, 1991, by and between Exide Corporation and Yuasa Battery (America), Inc. (incorporated by reference to Exhibit 10.25 to Amendment No. 2 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 6, 2004).
10.28	Stock Subscription Agreement, dated March 22, 2002, among EnerSys Holdings Inc., Morgan Stanley Dean Witter Capital Partners IV, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. and Morgan Stanley Global Emerging Markets Private Investors, L.P. (incorporated by reference to Exhibit 10.27 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
11.1 *	Statement regarding Computation of Per Share Earnings
21.1	Subsidiaries of the Registrant (filed herewith)
23.1	Consent of Ernst & Young LLP (filed herewith)
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)

* Information required to be presented in Exhibit 11 is provided in Note 17 to the consolidated financial statements under Part II, Item 8 of this Form 10-K/A in accordance with the provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings per Share.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reading, Commonwealth of Pennsylvania, on June 20, 2005.

ENERSYS

By /s/ JOHN D. CRAIG

John D. Craig
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below hereby appoints John D. Craig and Michael T. Philion and each of them, as his true and lawful agent, with full power of substitution and resubstitution, for him and in his, place or stead, in any and all capacities, to execute any and all amendments to the within annual report, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ JOHN D. CRAIG **John D. Craig**	Chairman, President, and Chief Executive Officer and Director (Principal Executive Officer)	June 20, 2005
/s/ MICHAEL T. PHILION **Michael T. Philion**	Executive Vice President-Finance and Chief Financial Officer (Principal Financial Officer)	June 20, 2005
/s/ JEFFREY J. PETRICK **Jeffrey J. Petrick**	Vice President & Corporate Controller (Principal Accounting Officer)	June 20, 2005
/s/ HOWARD I. HOFFEN **Howard I. Hoffen**	Director	June 20, 2005
/s/ ERIC T. FRY **Eric T. Fry**	Director	June 20, 2005
/s/ MICHAEL C. HOFFMAN **Michael C. Hoffman**	Director	June 20, 2005
/s/ CHAD L. ELLIOTT **Chad L. Elliott**	Director	June 20, 2005
/s/ DENNIS S. MARLO **Dennis S. Marlo**	Director	June 20, 2005
/s/ JOHN F. LEHMAN **John F. Lehman**	Director	June 20, 2005

SCHEDULE II

EnerSys
Valuation and Qualifying Accounts
(In Thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Charge-Offs	Other [1]	Balance at End of Period
Allowance for doubtful accounts:					
Fiscal year ended March 31, 2003	$ 5,554	$1,860	$(2,675)	$ 3,753	$ 8,492
Fiscal year ended March 31, 2004	$ 8,492	$ 849	$(1,825)	$ (794)	$ 6,722
Fiscal year ended March 31, 2005	$ 6,722	$ (441)	$(1,441)	$ (131)	$ 4,709
Allowance for inventory valuation:					
Fiscal year ended March 31, 2003	$12,396	$2,992	$(7,114)	$ (319)	$ 7,955
Fiscal year ended March 31, 2004	$ 7,955	$5,148	$(4,542)	$ 2,334	$10,895
Fiscal year ended March 31, 2005	$10,895	$4,065	$(5,574)	$ 512	$ 9,898
Allowance for deferred income tax assets:					
Fiscal year ended March 31, 2003	$49,782	$1,744	$ —	$15,380	$66,906
Fiscal year ended March 31, 2004	$66,906	$4,415	$ —	$ 2,788	$74,109
Fiscal year ended March 31, 2005	$74,109	$1,463	$ —	$ 2,512	$78,084

(1) Primarily the impact of currency changes as well as acquisitions of certain businesses.